  As filed with the Securities and Exchange Commission on August 2, 2000
                                            Registration Statement No. 333-37606
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                              AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                               ----------------
                      3-Dimensional Pharmaceuticals, Inc.
             (Exact name of Registrant as specified in its charter)
        Delaware                     2834                    23-2716487
     (State or other           (Primary Standard            (IRS Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or       Classification Code No.)
      organization)

                     Eagleview Corporate Center, Suite 104
                               665 Stockton Drive
                                Exton, PA 19341
                                  610-458-8959
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                           David C. U'Prichard, Ph.D.
                            Chief Executive Officer
                      3-Dimensional Pharmaceuticals, Inc.
                     Eagleview Corporate Center, Suite 104
                               665 Stockton Drive
                                Exton, PA 19341
                                  610-458-8959
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                   Copies to:
         Randall B. Sunberg                         Jeffrey E. Cohen
     Morgan, Lewis & Bockius LLP                    Coudert Brothers
         1701 Market Street                    1114 Avenue of the Americas
       Philadelphia, PA 19103                    New York, NY 10036-7703
           (215) 963-5000                            (212) 626-4400

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement + +filed with the Securities and Exchange Commission becomes effective. This +
+preliminary prospectus is not an offer to sell these securities nor a         +
+solicitation of an offer to buy these securities in any jurisdiction where    +
+the offer or sale is not permitted.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED AUGUST 2, 2000

PRELIMINARY PROSPECTUS

                                4,000,000 Shares


                 [LOGO OF 3-DIMENSIONAL PHARMACEUTICALS, INC.]


                                  Common Stock

                                  -----------

This is an initial public offering of 4,000,000 shares of common stock of 3-Dimensional Pharmaceuticals, Inc. We are selling all of the shares of common stock offered under this prospectus.

We expect the public offering price for our common stock to be between $13 and $15 per share. There is currently no public market for our common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "DDDP".

See "Risk Factors" beginning on page 9 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public offering price............................................... $     $
Underwriting discounts and commissions.............................. $     $
Proceeds to 3-Dimensional Pharmaceuticals, Inc...................... $     $

                                  -----------

We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters are severally underwriting the shares being offered. The
underwriters expect to deliver the shares in New York, New York on      , 2000.

                                  -----------

Bear, Stearns & Co. Inc.

                 Chase H&Q

                        U.S. Bancorp Piper Jaffray

                  The date of this prospectus is      , 2000.

                                    SUMMARY

  Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially the section entitled "Risk Factors," and the financial statements and notes, before deciding to invest in shares of our common stock.

                                    Overview

  We are a drug discovery company that has developed and integrated a set of proprietary technologies called DiscoverWorks, which accelerate and improve the drug discovery process and capitalize on the opportunities presented by the thousands of new targets for drugs being revealed from the sequencing of the human genome. Our technologies also facilitate drug discovery for well-characterized disease targets that have proven difficult using traditional methods. We believe that our technologies, which apply to virtually any disease target, produce compounds suitable for development into drugs in a more timely and cost-effective manner and with a higher probability of success than that currently achieved using conventional methods. We are using our technologies both to assist collaborators in discovering drug candidates, and to discover and develop our own drug candidates, which we currently intend to license at the pre-clinical or early clinical stage.

  We have incurred substantial operating losses and as of March 31, 2000 had an accumulated deficit of $48.9 million. We have funded our operations primarily through private placements of equity securities totaling $72.0 million and revenues of $16.1 million. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop our technologies and our internal drug discovery programs and from the associated administrative costs required to support these efforts.

                               Market Opportunity

  The major steps in the drug discovery process involve producing a "target protein", which is a protein that because of its function in the body may underlie a disease process; identifying "hit" compounds that interact with the particular target protein; synthesizing and testing structurally similar compounds, or "analogs", to produce "lead" compounds with increased suitability as potential drugs; and chemically modifying, or "optimizing", such lead compounds to produce candidates for pre-clinical and clinical development. Parallel testing seeks to confirm, or "validate", the link between the target protein and a specific disease.

  Drug discovery has traditionally been a costly and time-consuming process in which the failure rate remains very high. Pharmaceutical companies are facing growing challenges to rapid and cost efficient drug discovery as continuing advances are made in genomics research. While there are approximately 500 currently known biological targets for human therapeutics, it is estimated that genomics research will facilitate the identification of an additional 5,000 to 10,000 potential targets. In order to take advantage of the wealth of opportunities presented by genomics research, pharmaceutical companies will need to generate new lead compounds on a scale commensurate with the increase in new targets. This will require the use of more advanced and integrated technologies to rapidly and cost efficiently discover and develop lead compounds. We expect this to become an increasingly severe bottleneck in the discovery process. Accordingly, we believe that pharmaceutical companies will increasingly use the resources of drug discovery companies with advanced technology capabilities, and license drug candidates developed by others.

                                  Our Solution


  We compete primarily with the internal discovery efforts of major pharmaceutical companies, as well as with biotechnology and drug discovery services companies. We believe that our integration or combination of the following multiple proprietary technologies provides us with competitive advantages in discovering chemical leads for new target proteins (the "target-to-lead" process), both over those pharmaceutical companies that have integrated discovery capabilities but lack our advanced technologies, and over biotechnology and drug discovery services companies that lack our integrated discovery capabilities:

  . Target Protein Production. Our technology allows rapid and cost efficient production of large amounts of target proteins.

  . 3-D Protein Structure. We are able to determine the 3-D structure of a target protein to visualize how compounds bind to the target.

  . Compound Library. Our compound collection, or "library", contains over 200,000 compounds selected for chemical diversity. We utilize a broad range of automated technologies to synthesize new compounds.

  . High-Throughput Screening. Our ThermoFluor process for high-throughput screening, which rapidly measures the binding affinity of a large number of compounds for a target protein, can be used for virtually any target protein.

  . Synthetically Accessible Compounds. Based on our data analysis of screening results, we can select and synthesize new compounds with improved properties from our database of approximately 2.5 billion analogs of the compounds in our library.

  . Data Analysis. Our DirectedDiversity software allows us to comprehensively analyze the properties of compounds which have binding affinity to a target protein.

  . Structure-Based Compound Optimization. Using 3-D structures of compounds bound to the target protein, we introduce rational design into the automated synthesis of new compounds with improved properties, based on a logical understanding of the site in the target protein at which compounds bind.

  . Chemistry-driven target validation. We use our ThermoFluor screening technology and our ability to rapidly produce lead compounds for chemistry-driven target validation, which is the process of establishing the link between a target protein and a disease by testing a compound in living organisms.

  We integrated the above technologies as DiscoverWorks in 1998, for use in our internal programs. While we have used various of the above technologies in collaborations since 1996, our recently signed Bristol-Myers Squibb collaboration represents the initial collaborative use of the entire DiscoverWorks set of technologies.


We believe that using our DiscoverWorks technologies creates the following principal advantages:

  . Time Reduction. DiscoverWorks reduces an important segment of the R&D process, from the setting up of an assay, which is a test to identify compounds which interact with a target protein, to the generation of a series of lead compounds with potential efficacy in living organisms, from fourteen to thirty months at many pharmaceutical companies to as little as seven to ten months. We expect this will reduce resources required and development costs per target and accelerate time to market of successful drugs.

  . Improved Compound Characteristics. Owing to the quality of our library of compounds and our ability to use structural information about the target protein when optimizing lead compounds, our DiscoverWorks technologies enhance our ability to include desirable characteristics in our compounds to increase the likelihood of their successful development as drugs.

  In summary, we believe DiscoverWorks has the potential to make better drug candidates, in a faster and more efficient manner, for almost any given target protein.

                         GPCR Drug Discovery Technology

  G-Protein Coupled Receptors, or GPCRs, are an important class of target proteins that exist on the surface of cells, and which account for over $20 billion in estimated annual drug sales. Current drugs on the market target less than 100 of these receptors. The sequencing of the human genome has revealed an estimated 1,000 previously unknown GPCRs that are potential new drug targets. To date, no experimentally derived 3-D structures of any GPCR that is an actual or potential drug target exist and, therefore, rational drug design based on the actual 3-D structure of target GPCRs has not been possible. Recently, we successfully produced high-quality crystals that we believe will enable us to experimentally determine the first 3-D structure of a drug target GPCR. We believe that this and other 3-D GPCR structures that we expect will emerge from our laboratories, together with our supporting technology in protein production, will prove important to unlocking the potential of GPCR genomics data for new drug discovery.

                       Collaborative Discovery Agreements

  We recently entered into a broad collaborative discovery and technology license and transfer agreement with Bristol-Myers Squibb Company. We also have collaborative discovery agreements with DuPont Pharmaceuticals Company, Boehringer Ingelheim Pharmaceuticals, Inc., Aventis Crop Protection GmbH, E.I. DuPont de Nemours, Heska Corporation, Inc. and BioCryst Pharmaceuticals, Inc.

                        Internal Drug Product Candidates

  We have also used our technologies to develop our own drug candidates for cardiovascular disease and cancer, which we currently intend to license at the pre-clinical or early clinical stage to pharmaceutical companies for clinical development and marketing. Of our nine current product development programs, one is in the clinical stage of development, which involves testing of the drug candidate in humans in a controlled environment, and eight are in the pre-clinical stage of development, which involves laboratory testing in non-human organisms. Our most advanced cardiovascular product candidate is designed to inhibit the formation of blood clots and is currently in Phase 1 clinical trials. Our most advanced cancer product candidate is designed to inhibit the supply of blood to and growth of tumors. This product candidate may be useful for cardiovascular indications. We have recently licensed this product candidate to Schering AG, Germany. None of our product candidates has received regulatory approval or has been commercialized.

                                  Our Strategy

  Our objective is to be an industry leader in the discovery and optimization of drug candidates by:

  .  further developing our DiscoverWorks technologies;

  .  developing and commercializing our unique GPCR discovery technology;

  . developing and expanding our internal drug discovery pipeline to produce drug candidates for licensing; and

  .  entering into additional discovery collaborations.

  We also intend to continue to apply our technologies to applications in the agricultural and veterinary medicine industries.

                             Additional Information

  We were incorporated in the State of Delaware in March 1993. Our executive offices are located in the Eagleview Corporate Center, 665 Stockton Drive, Exton, Pennsylvania 19341, and our telephone number is (610) 458-8959. Our web site is http://www.3dp.com. The information found on our web site is not part of this prospectus.

                                  THE OFFERING

 Common stock offered by us..... 4,000,000 shares

 Common stock to be outstanding
  after the offering............ 18,237,300 shares

 Use of proceeds................ We intend to use the net proceeds from this offering for research and development;
                                 acquisition or licensing of targets or
                                 technologies; expansion of our facilities;
                                 general corporate and working capital
                                 purposes; and possible future acquisitions.

 Nasdaq National Market symbol.. DDDP

  The number of shares outstanding after this offering excludes, as of June 30, 2000:

  . 2,200,000 shares of our common stock available for issuance under our 2000 equity compensation plan which will become effective upon the closing of this offering;

  . 2,112,405 shares of our common stock issuable under our current equity compensation plan upon exercise of outstanding options at a weighted average exercise price of $3.44 per share;

  . warrants to purchase 1,757,366 shares of common stock at a weighted average exercise price of $2.52 per share; and

  . warrants to purchase 239,475 shares of series A-1 preferred stock, which will either be exercised prior to the closing of this offering at an exercise price of $1.00 per share (and therefore be automatically converted into shares of common stock at the closing of this offering) or become exercisable for 85,527 shares of common stock upon the closing of this offering at an exercise price of $2.80 per share.

  Generally, the information in this prospectus, unless otherwise noted:

  . assumes that the over-allotment option is not exercised;

  . reflects a 1-for-2.8 reverse split in our common stock;

  . reflects the automatic conversion of all outstanding shares of preferred stock into an aggregate of 13,186,602 shares of common stock upon the closing of this offering;

  . assumes the amendment and restatement of our certificate of incorporation and bylaws to take effect upon the closing of this offering; and

  . assumes the issuance of an estimated 75,556 shares of our common stock upon the automatic conversion, at the closing of this offering, of $979,000 of convertible promissory notes, plus accrued interest, issued in lieu of cash dividends to the holders of our series A-1 preferred stock. This estimate is based upon an assumed initial public offering price of $14.00 per share and includes interest payable on the promissory notes through June 30, 2000.

                                ----------------

  DirectedDiversity and ThermoFluor are federally registered trademarks of 3-Dimensional Pharmaceuticals, Inc. or "3DP." We have also applied for a federally registered trademark for DiscoverWorks. In addition, Proteomica is an unregistered trademark of 3DP. This prospectus also refers to trade names and trademarks of other organizations.

                             SUMMARY FINANCIAL DATA
                      (in thousands except per share data)

  The following financial information should be read together with the financial statements and notes thereto and the "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included elsewhere in this prospectus.

                                                                          Three Months Ended
                                  Year ended December 31,                     March 31,
                          --------------------------------------------  -----------------------
                           1995     1996     1997     1998      1999     1999         2000
                          -------  -------  -------  -------  --------  -------  --------------
                                                                                 (consolidated)
                                                                             (unaudited)
Statements of Operations
 Data:
Grant and research
 revenue................  $   463  $   967  $ 3,580  $ 5,095  $  4,489  $ 1,379     $ 1,484
                          -------  -------  -------  -------  --------  -------     -------
Costs and expenses
 Research and
  development...........    3,414    4,556    6,517   10,984    12,136    2,975       3,425
 General and
  administrative........    1,122    1,708    3,000    4,458     6,525    1,155       1,537
 Litigation settlement..      --       --       --       --      1,500      --          --
                          -------  -------  -------  -------  --------  -------     -------
 Total costs and
  expenses..............    4,536    6,264    9,517   15,442    20,161    4,130       4,962
                          -------  -------  -------  -------  --------  -------     -------
Loss from operations....   (4,073)  (5,297)  (5,937) (10,347)  (15,672)  (2,751)     (3,478)
Interest income.........       16       14      521      868       328      125          87
Interest expense........     (401)    (580)    (149)    (232)     (625)    (114)       (351)
                          -------  -------  -------  -------  --------  -------     -------
Net loss................  $(4,458) $(5,862) $(5,565) $(9,711) $(15,969) $(2,740)    $(3,742)
Declared and accrued
 cumulative dividends on
 preferred stock........      --       --       --      (144)     (669)    (167)       (167)
                          -------  -------  -------  -------  --------  -------     -------
Net loss applicable to
 common stock...........  $(4,458) $(5,862) $(5,565) $(9,855) $(16,638) $(2,907)    $(3,909)
                          =======  =======  =======  =======  ========  =======     =======
Basic and diluted net
 loss per common share--
 historical.............  $(90.98) $(58.04) $(27.55) $(22.20) $ (27.37) $ (5.01)    $ (5.92)
                          =======  =======  =======  =======  ========  =======     =======
Weighted average common
 shares outstanding--
 historical.............       49      101      202      444       608      580         660
                          =======  =======  =======  =======  ========  =======     =======
Basic and diluted net
 loss per common share--
 pro forma..............                                      $  (1.57)             $  (.36)
                                                              ========              =======
Weighted average common
 shares outstanding--pro
 forma..................                                        10,198               10,288
                                                              ========              =======

                              As of March 31, 2000
                          ------------------------------
                                 (consolidated)
                                                  Pro
                                        Pro     forma as
                            Actual     Forma    Adjusted
                          ----------- --------  --------
                          (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............   $ 22,063   $ 22,063  $ 73,173
Total assets............     26,805     26,805    77,885
Notes payable--dividends
 and accrued interest...        701        --        --
Long-term debt, less
 current portion........      2,020      2,020     2,020
Redeemable convertible
 preferred stock........     63,550        --        --
Accumulated deficit.....    (48,851)   (48,851)  (48,851)
Total stockholders
 equity (deficit).......    (45,362)    18,889    69,969

  Pro forma net loss per share assumes all shares of our preferred stock had been converted into common stock on the date of original issuance and certain nonvested shares of our common stock, which automatically become vested upon completion of this offering, were vested as of the original date of issuance. See our financial statements for a more detailed description.

  Pro forma balance sheet data assumes the automatic conversion of all our outstanding preferred stock into common stock upon the closing of this offering and the issuance of an estimated 73,936 shares of our common stock upon the automatic conversion at the assumed initial public offering price of $14.00 per share, at the closing of this offering, of $979,000 of convertible promissory notes, plus accrued interest through March 31, 2000, issued in lieu of cash payment of dividends to the holders of our series A-1 preferred stock.

  The pro forma as adjusted balance sheet data above further reflects the sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share after deducting estimated underwriting discounts and commissions and estimated expenses of this offering. See "Use of Proceeds" and "Capitalization" for a discussion about how we intend to use the proceeds from this offering and about our capitalization.

                              RECENT DEVELOPMENTS

  Set forth below are supplementary unaudited selected financial data as of and for the six months ended June 30, 2000. The data are set forth in thousands except for per share data. Also set forth below is a brief supplementary discussion and analysis of results of operations, for the six months ended
June 30, 2000 compared with the six months ended June 30, 1999, and of liquidity and capital resources as of June 30, 2000. The amounts presented contains all adjustments (consisting only of normally recurring adjustments) which management believes is necessary for a fair presentation of such financial information. Results of operations for interim periods are not necessary illustrative of those to be achieved for full fiscal years.

  The information set forth below supplements, and should be read together with, the financial statements and notes thereto, the "Selected Financial Data" and the "Management's Discussion and Analysis of Financial Conditions and Results of Operations" sections included elsewhere in this prospectus.

                                                           Six Months Ended
                                                               June 30,
                                                        -----------------------
                                                         1999         2000
                                                        -------  --------------
                                                                 (consolidated)
                                                             (unaudited)
Statement of Operations Data:
Grant and research revenue............................  $ 3,261     $  3,615
Costs and expenses:
 Research and development.............................    5,850        6,560
 General and administrative...........................    2,812        3,221
                                                        -------     --------
  Total costs and expenses............................    8,662        9,781
                                                        -------     --------
Loss from operations..................................   (5,401)      (6,166)
Interest income.......................................      210          413
Interest expense......................................     (242)        (466)
                                                        -------     --------
Net loss..............................................   (5,433)      (6,219)
Declared and accrued cumulative dividends on preferred
 stock................................................     (334)        (334)
                                                        -------     --------
Net loss applicable to common stock...................  $(5,767)    $ (6,553)
                                                        =======     ========
Basic and diluted net loss per common share--
 historical...........................................  $ (9.74)    $  (9.61)
Weighted average common shares outstanding--
 historical...........................................      592          682
                                                        -------     --------
Basic and diluted net loss per common share--pro
 forma................................................              $  (0.52)
                                                                    ========
Weighted average common shares outstanding--pro
 forma................................................                12,056
                                                                    ========
                                                                     As of
                                                                 June 30, 2000
                                                                 --------------
                                                                 (consolidated)
                                                                  (unaudited)
Balance Sheet Data:
Cash and cash equivalents.............................              $ 22,400
Total assets..........................................                28,727
Notes payable--dividends and accrued interest.........                 1,058
Long-term debt, less current portion..................                 1,990
Redeemable convertible preferred stock................                63,550
Accumulated deficit...................................               (51,328)
Total capital deficiency..............................               (43,230)

  Pro forma net loss per share assumes all shares of our preferred stock have been converted into common stock on the date of original issuance and certain nonvested shares of our common stock, which automatically became vested upon completion of the offering, were vested as of the original date of issuance.

Results of Operations

 Six months Ended June 30, 2000 and 1999

  Revenue. Our revenue for the six months ended June 30, 2000 was $3.6 million as compared to $3.3 million for the six months ended June 30, 1999. Revenues in 2000 included $3.3 million from corporate collaborations, including revenue from new agreements with Schering Ag, Germany, DuPont Pharmaceuticals Company and Boehringer Ingelheim Pharmaceuticals, Inc., and continued funding from Aventis and Heska Corporation and $0.3 million from government grants. Revenues in the first half of 1999 included $3.2 million from corporate collaborations, including revenues from Wyeth-Ayerst, Merck KGaA, E.I. DuPont de Nemours and Heska Corporation and $0.1 million from government grants.

  Research and Development Expenses. Our research and development expenses increased $0.7 million, to $6.6 million for the six months ended June 30, 2000 from $5.9 million for the six months ended June 30, 1999. This increase was connected to the expansion of research efforts for our internal programs, including clinical testing of our lead internal compound, the commencement of collaborative discovery programs and investment in our core technologies, with related increases in expenses for personnel, equipment and lab supplies for all of these activities.

  General and Administrative Expenses. Our general and administrative expenses increased $0.4 million, to $3.2 million for the six months ended June 30, 2000 from $2.8 million for the six months ended June 30, 1999. The increase was primarily connected to increased management and administrative personnel expenses and legal and professional fees incurred in connection with litigation over intellectual property, which we settled in March 2000, and the expansion of our operations and business development efforts.

  Other Income (Expenses). Interest income increased $0.2 million, to $0.4 million for the six months ended June 30, 2000 from $0.2 million for the six months ended June 30, 1999. Interest expense increased $0.2 million to $0.5 million.

Liquidity and Capital Resources

  At June 30, 2000 we had cash and cash equivalents of $22.4 million and working capital of $18.1 million. In addition, on July 7, 2000 we signed a collaborative discovery and technology agreement with Bristol-Myers Squibb Company. The agreement with Bristol-Myers Squibb Company provides for us to receive non-refundable initial, or ("up-front"),fees of $23.5 million by August 7, 2000.

                                  RISK FACTORS

  An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should consider carefully the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of net losses and may never achieve or maintain profitability.

  We have incurred net losses since our inception, including net losses of approximately $9.7 million for the year ended December 31, 1998, approximately $16.0 million for the year ended December 31, 1999 and approximately $3.7 million for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of approximately $48.9 million. We may incur additional losses for at least the next several years. The extent of our future losses will depend on the rate of growth, if any, of our revenue and on the level of our expenses. To date, we have derived substantially all of our revenue from corporate collaborations, license agreements and government grants. We expect that substantially all of our revenue for the foreseeable future will result from payments from these sources and from the licensing of our technologies and of our internally developed pre-clinical and clinical drug candidates. We also expect to spend significant amounts to enhance our drug discovery technologies and to fund research and development of drug candidates we develop internally. Because our operating expenses will increase significantly in the near term, we will need to generate significant additional revenue to achieve profitability. In order to generate revenue, we must continue to develop products and technologies from which we can derive revenue either ourselves or through existing and future collaborations. Accordingly, we may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our technology position and will be unable to develop and commercialize our drug candidates.

  To date, we have funded our operations primarily through private placements of equity securities and revenues from corporate collaborations, with additional revenue from government grants, capital equipment and leasehold financing, and interest earned on net proceeds of our private placements. We believe that our cash balance as of March 31, 2000, together with up-front fees of $23.5 million and committed research funding of approximately $9 million over the next two years under our collaborative discovery agreement with Bristol-Myers Squibb Company, and together with the net proceeds of this offering, will be sufficient to meet our operating and capital requirements for at least the next two years. However, our present and future capital requirements depend on many factors, including:

  . the level of research and development investment required to maintain and improve our technology position;

  . our ability to enter into new agreements with collaborators or to extend the terms of our existing collaborations, and the terms of any agreement of this type;

  . our success rate or that of our collaborators in discovery efforts associated with milestones and royalties;

  . the timing, willingness and success of our collaborators to commercialize our products that would result in milestone payments and in royalties;

  . costs of recruiting and retaining qualified personnel;

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  . costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

  . our need or decision to acquire or license complementary technologies or new targets, or acquire complementary businesses; and

  . changes in drug candidate development plans needed to address any difficulties in clinical studies or in commercialization.

  Should we require additional capital in the future, we do not know whether additional financing will be available on acceptable terms when needed. We may raise these funds through public or private equity offerings or debt financings or through corporate collaborations and licensing arrangements.

  If we raise additional capital by issuing equity securities, our existing stockholders' percentage ownership will be reduced and they may experience substantial dilution. Any equity securities issued may also provide for rights, preferences or privileges senior to holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to holders of our common stock and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay or may not be able to continue developing our drug candidates.

  If additional funds are required to operate our business, these funds may not be available on terms that we find favorable, if at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or technologies or otherwise respond to competitive pressures could be significantly delayed or limited and we may need to downsize or halt our operations.

We are developing and using new technologies, and if we are unable to successfully commercialize these technologies, we will not achieve profitability.

  Our DiscoverWorks technologies, in particular our DirectedDiversity and ThermoFluor technologies, represent a new and unproven approach to the identification and optimization of lead compounds with therapeutic potential. We have not used these technologies in the development of any compound that has reached the point of commercialization. The recently signed collaboration with Bristol-Myers Squibb Company represents the initial collaborative use of the entire DiscoverWorks set of technologies. In addition, although we began using the entire DiscoverWorks set of technologies in our internal programs in 1998, we did not use our ThermoFluor technology in our most advanced internal programs. Our technologies may not result in the successful identification, optimization or development of compounds that are safe or efficacious. Because the development of new pharmaceutical products is highly uncertain, our drug discovery technologies may not produce any commercially successful compounds. Failure to validate our technologies through the successful discovery of compounds that become commercialized would hinder our ability to license drug candidates developed by us internally and to market successfully our technologies and services.

  Historically, due to the highly proprietary nature of drug discovery and development efforts, and the desire to obtain maximum patent and other proprietary protection for their programs, pharmaceutical and biotechnology companies have conducted molecular target screening and lead compound identification and optimization within their own internal research departments. To succeed, we must convince these companies that our technologies and capabilities justify retaining us to work on drug discovery programs on their behalf or the licensing by them of our technologies. To date, we have entered into only six collaborations involving DirectedDiversity technology, including three signed within the last eight months. Under the terms of a settlement agreement with Anadys Pharmaceuticals, Inc., formerly known as Scriptgen Pharmaceuticals, Inc., we acquired a limited license to Anadys' ATLAS (Any Target Liquid Affinity Screen) assay technology and Anadys was granted a limited license to the method claims of our ThermoFluor screening technology. Neither of these licenses was exclusive. The settlement agreement precludes us, until March 7, 2003, from using our ThermoFluor screening technology in the Hepatitis C Virus "infection" area as part of collaborative agreements or as part of our internal drug programs. In addition, the settlement agreement precludes us from using our ThermoFluor screening technology as part of more than one collaboration agreement in the area of "infection" until March 7, 2003, and such collaborative agreement must be limited to a maximum of 3 anti-viral targets. Our recent collaboration agreement with Bristol-Myers Squibb Company constitutes the one permitted collaboration agreement in the area of infection. The settlement with Anadys does not restrict use of our ThermoFluor screening technology by us for our internal drug discovery efforts, or for purposes of collaborative agreements outside the area of "infection" other than the limitation with respect to the Hepatitis C Virus "infection". Only two of our existing collaborations involve the use of our ThermoFluor screening technology. Our ability to succeed will depend upon the acceptance by potential collaborators of our systems, services and technologies as effective discovery tools.

  As we further develop, integrate, and use our DiscoverWorks technologies, previously unforeseen or unexpected limitations or defects may emerge with these technologies. In addition, operators using these technologies may require substantial training in new technical skills. These potential complications could delay or limit the use of our technologies, substantially increase the anticipated cost of development, result in a breach by us of our contractual obligations to our collaborators and others, or render us unable to use our technologies at the quality and capacity levels required for success. Any complication or delay could harm our ability to gain market acceptance for our technologies and services and, in the case of a breach of a contractual obligation, could subject us to litigation.

  In addition, we may not be successful in our efforts to develop certain aspects of our technologies and, as a result, we may not be able to successfully commercialize these technologies. For example, if we are not successful in determining the 3-D structure of the b\\2\\-adrenergic receptor, a drug-target GPCR known to be involved in the physiological actions of the hormone adrenalin, or of other GPCRs, this would significantly limit the usefulness of our GPCR technology and might result in the commercial failure of this technology.

If we do not update and enhance our technologies, they will become obsolete.

  Technological change occurs rapidly in the pharmaceutical market, and our future success will depend on our ability to update and enhance our technologies. Because DiscoverWorks integrates many technologies, we may find it difficult to stay abreast of the rapid change in each of the areas DiscoverWorks encompasses. If we fail to stay at the forefront of technological change we will be unable to compete effectively. In particular, our DirectedDiversity technology for optimizing the properties of lead compounds and our ThermoFluor technology for high-throughput screening involve areas where many companies are actively developing new technologies. Because the pharmaceutical and biotechnology industries currently perceive high-throughput screening and optimizing of lead compounds to represent critical bottlenecks in the discovery process, our competitors are using substantial resources to develop new technologies to reduce these bottlenecks. Accordingly, advances in existing technological approaches or our current or future competitors' development of different approaches may render our technologies obsolete.

The drug candidates we are developing internally are at an early stage of development, and they may fail in later development or commercialization.

  Our most advanced compound is currently in Phase 1 clinical trials. All of the compounds that we are currently developing will require significant additional research, formulation and manufacture development, and pre-clinical and extensive clinical testing prior to regulatory approval and commercialization. Pre-clinical and clinical studies of our products under development may not display the safety and efficacy necessary to obtain regulatory approvals. Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. Products that appear to be promising at early stages of development may not reach the market or be marketed successfully for a number of reasons, including the following:

  . researchers may find that the product is ineffective or has harmful side effects during later pre-clinical testing or clinical trials;

  . the product may fail to receive necessary regulatory approval or clearance;

  . the product may be too difficult to manufacture on a large scale;

  . the product may be too expensive to manufacture or market;

  . the product may not achieve broad market acceptance;

  . others may hold proprietary rights that will prevent the product from being marketed; or

  . others may market equivalent or superior products.

  We do not expect that we will make commercially available any products we are developing internally or in association with our collaborators for at least several years, if at all. We and our collaborators may not succeed in our research and product development efforts and we may not be able to launch any successfully commercialized products. Further, after commercial introduction of a new product, discovery of problems through adverse event reporting could result in restrictions on the product, including recall or withdrawal from the market and, in certain cases, civil or criminal penalties resulting from actions by regulatory authorities or damage from product liability judgment.

We are dependent on our collaborators, and our failure to successfully manage our existing and future collaborations and license arrangements could prevent us or our collaborators from developing and commercializing our products.

  Our strategy depends upon the maintenance of our existing collaborations and licensing arrangements as well as the formation of new collaborations and licensing arrangements, principally with pharmaceutical and biotechnology companies. We may fail to maintain our existing collaborations or licensing arrangements, or establish additional collaborative or licensing arrangements, on terms favorable to us. In addition, our current or future collaborations or licensing arrangements may not be successful or we may be unable to successfully manage these collaborations or licensing arrangements. As a result, we could become involved in disputes that might result in, among other things, a significant strain on our management resources, legal claims involving significant time and expense, a loss of capital and a loss of current or future collaborators. Several other factors could harm our present or future collaborations or licensing arrangements:

  . we do not achieve our research and development objectives under our collaborative agreements;

  . conflicts arise with our collaborators as to rights to intellectual property to technologies or product candidates either we or they develop;

  . we enter into additional collaboration agreements that potentially conflict with the business objectives of our collaborators;

  . our collaborators become competitors of ours or enter into agreements with our competitors; or

  . consolidation in our target markets limits the number of potential collaborators.

  In addition, if we exclusively license any aspect of our technologies to one or more collaborators, we will limit our ability to license this technology to other parties. This may limit our ability to enter into future collaborations or licensing arrangements.

  Since we do not currently possess the resources necessary to complete development and commercialization of our internal drug candidates, we expect to rely on and continue to enter into licensing arrangements for the further development and commercialization of our drug candidates. These drug candidates will require significant pre-clinical and/or clinical development efforts, the receipt of the requisite regulatory approvals and the successful manufacturing and marketing of the drugs. With the exception of certain aspects of pre-clinical and early clinical development, we do not intend to perform any of these activities. A party to whom we license a drug candidate may not devote sufficient resources to the development, manufacture, marketing or sale of these products. We will have limited or no control over the resources that any third party may devote to our projects.

  Any of our present or future collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. In addition, we may dispute the application of payment provisions under any of our collaboration agreements. If we fail to enter into or maintain collaborative agreements, or if any of these events occur, we may not be able to commercialize our technologies or develop and commercialize our drug candidates.

If our collaborators fail to advance compounds arising from the use of our technologies to develop and commercialize pharmaceutical products, our business will suffer.

  Our future revenue will depend in part on the realization of milestone payments and royalties, if any, triggered by our collaborators' successful development and commercialization of lead compounds identified through the use of our technologies or of lead compounds that we develop internally and license. The agreements with our collaborators do not obligate them to develop or commercialize lead compounds identified through the use of our technologies. Our development and commercialization of lead compounds will therefore depend not only on our and our collaborators' achievement of development objectives, but also on each collaborator's own financial, competitive, marketing and strategic considerations, such as the relative advantages of other companies' products, including relevant patent and proprietary positions. If a collaborator fails to develop or commercialize a lead compound identified through the use of our technologies, or if a compound that a collaborator develops is determined to be unsafe or of no therapeutic benefit, we will not receive any future milestone payments or royalties for that compound, and we may have only limited or no rights to independently develop and commercialize that compound.

If the third-party expert clinical investigators and clinical research organizations we intend to rely on to conduct any of our future clinical trials do not perform in an acceptable or timely manner, our clinical trials could be delayed or unsuccessful.

  We do not have the ability to independently conduct clinical studies and obtain regulatory approvals for our drug candidates and, to the extent our collaborators do not perform these functions, we intend to rely on third-party expert clinical investigators and clinical research organizations to perform these functions. If we cannot locate, and enter into favorable agreements with, acceptable third parties, or if these third parties do not successfully carry out their contractual duties, meet expected deadlines and follow regulatory guidelines, including clinical laboratory and manufacturing guidelines, then we will not obtain required approvals and will be unable to commercialize our drug candidates on a timely basis, if at all.

If we or our collaborators are unable to manufacture or contract with third parties to manufacture drug candidates in sufficient quantities and at an acceptable cost, we or our collaborators may be unable to complete clinical trials and commercialize these drug candidates.

  Our or our collaborators' completion of any pre-clinical trials for our drug candidates involving large quantities of chemical compounds, or any future clinical trials and commercialization of drug candidates, will require access to, or development of, facilities to manufacture a sufficient supply of our drug candidates. We do not have the facilities or experience to manufacture the quantities of drug candidates necessary for any such trials or commercial purposes on our own and do not intend to develop or acquire facilities for the manufacture of such quantities of drug candidates in the foreseeable future. We currently intend, instead, to rely on third-party contract manufacturers.

  In addition, because we intend to license drug candidates for further development and commercialization, once a drug candidate is licensed, we must rely on our collaborators' abilities to manufacture, or have manufactured, the quantities necessary for further development and commercialization of these drug candidates.

  Our manufacturing strategy presents the following risks:

  . we, or our collaborators, may not be able to locate acceptable manufacturers or enter into favorable long-term agreements with them;

  . third parties may fail to successfully manufacture our drug candidates or to manufacture them in a cost effective and/or timely manner;

  . we have not tested the manufacturing processes for our drug candidates in quantities needed for clinical trials or commercial sales;

  . delays in scale-up to commercial quantities could delay clinical studies, regulatory submissions and commercialization of drug candidates;

  . we may not have intellectual property rights, or may have to share intellectual property rights, to many improvements in the manufacturing processes or new manufacturing processes for our drug candidates;

  . our drug candidates require a long lead time to manufacture and the manufacturing process is complex; and

  . manufacturers of our drug candidates are subject to the FDA's current
    Good Manufacturing Practices regulations, or cGMPs, and similar foreign standards and we and our collaborators do not have control over compliance with these regulations by third-party manufacturers.

  Any of these factors could delay clinical trials or commercialization of drug candidates developed and commercialized by us or by our collaborators, entail higher costs and result in us or our collaborators being unable to effectively sell any products.

If we, or our collaborators, do not obtain and maintain required regulatory approvals, we will be unable to commercialize our product candidates.

  Although to date we have not been the subject of any regulatory actions affecting our actions, regulation by governmental entities in the United States and other countries could impact the development, production and marketing of any pharmaceutical products that we or our collaborators develop. The nature and the extent to which such regulation may apply will vary depending on the nature of any such pharmaceutical products. In particular, the United States Food and Drug Administration, or FDA, and foreign regulatory authorities apply rigorous pre-clinical and clinical testing and other approval requirements to pharmaceutical products for use in humans and animals. Various federal and, in some cases, state statutes and regulations and similar statutes and regulations of foreign jurisdictions also govern or influence the manufacturing, safety, labeling, storage, recordkeeping, promotion, advertising and marketing of such pharmaceutical products. Companies spend a large amount of time and resources obtaining these approvals and complying with appropriate federal and foreign statutes and regulations. Both we and our collaborators may be unable to successfully complete the pre-clinical and clinical development of, and file new drug applications, or NDAs, with the FDA for any drug candidate. In addition the FDA may not grant approval on a timely basis, if at all, for any drug candidate. Any failure by our collaborators or licensees to obtain, or any delay in obtaining, regulatory approval could adversely affect our ability to receive milestone payments or royalty revenues. Even if our collaborators or licensees obtain FDA regulatory approvals, material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once obtained, the FDA may withdraw any approval. Further, if we, our collaborators, our contract research organizations or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, the FDA may impose sanctions, including delays, warning letters, fines, product recalls or seizures, injunctions, refusal of the FDA to review pending market approval applications or supplements to approval applications, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications, or criminal prosecutions. In addition, foreign regulatory requirements governing human and animal clinical trials and marketing approval for pharmaceutical products govern our and our collaborators' marketing outside the United States. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary from country to country, adding to the overall expense of drug development.

If we are unable to build sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize any of our drug candidates.

  We currently have no sales, marketing or distribution capabilities to commercialize our drug candidates. In order to commercialize any of our drug candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. We intend to rely for the foreseeable future on collaborations with licensees of our compounds to market any of our drug candidates which receive regulatory approvals in the future.

  To market any of our drug products directly, we would have to develop a marketing and sales force with technical expertise and supporting distribution capabilities and we may not be able to do so. To promote any of our drug products through third parties, we would have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms and we may not be able to do so. If we enter into co-promotion or other licensing arrangements, any product revenues would likely be lower than if we directly marketed and sold our products, and any revenues we may receive would depend upon the efforts of third parties, which efforts may not be successful. If these third parties do not succeed in carrying out their contractual duties or do not meet expected deadlines, our sales would suffer and we might not be profitable.

Our ability to compete in the market may decline if we do not adequately protect our proprietary technologies, or lose some of our intellectual property rights as a result of, or otherwise become involved in, expensive lawsuits or administrative proceedings.

  Our intellectual property consists of patents, copyrights, trade secrets, and trademarks. As of July 7, 2000, 14 U.S. patents and 8 foreign patents relating to our technologies and compounds have issued, and 41 U.S. patent applications (including non-provisional and provisional applications) and 134 foreign patent applications are pending. Our success depends in part on our ability to obtain patents and maintain adequate protection of our intellectual property for our technologies and products in the United States and other countries. We currently do not have any issued patents for any of our lead compounds for any of our internal programs and we may be unable to obtain any issued patents for any patent applications we have filed or may file in the future for such compounds.

  Our commercial success depends in part on avoiding infringing patents and proprietary rights of third parties and developing and maintaining a proprietary position with regard to our own technologies, products and business. The patent positions of pharmaceutical companies, including our patent position, involve complex legal and factual questions, and whether a company will be able to enforce its patent cannot always be predicted with certainty. Even if we obtain patents, we may lose them in part or in whole as a result of lawsuits or administrative proceedings, or competitors may otherwise challenge or circumvent them. We cannot be sure that relevant patents have not been issued, or that relevant publications or actions by others have not occurred, that could block our ability to obtain patents or to operate as we would like. Others may develop similar technologies or duplicate technologies that we have developed. We are aware of the existence of claims in a granted patent and published patent applications in some countries that, if valid, may block our ability to commercialize products or processes in those countries if we are unable to circumvent or license them. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement and we may be unable to do so.

  Extensive litigation regarding patents and other intellectual property rights characterizes our industry. Many companies have employed intellectual property litigation as a way to gain a competitive advantage. If we became involved in litigation or interference proceedings declared by the United States Patent and Trademark Office, or oppositions or other intellectual property proceedings outside of the United States, to defend our intellectual property rights or as a result of alleged infringement of the rights of others, we might have to spend significant amounts of time and money. We are aware of a significant number of patents and patent applications relating to our technologies filed by, or issued to, third parties. Should any of our competitors have filed patent applications or obtained patents that claim inventions that we also claim, we may have to participate in an interference proceeding to determine priority of invention and, thus, the right to a patent for these inventions or discoveries in the United States. We could incur substantial costs from such a proceeding even if the outcome is favorable. Even if successful on priority grounds, an interference may result in loss of claims based on patentability grounds raised in the interference. The litigation or proceedings could divert our management time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management time and disruption in our business. Uncertainties resulting from initiation and continuation of any patent or related litigation could harm our ability to compete.

  An adverse ruling arising out of any intellectual property dispute, including but not limited to an adverse decision as to the priority of our inventions, would undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, prevent us from using processes or products, or require us to license disputed rights from third parties. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may not be able to obtain any necessary licenses on satisfactory terms, if at all.

  From time to time we have received letters from third parties suggesting that we may want to consider licensing patents held by such third parties. We believe that we have defenses to any infringement claim with respect to such patents. However, we cannot be certain that one or more of the third parties will not initiate litigation alleging that our technologies infringe claims of such patents or that a court would not find such claims valid and infringed.

  We have funded specific technologies with U.S. government grants. For instance, we developed our ThermoFluor screening technology using funds from a grant awarded by the National Institute for General Medical Sciences at the National Institutes of Health, and portions of our GPCR technology using funds from grants awarded by the National Institute for General Medical Sciences at the National Institutes of Health. We elected to retain title in these technologies, subject to a nonexclusive, nontransferable, irrevocable, paid-up license to the U.S. government to practice or have practiced for or on behalf of the government any technology developed with these funds.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

  In order to protect our proprietary technology and processes, we also rely in part on trade secret protection for our confidential and proprietary information. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements require that all confidential information that the individual develops or that we make known to the individual during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also provide that inventions that the individual conceives in the course of rendering services to us shall be our exclusive property. Such individual may, nonetheless, disclose proprietary information, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and we may be unable to meaningfully protect our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If our competitors develop and market drug discovery technologies or drug candidates faster than we do or that are superior to our drug discovery technologies or drug candidates, our commercial opportunities will be reduced or eliminated.

  We compete both in the markets for drug discovery technologies and services and the markets for pharmaceutical products. Our principal competitors are the internal drug discovery departments of our pharmaceutical company customers and potential customers. Many of our customers and potential customers have developed or acquired or are developing or are acquiring integrated drug discovery capabilities that use combinatorial chemistry (the science of modifying a central core structure by adding different chemical groups connected to the core at different positions), chemi-informatics software (software for handling chemistry data), structure-based drug design (the science of creating drug molecules from knowledge of the structural features of the site on the target protein at which drugs bind) and high-throughput screening. In addition, many of these companies have large collections of compounds that they have previously synthesized, purchased from chemical supply catalogs or obtained from other sources against which they may screen new targets.

  We also compete with biotechnology and drug discovery services companies, academic and scientific institutions, governmental agencies, and public and private research organizations. Our technology platform integrates many technologies, including combinatorial chemistry, chemi-informatics software, structure-based drug design and high-throughput screening. We face competition based on numerous factors, including size, diversity and ease of use of compound libraries, speed and cost of identifying and optimizing potential lead compounds and patent position, from companies offering one or more technology components of the discovery process. Companies such as Aurora Biosciences Corporation and Evotec BioSystems AG have developed ultra-high throughput screening capabilities. In addition, several competitors, including Anadys Pharmaceuticals, Inc., Novalon Pharmaceutical Corporation and Cetek Corporation have developed alternative approaches to screening protein targets of unknown function that are competitive with our "any target" ThermoFluor technology. There are many companies that provide combinatorial chemistry services for lead generation and optimization that compete with our DiscoverWorks technologies and discovery services. Competitors such as Pharmacopeia, Inc., ArQule, Inc. and Discovery Partners, Inc. use computer methods to assist in the design of large screening libraries and synthesize them using combinatorial or parallel chemical synthesis methods, which are competitive with our DirectedDiversity technology. Competitors such as Tripos, Inc. and MDL Information Systems, Inc. are computer software companies that offer chemi-informatics and other software and database services to support drug discovery, which are competitive with the software components of our DirectedDiversity chemi-informatics technology. Competitors such as Vertex Pharmaceuticals Inc., Millenium Pharmaceuticals, Inc. and Axys Pharmaceuticals, Inc. extensively use structure-based drug design or genomics technologies integrated with combinatorial chemistry and other drug discovery technologies. These entities compete with us either on their own or in collaborations.

  While we believe that our integration of proprietary technologies for drug discovery provides us with a competitive advantage over many of our competitors, we expect that many of our competitors will seek to integrate and improve their technologies to provide discovery capabilities similar or superior to those provided by us.

  For drug candidates developed internally which we seek to license, we face, and will continue to face, intense competition from organizations such as large pharmaceutical and biotechnology companies. Competition with any of the programs in our internal drug discovery pipeline may arise from current or future drug candidates in the same therapeutic class or other classes of therapeutic agents or other methods of preventing or reducing the incidence of disease. Any drug candidate that is successfully developed may compete with existing therapies that have long histories of safe and effective use.

  Due to perceived shortcomings of available agents and the large market potential, competition to develop a safe, orally active antithrombotic agent (an agent which inhibits the formation of blood clots) is intense, with many discovery programs in process, including programs in clinical development by AstraZeneca PLC and BASF. In addition, our orally active urokinase inhibitor for the inhibition of cancer metastasis (development of secondary tumors in other organs of the body during the spread of cancer) and tumor angiogenesis (development of new blood vessels that allow the further growth of tumors) and for cardiovascular indications faces competition from a number of agents and approaches currently under development.

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  Our other research programs in small molecule drug discovery (a small molecule drug is a molecule that has a molecular weight of about 500 or less, and is not a protein or a peptide) also face strong competition. Many other companies are working in these areas and they may achieve earlier or greater success than we may be able to achieve.

  Our current and anticipated future research programs and services that focus on the discovery of small molecule drugs that target GPCRs are also in a highly competitive area. Most major pharmaceutical companies have extensive drug discovery programs that target one or more GPCRs, and many biotechnology companies have developed proprietary positions for particular GPCR receptors or screening technologies. We also face competition, and anticipate accelerated competition, in the area of structural analysis of target proteins identified as a result of the sequencing of the human genome, where academic laboratories and possibly companies, either on their own or in collaboration with others, are seeking to determine the structures of drug target GPCRs, and databases of drug target GPCR structures are being created in competition with the GPCR structural and other databases we expect to develop. Recently, researchers at the University of Washington at Seattle announced that they had successfully determined the 3-D structure of bovine rhodopsin, a GPCR that is not a drug target. Data from this or other research efforts aimed at GPCRs that are not drug targets may also be used to create databases in competition with the GPCR structural databases we expect to develop.

  Most of our competitors, either alone, or together with their collaborators, have substantially greater research and development capabilities and financial, scientific, operational, marketing and sales resources than we do, as well as significantly more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. These competitors and other companies may have already developed or may in the future develop new technologies or products that compete with ours or which could render our technologies and products obsolete. In addition, our competitors may succeed in obtaining broader patent protection, receiving FDA approval for products or developing and commercializing products or technologies before us. We also compete with these organizations in recruiting and retaining qualified scientific and management personnel.

If we lose our key personnel or are unable to attract and retain qualified personnel as necessary, it could delay our product development programs and harm our research and development efforts.

  We are highly dependent on the principal members of our scientific and management staff, including David C. U'Prichard, our Chief Executive Officer, and F. Raymond Salemme, our President and Chief Scientific Officer. If we lose the services of one or more of these persons, we may be unable to achieve our business objectives. Our future success also will depend in part on the continued service of our other key scientific, software, engineering and management personnel and our ability to identify, hire and retain additional personnel. We have maintained key area life insurance on Dr. Salemme since the Company's inception in 1993, but we do not maintain key area life insurance on any of our other employees. Intense competition exists for qualified personnel in the areas of our activities, and we may not be able to continue to attract and retain such personnel necessary for the development of our business. All of our key employees are required to sign non-competition agreements with us. Failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations.

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

  To date, substantially all of our revenue has been from corporate collaborations, license agreements and government grants. We expect that a significant portion of our revenues for the foreseeable future will be comprised of this funding as well as milestone payments. The timing of revenue in the future will depend largely upon the signing of collaborative research and development or technology licensing agreements or the licensing of drug candidates for further development and payment of fees, milestone payments and royalty revenues as a result. In any one fiscal quarter we may receive multiple or no payments from our collaborators. As a result, operating results may vary substantially from quarter to quarter. Revenue for any given period may be greater or less than revenue in the immediately preceding period or in the comparable period of the prior year. Our operating results may also fluctuate due to other factors, including the following:

  . termination of collaborations and licensing arrangements;

  . the ability and willingness of collaborators to develop and commercialize milestone and royalty-bearing products within expected timelines and the resulting demand for any commercialized products;

  . our ability to enter into new collaborative agreements, or to extend the terms of our existing collaborative agreements, and the terms of any agreement of this type;

  . our ability or that of our collaborators to successfully satisfy all pertinent regulatory requirements;

  . the level of our expenditures on research and development and the level of other operating expenses; and

  . general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

  If revenue declines or does not grow as anticipated due to the expiration of collaborative agreements, failure to obtain new agreements or grants, lower-than-expected milestone or royalty payments or other factors, we may not be able to correspondingly reduce our operating expenses. A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Failure to achieve anticipated levels of revenue could therefore significantly harm our operating results for a particular fiscal period.

  Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price may decline.

If we use or our collaborators use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

  Both we and our collaborators conduct research and development activities which involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We use a wide range of solvents and other chemicals in order to discover new drug candidates. We also generate biological waste products such as bacterial cells and analyzed blood products during drug discovery programs. In addition, several of our biological studies use small quantities of radioactive isotopes of hydrogen, iodine, carbon, sulfur and phosphorus. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We do not have liability insurance coverage for contamination or injury. We also do not have mass tort insurance coverage or environmental insurance coverage. We believe we are currently in compliance with OSHA (Office of Occupational Health and Safety), the NRC (Nuclear Regulatory Commission) and other Federal and local regulatory requirements with respect to the use, monitoring and disposal of chemical and biological waste products. The cost of compliance with these laws and regulations could be significant.

We may be sued for product liability.

  Because we are involved in the drug discovery process, our business exposes us to potential product liability risks, when and if drug candidates are commercialized. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical industry is generally expensive, if it is available at all. If we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our product candidates. We currently maintain products/professional liability insurance with coverage which we believe is customary and appropriate for businesses such as that of the Company. If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may fail.

If we engage in any acquisition or business combination, we will incur a variety of risks that could adversely affect our business operations.

  Although we are not currently discussing any business combination, in the past we have considered and we will continue to consider in the future, if and when any appropriate opportunities become available, strategic business initiatives intended to further the development of our business, including acquiring businesses, technologies or products or entering into a business combination with another company. If we do pursue such a strategy, we could, among other things:

  . issue equity securities that would dilute current stockholders' percentage ownership, incur substantial debt, or both;

  . spend substantial operational, financial and management resources in integrating new businesses, technologies and products;

  . assume substantial actual or contingent liabilities; or

  . merge, or otherwise enter into a business combination with, another company in which our stockholders would receive cash or shares of the other company, or a combination of both. In such case, many stockholders may disagree with the terms of such business combination or may view the sufficiency of the consideration to be received to be inadequate, or both.

  In addition, any future acquisitions or business combinations might negatively impact our business relations with a collaborator and could lead to a termination of our agreement with such collaborator. Further, recent proposed accounting changes relating to accounting for acquisitions could result in a negative impact on our results of operations. Any of the above could harm our business.

Risks Related to This Offering

Our common stock has never been publicly traded and we cannot predict the extent to which a trading market will develop.

  Prior to this offering, there has been no public market for our common stock. If you purchase shares of our common stock in this offering, you will not pay a price that was established in a competitive market. Rather, you will pay a price that we negotiated with representatives of the underwriters. That price may vary significantly from the price for our common stock in the public trading market for our common stock, should one develop. Although we have received approval to list the shares on the Nasdaq National Market, we cannot guarantee that after this offering an active trading market in our stock will develop or continue.

You will incur immediate and substantial dilution of the book value of your shares.

  The offering price of our common stock is substantially higher than the net tangible pro forma book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the net tangible book value of their common stock of $10.11 per share. In the past, we issued options and warrants to acquire capital stock at prices significantly below the assumed offering price. There will be further dilution to investors when any of these outstanding options and warrants are exercised.

If a large number of shares of our common stock are sold after this offering, or if there is the perception that such sales could occur, the market price of our common stock may decline.

  The market price of our common stock could decline due to sales of a large number of shares in the market after this offering or the perception that such sales could occur, including sales or distributions of shares by our large stockholders. These sales could also make it more difficult for us to raise funds through offerings of equity securities in the future at a time and price that we believe is appropriate, and could also make it more difficult for us to pay in stock for any acquisitions we may decide to pursue in the future.

  Upon the completion of this offering, we will have 18,237,300 shares of common stock outstanding, assuming no exercise of options or warrants and assuming no exercise of the underwriters' over-allotment option. Of these outstanding shares of common stock, the 4,000,000 shares sold in this offering will be freely tradeable, without restriction under the Securities Act of 1933, as amended, unless purchased by our "affiliates." The remaining 14,237,300 shares of common stock held by existing stockholders are "restricted securities" and may be resold in the public market only if registered or covered by an exemption from registration, such as Rule 144 under the Securities Act.

  Immediately following the completion of this offering, holders of 13,186,602 shares of common stock will be entitled to registration rights. Upon registration, these shares may be freely sold in the public market.

  All of our officers, directors and stockholders beneficially owning at least 1% of our outstanding shares have agreed, under lock-up agreements, that they will not, directly or indirectly, offer, sell or agree to sell, or otherwise dispose of any shares of our common stock or convertible securities in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus. Upon expiration of the lock-up agreements, the shares of common stock previously subject to such lock-up agreements and currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144.

  We may issue additional shares:

  . to employees, directors and consultants;

  . in connection with corporate alliances;

  . in connection with acquisitions; and

  . to raise capital.

As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Our certificate of incorporation and Delaware law contain provisions that could discourage a third party from making a takeover offer that could be beneficial to us and our stockholders.

  Various provisions of our certificate of incorporation and bylaws and Delaware law could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. For example, our certificate of incorporation provides for the division of our board of directors into three classes. In addition, our certificate of incorporation prevents our stockholders from acting by written consent and provides that special meetings of the stockholders may be called only by our chairman or by a majority of our board of directors. Our board of directors has the power to issue up to five million shares of preferred stock without stockholder approval. This preferred stock could have rights, including voting rights, that would be superior to those of our common stock, and our board of directors has the power to determine these rights. These provisions may make it more difficult for a third party to acquire a majority of our outstanding voting stock or to replace a majority of our board of directors.

  In addition, we are subject to Section 203 of the Delaware General Corporation Law which contains provisions imposing restrictions on the ability of stockholders to take action to acquire control of us or otherwise engage in transactions with us. Section 203 coupled with the provisions of our certificate of incorporation and bylaws may discourage transactions in which our stockholders might otherwise receive a premium for their shares over the then current price and may limit our stockholders' ability to approve transactions that they think are in their best interests.

Because our officers, directors, principal stockholders and affiliates will own at least 46% of our outstanding common stock following the offering, they could control our actions in a manner that conflicts with our interests and the interests of our other stockholders.

  Upon the completion of this offering, our officers, directors, principal stockholders and affiliates will own at least 9,416,218 shares, or 46%, of our outstanding common stock. If, as we anticipate, our principal stockholders purchase shares in this offering, the percentage held by officers, directors, principal stockholders and affiliates will be even higher. The interests of these controlling stockholders could conflict with the interests of our other stockholders. For example, if these controlling stockholders choose to act together, they may be able to exert considerable influence over us, including in the election of directors and the approval of actions submitted to our stockholders. This concentration of ownership may also have the effect of discouraging third-party offers to acquire our company or of delaying or preventing a change in control of our company.

The net proceeds from this offering may be allocated in ways with which you and other stockholders may not agree.

  Management will have significant flexibility in applying the net proceeds of this offering and could use these proceeds for purposes other than those contemplated at the time of the offering.

We do not expect to pay dividends in the foreseeable future and stockholders must rely on stock appreciation for any return on their investment.

  We do not intend to pay any cash dividends on our common stock for the foreseeable future. As a result, only the appreciation, if any, of the price of our common stock will provide a return to investors.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These forward-looking statements include, among others, statements about the following:

  . anticipated losses and expenditures;

  . anticipated revenues from corporate collaborations, licensing agreements, government grants, products and/or services;

  . development and commercialization of existing and new technologies;

  . ability to license drug candidates we develop internally;

  . ability to market our technologies and services;

  . potential determination of the 3-D structure of the Beta\\2\\-adrenergic receptor, known to be involved in the physiological actions of the hormone adrenalin, or of any other GPCR;

  . the status of our regulatory process for 3DP-4815 and our other product candidates;

  . our intentions concerning and our reliance on collaborations and license arrangements;

  . development and commercialization of product candidates by us or our collaborators and licensors (including lead compounds identified by collaborators or licensors through the use of our technologies or developed internally by us and then licensed);

  . our intention to rely on third-party expert clinical investigators and clinical research organizations;

  . our intention, or our collaborators' intention, to rely on third parties for manufacturing, sales, marketing and distribution;

  . ability of us, or our collaborators, to obtain and maintain required regulatory approvals for product candidates;

  . our competition;

  . our intellectual property rights;

  . our growth rate and ability to manage growth;

  . our ability to meet capital requirements for at least the next two years;

  . our intentions regarding use of proceeds;

  . our intentions concerning payment of dividends; and

  . our ability to broadly exploit our integrated DiscoverWorks technologies.

  When used in this prospectus, the terms "believe," "anticipate," "estimate," "expect," "seek," "intend," "could," "will," "predict," "plan," "potential," "continue," and "may", or the negative of these terms or other similar terminology, are generally intended to identify "forward-looking statements." Our forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements express or implied by these forward-looking statements. We discuss these factors in more detail elsewhere in this prospectus, including under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You should not place undue reliance on our forward-looking statements.

                                USE OF PROCEEDS

  We estimate our net proceeds from the sale of our common stock in this offering will be approximately $51.1 million, or approximately $58.9 million if the underwriters' over-allotment option is exercised in full. This estimate is based upon an assumed initial public offering price of $14.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses.

  We expect to use these proceeds for the following purposes:

  . 40% for further research and development of our drug discovery technologies and programs;

  . 15% for acquisition or licensing of targets or technologies;

  . 15% for expansion of our facilities; and

  . 30% for general corporate and working capital purposes.

  In addition, a portion of the net proceeds may be used to acquire businesses that are comparable to ours. We currently have no agreements with respect to any material acquisitions.

  The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including:

  . the scope of development efforts for our drug discovery technologies and programs;

  . the timing of regulatory approvals;

  . our ability to enter into new and maintain current collaborative or licensing arrangements, as well as their timing and terms;

  . the progress and success of drug candidates we develop internally and our ability to license them;

  . competition;

  . the progress and success of our research and development collaborations and the receipt and variability of funding, milestone payments and royalties from our collaborators;

  . the market acceptance of any products introduced by us or our collaborators;

  . time and cost of defending and enforcing patent and other intellectual property claims;

  . future revenue growth, if any; and

  . the amount of cash, if any, we generate from operations.

  We will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  We do not intend to pay any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

  You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those statements included elsewhere in this prospectus. This table states as of March 31, 2000 (consolidated):

  . our actual capitalization;

  . our pro forma capitalization, assuming the automatic conversion of all of our outstanding preferred stock into common stock upon the closing of this offering and the issuance of an estimated 73,936 shares of common stock issuable at the assumed initial public offering price of $14.00 per share upon the automatic conversion at the initial public offering price, at the closing of this offering, of $979,000 of convertible promissory notes, plus accrued interest, issued in lieu of cash payment of dividends, to the holders of our series A-1 preferred stock; and

  . our pro forma as-adjusted capitalization is our pro forma capitalization as adjusted to give effect to the sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share after deducting estimated underwriting discounts and commissions and estimated expenses of this offering.

                                                      As of March 31, 2000
                                                   ----------------------------
                                                         (consolidated)
                                                                         Pro
                                                               Pro     Forma As
                                                    Actual    Forma    Adjusted
                                                   --------  --------  --------
                                                     (in thousands, except
                                                          share data)
Notes payable--dividends and accrued interest....  $    701  $    --   $    --
Long-term debt, less current portion.............     2,020     2,020     2,020
                                                   --------  --------  --------
 Total long-term debt............................     2,721     2,020     2,020
                                                   --------  --------  --------
Redeemable convertible preferred stock--
 34,897,488 actual, none pro forma and pro forma
 as adjusted outstanding.........................    63,550       --        --
                                                   --------  --------  --------

Stockholders' Equity (Deficit):
Convertible preferred stock--par--1,400,000
 actual, none pro forma and pro forma as adjusted
 outstanding.....................................         1       --        --
Common stock--par--936,045 actual, 13,973,369 pro
 forma and 17,973,369 pro forma as adjusted
 outstanding.....................................         1        14        18
Additional paid in capital.......................     4,600    68,839   119,915
Notes receivable from officers...................      (589)     (589)     (589)
Deferred compensation............................      (524)     (524)     (524)
Accumulated deficit..............................   (48,851)  (48,851)  (48,851)
                                                   --------  --------  --------
 Total stockholders' equity (deficit)............   (45,362)   18,889    69,969
                                                   --------  --------  --------
Total capitalization.............................  $ 20,909  $ 20,909  $ 71,989
                                                   ========  ========  ========

  This table assumes no exercise of stock options or warrants outstanding as of March 31, 2000. As of March 31, 2000, there were options outstanding under our current equity compensation plan to purchase 2,084,255 shares with a weighted average exercise price of $3.16 per share; warrants to purchase 1,757,366 shares of common stock at a weighted average exercise price of $2.52 per share; and warrants to purchase 239,475 shares of series A-1 preferred stock, which will either be exercised prior to the closing of this offering at an exercise price of $1.00 per share or become exercisable for 85,527 shares of common stock upon the closing of this offering at an exercise price of $2.80 per share.

                                    DILUTION

  As of March 31, 2000, our pro forma net tangible book value was $18.9 million, or $1.35 per share. Pro forma net tangible book value per share is determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 12,963,388 shares of common stock upon the closing of this offering and the issuance of an estimated 73,936 shares of our common stock upon the automatic conversion at the initial public offering price, at the closing of this offering, of $979,000 of convertible promissory notes, plus accrued interest, issued in lieu of cash payment of dividends to the holders of our series A-1 preferred stock.

  Without taking into effect any changes in pro forma net tangible book value after March 31, 2000, after giving effect to the sale of the common stock offered hereby at an assumed offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the pro forma as adjusted net tangible book value would have been $70.0 million, or $3.89 per share. This represents an immediate increase in pro forma net tangible book value of $2.54 per share of common stock to our recent stockholders and an immediate dilution of $10.11 or 72% per share to new investors who purchase shares in this offering. The following table illustrates this dilution.

   Assumed offering price per share............................          $14.00
   Historical net tangible book value per share................ $(48.49)
   Increase in net tangible book value per share attributable to the conversion of outstanding preferred stock and
    promissory notes ..........................................   49.84
                                                                -------
   Pro forma net tangible book value per share before the
    offering...................................................    1.35
   Increase per share attributed to new investors..............    2.54
                                                                -------
   Pro forma net tangible book value per share after this
    offering...................................................            3.89
                                                                         ------
   Dilution in net tangible book value per share to new
    investors..................................................          $10.11
                                                                         ======

  If the underwriters exercise their over-allotment option in full, the pro forma as-adjusted net tangible book value per share after the offering would be $4.19 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $2.84 per share and the dilution in pro forma net tangible book value to new investors would be $9.81 per share.

  The following table summarizes, on a pro forma as adjusted basis as of March 31, 2000, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed initial public offering price of $14.00 per share:

                                Shares       Total Consideration
                          ------------------ -------------------- Average Price
                            Number   Percent    Amount    Percent   Per Share
                          ---------- ------- ------------ ------- -------------
Existing stockholders.... 13,973,369  77.74% $ 69,006,644  55.20%    $ 4.94
New public investors.....  4,000,000  22.26    56,000,000  44.80      14.00
                          ----------  -----  ------------  -----
    Total................ 17,973,369  100.0% $125,006,644  100.0%
                          ==========  =====  ============  =====

  These tables do not assume exercise of stock options or warrants outstanding as of March 31, 2000.

  As of March 31, 2000, there were 2,084,255 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.16 per share. As of March 31, 2000, there were 1,757,366 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $2.52 per share and 239,475 shares of series A-1 preferred stock issuable upon the exercise of outstanding warrants, which will either be exercised prior to the closing of this offering at an exercise price of $1.00 per share or become exercisable for 85,527 shares of common stock upon the closing of this offering at an exercise price of $2.80 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                         SELECTED FINANCIAL INFORMATION
                      (in thousands except per share data)

  The selected financial data set forth below are derived from our financial statements. Our statements of operations data for the years ended December 31, 1997, 1998 and 1999 and our balance sheet data at December 31, 1998 and 1999, are derived from our financial statements that have been audited by Richard A. Eisner & Company, LLP, which are included elsewhere in this prospectus, and are qualified by reference to such financial statements. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements, which are not included in this prospectus. The statement of operations data for the three-months ended March 31, 2000 and 1999 and the balance sheet data as of March 31, 2000, are derived from our unaudited financial statements prepared on the same basis as our audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. The results of operations for an interim period are not necessarily indicative of results to be expected for a full year. The selected financial information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

                                                                          Three Months Ended
                                  Year ended December 31,                     March 31,
                          --------------------------------------------  -----------------------
                           1995     1996     1997     1998      1999     1999         2000
                          -------  -------  -------  -------  --------  -------  --------------
                                                                                 (consolidated)
Statements of Operations
 Data:
Grant and research
 revenue................  $   463  $   967  $ 3,580  $ 5,095  $  4,489  $ 1,379     $ 1,484
                          -------  -------  -------  -------  --------  -------     -------
Costs and expenses
 Research and
  development...........    3,414    4,556    6,517   10,984    12,136    2,975       3,425
 General and
  administrative........    1,122    1,708    3,000    4,458     6,525    1,155       1,537
 Litigation settlement..       --       --       --       --     1,500       --          --
                          -------  -------  -------  -------  --------  -------     -------
 Total costs and
  expenses..............    4,536    6,264    9,517   15,442    20,161    4,130       4,962
                          -------  -------  -------  -------  --------  -------     -------
Loss from operations....   (4,073)  (5,297)  (5,937) (10,347)  (15,672)  (2,751)     (3,478)
Interest income.........       16       14      521      868       328      125          87
Interest expense........     (401)    (580)    (149)    (232)     (625)    (114)       (351)
                          -------  -------  -------  -------  --------  -------     -------
Net loss................  $(4,458) $(5,862) $(5,565) $(9,711) $(15,969) $(2,740)    $(3,742)
Declared and accrued
 cumulative dividends on
 preferred stock........       --       --       --     (144)     (669)    (167)       (167)
                          -------  -------  -------  -------  --------  -------     -------
Net loss applicable to
 common stock...........  $(4,458) $(5,862) $(5,565) $(9,855) $(16,638) $(2,907)    $(3,909)
                          =======  =======  =======  =======  ========  =======     =======
Basic and diluted net
 loss per common share--
 historical.............  $(90.98) $(58.04) $(27.55) $(22.20) $ (27.37) $ (5.01)    $ (5.92)
                          =======  =======  =======  =======  ========  =======     =======
Weighted average common
 shares outstanding--
 historical.............       49      101      202      444       608      580         660
                          =======  =======  =======  =======  ========  =======     =======
Basic and diluted net
 loss per common share--
 pro forma..............                                      $  (1.57)             $  (.36)
                                                              ========              =======
Weighted average common
 shares outstanding--pro
 forma..................                                        10,198               10,288
                                                              ========              =======

                                      As of December 31,                   March 31,
                          -----------------------------------------------  ---------
                           1995      1996      1997      1998      1999      2000
                          -------  --------  --------  --------  --------  ---------
                                                                   (consolidated)
Balance Sheet Data:
Cash, cash equivalents
 and marketable
 securities.............  $   547  $  1,312  $  8,953  $  9,726  $  7,620  $ 22,063
Total assets............    2,954     3,401    12,646    15,712    12,480    26,805
Notes payable--dividends
 and accrued interest...                                    144       685       701
Long-term debt, less
 current portion........    1,077       575       820     3,270     2,330     2,020
Convertible notes and
 accrued interest.......       --        --        --        --    10,115        --
Long-term portion of
 settlement accrual.....       --        --        --        --       500        --
Redeemable convertible
 preferred stock........    6,610    12,015    24,461    34,834    34,834    63,550
Accumulated deficit.....   (8,001)  (13,864)  (19,429)  (29,140)  (45,109)  (48,851)
Total capital
 deficiency.............   (7,858)  (11,198)  (15,702)  (25,384)  (41,748)  (45,362)

  See our financial statements for a description of the computation of the historical and pro forma net loss per share and the number of shares used in the historical and pro forma per share calculations in "Statements of Operations Data" above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read together with the financial statements and the notes to those statements and other financial information included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.

Overview

  We are a drug discovery company that has developed and integrated a set of proprietary technologies called DiscoverWorks which accelerate and improve the drug discovery process and capitalize on the opportunities for drug discovery presented by the thousands of new targets for drugs being revealed from the sequencing of the human genome. Our technologies also facilitate drug discovery for well-characterized disease targets that have proven difficult. We believe that our technologies, which apply to virtually any disease target, produce compounds suitable for development into drugs in a more timely and cost-effective manner and with a higher probability of success than that currently achieved using conventional methods. We are using our technologies both to assist collaborators in discovering drug candidates, and to discover and develop our own drug candidates, which we currently intend to license at the pre-clinical or early clinical stage.

  To date, substantially all of our revenue has been from corporate collaborations, license agreements and government grants. Revenue from our corporate collaborations and our licensing agreements consists of up-front fees, ongoing research and development funding, potential milestone payments and royalties upon the sale of designated products. Royalties from sales of products are not expected for at least several years, if at all. We recognize revenue from corporate collaborations, including periodic payments for research and development activities and related nonrefundable technology access fees and/or technology or software licensing fees, over the period that we perform research and development activities under the terms of these agreements. Revenue from nonrefundable up-front fees for the licensing of technology, products or software under agreements that do not require us to perform research or development activities or other significant future performance obligations is recognized at the time the agreement is executed or the software is delivered. Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Up-front fees and other amounts received in excess of revenue recognized are recorded as deferred income.

  We have incurred substantial operating losses since our inception in 1993. As of March 31, 2000, our accumulated deficit was $48.9 million. We have funded our operations primarily through private placements of equity securities totaling $72.0 million and revenues of $16.1 million. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop our technologies and our internal drug discovery programs and from the associated administrative costs required to support these efforts. We expect to incur additional operating losses over the next several years as we continue to develop our technologies and fund internal product research and development. Our ability to achieve profitability is dependent on the progress and commercialization of drug candidates from existing internal programs and collaborations and our ability to initiate and develop new internal programs and enter into additional collaborations with favorable economic terms. Payments either under collaborative agreements or related to the licensing of drug candidates we develop internally will be subject to significant fluctuation in both timing and amount and therefore our results of operations for any period may not be comparable to the results of operations from any other period.

Results of Operations

 Three Months Ended March 31, 2000 and 1999

  Revenue. Our revenue for the three months ended March 31, 2000 was $1.5 million as compared to $1.4 million for the three months ended March 31, 1999. Revenues in the first quarter of 2000 included $1.4 million from corporate collaborations, including revenue from new agreements with DuPont Pharmaceuticals Company and Boehringer Ingelheim Pharmaceuticals, Inc., and continued funding from

Aventis and Heska Corporation and $0.1 million from government grants. Revenues in the first quarter of 1999 included $1.4 million from corporate collaborations, including revenues from Wyeth-Ayerst, Merck KGaA, and Heska Corporation.

  Research and Development Expenses. Our research and development expenses increased $0.4 million, to $3.4 million for the three months ended March 31, 2000 from $3.0 million for the three months ended March 31, 1999. This increase was connected to the expansion of research efforts in our internal programs, including clinical testing of our lead internal compound, the commencement of collaborative discovery programs and investment in our core technologies, with related increases in expenses for personnel, equipment and lab supplies for all of these activities.

  General and Administrative Expenses. Our general and administrative expenses increased $0.3 million, to $1.5 million for the three months ended March 31, 2000 from $1.2 million for the three months ended March 31, 1999. The increase was primarily connected to increased management and administrative personnel expenses and legal and professional fees incurred in connection with litigation over intellectual property, which we settled in March 2000, and the expansion of our operations and business development efforts.

  Other Income (Expenses). Interest income was approximately $0.1 million for the first quarter of both 2000 and 1999. Interest expense increased $0.3 million to $0.4 million.

 Years Ended December 31, 1999 and 1998

  Revenue. Our revenue for 1999 was $4.5 million as compared to $5.1 million in 1998. Revenues in 1999 included $4.3 million from corporate collaborations, including revenue from a new agreement with Aventis, continued funding from Wyeth-Ayerst, Merck KGaA, Heska Corporation and E.I. DuPont de Nemours and
$0.2 million from government grants. Revenues in 1998 included $4.5 million from corporate collaborations, including funding from Wyeth-Ayerst, Merck KGaA, and Heska Corporation, and $0.6 million from government grants. The decrease in revenue for 1999 is primarily connected to the completion in August 1998 of funding from an Advanced Technology Program (ATP) award sponsored by the National Institute of Standards and Technology, which commenced in August of 1995, and a reduction in revenues from Wyeth-Ayerst. Revenues from the ATP and Wyeth-Ayerst programs decreased from 1998 to 1999 by $0.3 million and $0.7 million, respectively. Our agreements with Wyeth-Ayerst and Merck KGaA ended in 1999.

  Research and Development Expenses. Our research and development expenses increased $1.1 million, to $12.1 million for 1999 from $11.0 million for 1998. This increase was correlated to the expansion of research efforts in our internal programs, including pre-clinical testing of our lead internal compound, the commencement of collaborative discovery programs, investment in our core technologies and associated increases in expenses for personnel, facility expansion, equipment and lab supplies.

  General and Administrative Expenses. Our general and administrative expenses increased $2.0 million, to $6.5 million for 1999 from $4.5 million for 1998. The increase was primarily correlated to increased management and administrative personnel expenses and legal and professional fees incurred in connection with litigation involving our ThermoFluor technology, which we settled in March 2000, the expansion of our operations and business development efforts. In connection with the settlement of litigation, we accrued an expense of $1.5 million in 1999. Under the terms of a settlement agreement with Anadys Pharmaceuticals, Inc. relating to an action that Anadys brought against us in the United States District Court for the District of Delaware on October 13, 1998 for our alleged infringment of two patents, we acquired a limited license to Anadys' ATLAS (Any Target Ligand Affinity Screen) assay technology and Anadys was granted a limited license to the method claims of our ThermoFluor assay technology. Neither of these licenses is exclusive. Under this agreement, we paid Anadys $0.5 million and will make two additional payments of $0.5 million in September 2000 and March 2001. In exchange for these payments, Anadys will release us from all claims of infringement with respect to those two patents. The settlement agreement restricts us, for a period of three years, from specified activities in connection with screening drugs useful for treating "infection" (defined as relating to drugs whose principal aim is to treat or cure infectious disease in humans). As part of this settlement agreement, until March 7, 2003, we are precluded from using our ThermoFluor screening technology in the Hepatitis C Virus "infection" area as part of collaborative agreements or as part of our internal drug programs. In addition, we are precluded from using our ThermoFluor screening technology as part of more than one collaboration agreement in the area of "infection" until March 7, 2003, and such collaborative agreement must be limited to a maximum of 3 anti-viral targets. Our recent collaboration with Bristol-Myers Squibb Company constitutes the one permitted collaboration agreement in the area of infection. The settlement with Anadys, however, does not restrict use of our ThermoFluor screening technology for our internal drug discovery efforts, or for purposes of collaborative agreements outside the area of "infection", other than the limitation with respect to Hepatitis C Virus "infection". In addition, if our use of ThermoFluor facilitates the discovery of a drug used to treat infectious disease, we are obligated to pay Anadys a royalty based on revenue from the sale of such a drug.

  Other Income (Expenses). Interest income decreased $0.6 million, to $0.3 million for 1999 from $0.9 million for 1998. This was correlated to lower average cash balances during 1999. Interest expense increased $0.4 million, to $0.6 million in 1999 from $0.2 million in 1998. The increase in interest expense was primarily attributable to an increase in short-term borrowings from certain of our investors.

  Provision for Income Taxes. We incurred net operating losses for the years ended December 31, 1999 and 1998, and, accordingly, we did not pay any federal income taxes. As of December 31, 1999, we had federal net operating loss carryforwards of approximately $40.4 million, which expire through 2019. Our utilization of the net operating losses may be subject to substantial annual limitations under Section 382 of the Internal Revenue Code. The annual limitations may result in the expiration of net operating losses prior to utilization. We have not recorded a benefit from our net operating loss carryforwards because we believe that it is uncertain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards.

 Years Ended December 31, 1998 and 1997

  Revenue. Our revenue for 1998 was $5.1 million as compared to $3.6 million in 1997. Revenues in 1998 included $4.5 million from corporate collaborations, including revenue from Wyeth-Ayerst, Merck KGaA, and Heska Corporation, and $0.6 million from government grants. Revenues in 1997 included $2.5 million from corporate collaborations, including the initiation of the agreement with Wyeth-Ayerst, funding from Merck KGaA, and $1.1 million from government grants. The increase in revenue from corporate collaborations was primarily connected to the full year of funding under the Heska agreement. The decrease in grant revenue is primarily connected to the completion in August 1998 of funding from an Advanced Technology Program (ATP) award, sponsored by the National Institute of Standards and Technology which commenced in August of 1995.

  Research and Development Expenses. Our research and development expenses increased $4.5 million to $11.0 million for 1998 from $6.5 million for 1997. This increase was connected to the expansion of research efforts in our internal programs, including preclinical testing of our lead inhibitor of the enzyme thrombin (thrombin inhibitor) compounds, the commencement of collaborative discovery programs, investment in our core technologies, and associated increases in expenses for personnel, facility expansion, equipment and lab supplies.

  General and Administrative Expenses. Our general and administrative expenses increased $1.5 million to $4.5 million for 1998 from $3.0 million for 1997. The increase was primarily connected to increased management and administrative personnel expenses and legal and professional fees incurred in connection with the expansion of our operations and business development efforts.

  Other Income (Expenses). Interest income increased $0.4 million to $0.9 million for 1998 from $0.5 million for 1997. This was connected to higher average cash balances during 1998. Interest expense increased $0.1 million to $0.2 million in 1998 from $0.1 million in 1997. The increase in interest expense was primarily connected to an increase in short-term borrowings from certain of our investors.

  Provision for Income Taxes. We incurred net operating losses for 1998 and 1997, and, accordingly, we did not pay any federal income taxes.

Liquidity and Capital Resources

  At March 31, 2000, we had cash and cash equivalents of $22.1 million and working capital of $16.7 million. In addition, on July 7, 2000 we signed a collaborative discovery and technology agreement with Bristol-Myers Squibb Company and expect to receive by August 7, 2000 up-front fees of $23.5 million. We have funded our operations to date primarily through private placements of equity securities with aggregate proceeds of approximately $72.0 million, revenues from corporate collaborations totaling $12.9 million, government grants totaling $3.2 million, capital equipment and leasehold improvement financing totaling $7.8 million and interest earned on the net proceeds of our private placements. Our operating activities used funds totaling $10.6 million, $8.4 million and $3.8 million in 1999, 1998 and 1997, respectively.

  To date, substantially all of our revenue has been from corporate license agreements and government grants. We expect that substantially all of our revenue for the foreseeable future will come from similar sources as well as from interest income. In addition, our ability to achieve profitability will be dependent upon our ability to enter into additional corporate collaborations and license any internally developed products. There can be no assurance that we will be able to negotiate additional collaborative agreements in the future on acceptable terms, if at all, or that such current or future collaborative agreements will be successful and provide us with expected benefits. We believe that the net proceeds from this offering, expected revenue from collaborations and license arrangements, existing capital resources and interest income should be sufficient to fund anticipated levels of operations for at least the next two years.

Recently Issued Accounting Standards

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which will be effective for our fiscal year 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 is not anticipated to have a significant impact on our operating results or financial condition when adopted, since we currently do not engage in hedging activities.

Quantitative and Qualitative Disclosures About Market Risk

  Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited to our capital lease obligations, the underlying interest rates of which are closely tied to market rates, and our investments in interest rate sensitive financial instruments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We seek to ensure the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We seek to minimize the risk of default by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest rate sensitive financial instruments at December 31, 1998, December 31, 1999 or March 31, 2000. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase our interest expense.

                                  OUR BUSINESS

Overview

  We are a drug discovery company that has developed and integrated a set of proprietary technologies called DiscoverWorks, which accelerate and improve the drug discovery process and capitalize on the opportunities presented by the thousands of new targets for drugs being revealed from the sequencing of the human genome. Our technologies also facilitate drug discovery for well-characterized disease targets that have proven difficult using traditional methods. We believe that our technologies, which apply to virtually any disease target, produce compounds suitable for development into drugs in a more timely and cost-effective manner and with a higher probability of success than that currently achieved using conventional methods. We are using our technologies both to assist collaborators in discovering drug candidates, and to discover and develop our own drug candidates, which we currently intend to license at the pre-clinical or early clinical stage.

Industry Background

  Drugs are chemical compounds that change the activity of biological target proteins associated with particular disease states to achieve the desired therapeutic effect. Using traditional approaches, it has been estimated generally to take from five to seven years from the initial identification of a protein as a suitable target for a drug to the production of a drug candidate ready to go into clinical trials. The major steps in the drug discovery process following identification of the biological target involve (a) hit identification, (b) lead generation, (c) lead optimization and (d) target validation, each of which is described below.

  Hit identification: This involves the screening of large collections of compounds to identify those compounds that interact with the biological target (which may be an enzyme, receptor or other protein). A compound that interacts with a target protein is referred to as a "hit." In order to identify hits, the following steps are undertaken:

  . production ("cloning and expression") of sufficient quantities of the target protein to facilitate high throughput screening;

  . design and development of a high throughput screen specific to the target protein; and

  . screening the target protein against collections or "libraries" of compounds.

  Lead generation: This involves the chemical modification of hits by repeated cycles of synthesis and testing of analogs to produce "leads," which are compounds with improved chemical characteristics, thereby increasing their suitability as potential drugs.

  Lead optimization: This involves the further optimization of leads by additional repeated modification to produce drug development candidates with optimized characteristics for further preclinical and clinical development.

  Target validation: In parallel to the above steps in the discovery process, "target validation" studies seek to establish the link between the target protein and the particular clinical disease. These tests usually involve correlating changes in the level of the target protein in cells or animals with changes in cell biology or animal physiology characteristic of the disease state. This "biology-driven" target validation, which is generally employed today in the pharmaceutical industry, is in contrast to "chemistry-driven" target validation, where the role of the target protein in disease is determined by testing a target-specific compound in living organism models.

  Drug discovery has traditionally been a costly and time-consuming process in which the failure rate remains very high. Pharmaceutical companies are facing growing challenges to rapid and cost efficient drug discovery as continuing advances are made in genomics research. While there are approximately 500 currently known biological targets for human therapeutics, it is estimated that genomics research will facilitate the identification of an additional 5,000 to 10,000 potential targets. In order to take advantage of the wealth of opportunities presented by genomics research, pharmaceutical companies will need to generate new lead compounds on a scale commensurate with the increase in new targets. This will require the use of more advanced and integrated technologies to rapidly and cost efficiently discover and develop lead compounds. We expect this to become an increasingly severe bottleneck in the discovery process. Accordingly, we believe that pharmaceutical companies will increasingly use the resources of drug discovery companies with advanced technology capabilities, and license drug candidates developed by others.

  Although advances in recent years have improved the drug discovery process, there remain serious bottlenecks, which can include:

  . an inability to produce in a reasonable time sufficient quantities of the target protein for high throughput screening and concurrent 3-D structure analysis of the target protein;

  . the need to establish a different high-throughput screen for each new target, which typically can take from two to six months;

  . an inability to rapidly generate leads from initial hits, a process which typically can take one to two years;

  . the need for large resources in the lead optimization process;

  . an inability to incorporate desirable drug-like attributes into leads, and to validate target proteins, sufficiently early in the optimization process; and

  . the time-consuming and resource-intensive nature of the biology-driven target validation process.




               Expected Increase in New Targets Available to the
               Pharmaceutical Industry Through Genomics Research

                                    [GRAPH]
  Illustration captioned "Expected Increase in New Targets Available to the Pharmaceutical Industry Through Genomics Research." This illustration shows two funnels. The funnel on the left illustrates the current situation and is labeled "NOW (- 500 Targets Currently Known to the Pharmaceutical Industry)"
The funnel on the right illustrates the anticipated increase in targets resulting from genomics research and is labeled "NEXT 5 YEARS (5,000-10,000 New Targets Expected to be Available to the Pharmaceutical Industry Through Genomic Research)". Between the funnels are listed the five steps in the drug discovery process: "Discovery," "Pre-clinical Development," "Clinical Development," "Regulatory Approval" and "Marketed Drugs." The mouth of the discovery funnel on the right is larger than that of the funnel on the left to illustrate the anticipated increase in drug targets.




Our Integrated DiscoverWorks Solution

  We believe we provide a unique solution to the problems of efficiency and productivity in drug discovery in the era following the sequencing of the human genome, by integrating the use of an array of advanced tools with proprietary information technology to more efficiently discover new drugs and harness the opportunities presented by genomics. Our DiscoverWorks technologies include the following technologies and capabilities:

  . Target Protein Production. Our proprietary protein expression and refolding technology allows for the rapid, cost-efficient production of large quantities of a wide-range of target proteins, including important proteins embedded in the membrane of cells such as GPCR targets.

  . 3-D Protein Structure. We are able to determine the 3-D structure of target proteins by using x-ray crystallography, which is performed by forming crystals of the target protein and analyzing how the crystals scatter x-rays. The 3-D view of the target protein is useful for designing targeted compound libraries or using a computer to screen our database of compounds accessible for automated chemical synthesis, to examine the way they fit to the 3-D protein structure.

  . Compound Library. We have a highly diverse Probe Library of over 200,000 actual compounds pre-designed for pharmaceutical acceptability, and available for automated high throughput screening on demand. Our compounds are individually synthesized using combinatorial chemistry methods, where a central core structure is modified by the addition of different chemical groups connected to the core at different positions.

  . High-Throughput Screening. Our proprietary ThermoFluor high-throughput screening technology provides a direct means to quantitatively assess binding of potential drug compounds to virtually any target protein, including those derived from genomics. ThermoFluor screening does not require knowledge of a target's detailed biochemical function, as is required to set-up and use conventional screening assays. ThermoFluor screens can be set up for virtually any target protein in less than one week. The ThermoFluor screen can also be used to rapidly determine whether a target protein is suitable for small molecule drug discovery (i.e., whether the target protein is "drugable").

  . Synthetically Accessible Compounds. We have a virtual library stored in our computers of approximately 2.5 billion new analogs of the Probe Library compounds. We call this virtual library our "Synthetically Accessible Library" because each of the compounds therein can be generated in physical form using protocols for the automated synthesis of compounds, or "automated chemistry synthesis protocols", developed and verified in our laboratories.

  . Data Analysis. Our DirectedDiversity software allows us to comprehensively track and analyze the properties of compounds which have binding affinity to a target protein. Each of the compounds in our Probe Library and Synthetically Accessible Library has been indexed using a comprehensive set of approximately 500 characteristics of each molecule, such as bond lengths and angles, facilitating the rapid selection and synthesis of compounds with desired properties. In DiscoverWorks, we initially screen our Probe Library using the ThermoFluor screen to find hits. We then generate leads from these hits by synthesizing in succession and testing libraries of up to 1,000 compounds selected from our virtual library based on the compounds showing in their chemical structure a feature or features of a previous hit.

  . Structure-based Compound Optimization. We have integrated into our
    DiscoverWorks platform structure-based drug design technology that uses X-ray crystallography to directly visualize how compounds bind to a target protein. This technology allows the atom-by-atom modification of hits to produce leads with improved potency and specificity, and permits us to incorporate 3-D structural information into the intelligent selection of sub-collections (or "sub-libraries") of the Probe Library directed to specific families of target proteins, as well as the intelligent design of focused libraries for lead generation. Our structure analysis capabilities are enhanced by our ability to make large amounts of proteins through our proprietary protein production technology.

  . Chemistry-driven Target Validation. Our DiscoverWorks technologies provide us with two ways to validate new genomics targets early in the discovery process:

   . by using ThermoFluor screening of new, unvalidated target proteins against reference compound libraries to establish the biochemical or physiological properties of the target, and

   . by allowing us to rapidly produce potent and specific leads to validate the significance of a new target through assessment of the activity of these leads in disease models.

  We believe that our technologies offer an important solution to the resource and productivity dilemmas facing drug discovery in the era following sequencing of the human genome by providing the following advantages:

  . Time Reduction. DiscoverWorks reduces an important segment of the R&D process, from the setting up of an assay, which is a test to identify compounds which interact with a target protein, to the generation of a series of lead compounds with potential efficacy in living organisms, from fourteen to thirty months at many pharmaceutical companies to as little as seven to ten months. We expect this will reduce resources required and development costs per target and accelerate time to market of successful drugs.


                    Time Reduction in the Discovery Process

                                    [GRAPH]

  Illustration captioned "Time Reduction in the Discovery Process." This illustration consists of two arrows, representing hypothetical timelines for the development of a Prototype NCE Lead by, respectively, 3DP's DiscoverWorks technology and conventional drug discovery technology. The first arrow, titled "3-Dimensional Pharmaceuticals DiscoverWorks Technology," depicts two time periods, a period of "less than 1 month," with the caption "ThermoFluor High-Throughput Screening Setup and Probe Library Screening" and a period of "6-9 months," with the caption "DirectedDiversity Lead Generation." The first arrow points toward the words "Prototype NCE Lead 7-10 Months Total Time." The second arrow, titled "Conventional Pharmaceutical Industry Technology," depicts two time periods, a period of "2-6 months," with the caption "Conventional High-Throughput Screening Setup and Library Screening," and a period of "12-24 months," with the caption "Conventional Lead Generation." The second arrow points toward the words "Prototype NCE Lead 14-30 Months Total Time."



  . Improved Compound Characteristics. Owing to the quality of our library of compounds and our ability to use structural information about the target protein when optimizing lead compounds, our DiscoverWorks technologies enhance our ability to include desirable characteristics in our compounds to increase the likelihood of their successful development as drugs.

  We believe our technology drives value creation through the reduction of risk in discovery and early development by facilitating better, more timely decisions. We expect our technology, with its broad applicability, to increase in value as the genomics revolution expands the number of new molecular targets.

Our Strategy

  Our objective is to be an industry leader in discovery and optimization of new drug candidates. The main elements of our strategy are to:

  . Maintain and improve technology position: We intend to continue to pursue technological innovation to enable us to have the most advanced and reliable drug discovery processes and tools, both for our collaborations and for our internal development programs. To date, the key proprietary technologies used in DiscoverWorks have been invented by us. We intend to continue to patent or otherwise protect our technological innovations to maintain our strong intellectual property position. We also intend to expand our libraries of drug compounds and associated drug property databases to facilitate the rapid discovery of new drug candidates.

   A key component of our strategy is the development and commercialization of our technology for structural analysis of GPCRs that are potential or actual drug targets, which we believe represents a significant market opportunity. We believe that our breakthrough work in the production and 3-D structure determination of GPCRs that are drug targets has the potential to drive multiple discovery collaborations with pharmaceutical and biotechnology companies, as well as expand our internal development pipeline. We intend to extend our technology platform by determining new drug target GPCR 3-D structures and developing a database of GPCR structural models.

  . Expand internal drug discovery programs: Our strategy is to license internally developed drug candidates at the pre-clinical or early clinical stage, so that we utilize our resources on the stages of R&D where we can add the greatest value. Our current internal drug discovery programs are focused on cardiovascular and cancer indications. We intend to expand our internal development programs to focus on GPCR targets for central nervous system and metabolic diseases and other biological targets in high-value therapeutic markets. We intend to form collaborations with major genomics and biotechnology companies to supply high-quality genomics targets to add to our portfolio of target proteins.

  . Pursue additional collaborative R&D agreements: We intend to continue to enter into collaborative R&D agreements with leading companies based on our DiscoverWorks technologies, which are capable of providing our partners with an entire range of drug discovery services from target expression through generation of leads, which we can further optimize to produce an IND candidate.

  . Deploy our technologies across diverse markets: We intend to continue to deploy our DiscoverWorks technologies in the pharmaceutical, agricultural and veterinary medicine industries. Discoveries or products made for any particular market may find use in other markets, resulting in enhanced revenues.

Evolution of Our Integrated Platform

  Our company was founded in 1993. Originally we focused on connecting combinatorial chemistry and structure-based drug design to improve the lead generation and optimization stages of drug discovery. To facilitate this process, we developed and integrated proprietary chemi-informatic and process control software systems for combinatorial chemistry, which we call DirectedDiversity. Our first patent for DirectedDiversity was issued in 1995 and our DirectedDiversity software has been continually enhanced since then. With the anticipated increase in previously unknown targets due to the sequencing of the human genome, we also sought to develop a flexible way to screen the activity of compounds at almost any type of molecular target, which we call ThermoFluor. Our first patent for ThermoFluor was issued in February 2000. We integrated the above technologies as DiscoverWorks in 1998, for use in our internal programs. With the recent settlement of a lawsuit with Anadys, we are able to broadly exploit our integrated DiscoverWorks technologies. While we have used various of the above technologies in collaborations since 1996, the recently signed Bristol-Myers Squibb Company collaboration represents the initial collaborative use of the entire DiscoverWorks set of technologies.

Our DiscoverWorks Technology Platform

  DiscoverWorks is a highly integrated, multi-dimensional platform for drug discovery that links our ThermoFluor high-throughput screening technology, Probe and Synthetically Accessible Libraries, DirectedDiversity chemi-informatics and combinatorial chemistry capabilities and structure-based drug design expertise. Starting from the DNA sequence of a new molecular target, we have developed complete capabilities required to generate Prototype NCE Leads. Our DiscoverWorks technologies can efficiently assimilate and

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process vast quantities of data produced from the combination of combinatorial chemistry and high-throughput screening, and can be rapidly and efficiently scaled to meet virtually any anticipated demand. Our DiscoverWorks process integrates the following technologies:
 Target Protein Production

  We believe that timely large-scale production of target proteins is essential for effective use of quantitative high-throughput screening technology. We have extensive experience in cloning, engineering and expressing target proteins using a wide array of bacterial, insect cell and mammalian cell expression systems. In addition, we have developed proprietary technology for refolding proteins that allows the rapid, parallel production of target proteins derived from the sequencing of the human genome. We believe that we can produce less expensively and more efficiently large quantities of membrane protein and other target proteins that are difficult to make, in order to facilitate high-throughput screening and target protein 3-D structure analysis.

 ThermoFluor and Other High-Throughput Screening Technologies

  Our proprietary ThermoFluor high-throughput screening process measures the binding affinity of a large number of compounds to a target protein. ThermoFluor is based on a physical effect common to all functionally active proteins. Proteins, which constitute the vast majority of molecular targets, are highly organized structures that melt at different defined temperatures. By measuring the shift in melting temperature of the protein-drug complex caused by drug binding (how a compound interacts with a protein), it is possible to estimate the binding affinity of the drug. As a result, ThermoFluor can be applied with equal effectiveness to virtually all varieties of enzymes, receptors, growth factors, antibodies, cell adhesion molecules (molecules that influence contact between cells) which affect contact between cells, and other target proteins. We have developed ThermoFluor in an automated computer workstation format using 384 well assay plates, with integrated data processing and database connectivity. We intend to continue to develop ThermoFluor to incorporate miniaturization technology and enhance throughput.

  ThermoFluor is able to directly discover leads for targets with unknown biological function, including the thousands of new targets being identified through genome sequencing. Conventional high-throughput screening techniques rely on readouts that reflect specific biological activities and thus are generally time-consuming to set up and difficult to employ in the case of targets with unknown biological function. We believe that ThermoFluor significantly shortens the time required for high throughput screen development and compound library screening from two to six months for conventional assays to one month or less. This time savings results from the uniform ThermoFluor assay approach, as opposed to the need to develop a custom assay for each new conventional high-throughput screen. The ThermoFluor assay developed and used for high- throughput screening can also be applied during lead generation and optimization, thus in many instances avoiding the need to set up subsequent assays, and offering additional time and cost savings in the discovery process. The technology is also portable and can be scaled up to screen very large numbers of compounds at many targets.

  We can also complement ThermoFluor with additional capabilities in high-throughput screening using conventional robot-assisted receptor binding assays (measuring the binding affinity of compounds to receptor proteins) or enzyme assays.

 DirectedDiversity Probe Library

  In order to initiate our DiscoverWorks discovery process, we have constructed a DirectedDiversity Probe Library incorporating more than 200,000 individually synthesized "drug-like" compounds designed to include the following desirable properties:

  . diversity of chemical structures;

  . comprehensive representation of all 3-D molecular shapes that we believe are useful for targeting drug binding sites on proteins; and

  . possession of the structural and physicochemical features commonly found in orally-active, small molecule marketed drugs.

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  As opposed to the compound libraries used by many pharmaceutical companies, which may include compounds of unknown structure or which may lack certain desired characteristics for drug candidates, our Probe Library has been carefully assembled to reflect the parameters above, thereby optimizing its value as a screening library. Prior to including a compound in our Probe Library, we extensively analyze and accumulate information on the compound, including a comprehensive set of approximately 500 molecular descriptors (physiochemical characteristics of a molecule such as bond lengths and angles). The Probe Library includes sub-libraries directed toward classes of enzyme targets called serine proteases and metalloproteases, GPCRs and several other receptor classes with broad therapeutic relevance.

 DirectedDiversity Synthetically Accessible Library

  To complement our Probe Library, we have generated a Synthetically Accessible Library of approximately 2.5 billion compounds that are analogs of the compounds in our Probe Library. Each of the compounds in the Synthetically Accessible Library can be generated in physical form using automated chemistry synthesis protocols developed and verified in our laboratories. For a typical optimization cycle, we select a focused library of approximately 1,000 compounds from our Synthetically Accessible Library and synthesize them within two to three weeks. As with our Probe Library, each of the compounds in our Synthetically Accessible Library is indexed using a comprehensive set of approximately 500 molecular characteristics.

 DirectedDiversity Chemi-informatics Software and Databases

  Using the 500 molecular characteristics referred to above and artificial intelligence computer procedures, or intelligent algorithms, our patented DirectedDiversity chemi-informatics software helps assure that properties important in drug development, such as potency, selectivity, bio-availability, or the extent of uptake of a drug into the body, and minimal toxicity, are factored into compound selection for inclusion in a focused library, and more broadly the Prototype NCE Lead generation and further lead optimization processes. Starting with hits from the Probe Library, our chemists use our proprietary software and graphics interfaces to rapidly retrieve thousands of compounds from our Synthetically Accessible Library which conform to the range of desired properties. Each selected compound can then be synthesized for future biological testing. Through our ability to rapidly select and synthesize a focused library of compounds in each optimization cycle, our chemists can test many optimization hypotheses in parallel, with all information tracked and captured by the DirectedDiversity software for use in future compound synthesis and testing cycles and other discovery programs. The combination of the detailed chemical description of each of our compounds and the biological screening data that is generated provides a valuable drug property database for lead generation and further optimization.

  We believe our DiscoverWorks process is more efficient than traditional methods due to the quality of both the compounds in our Probe Library and the compounds from our Synthetically Accessible Library that we synthesize, combined with the selection and feedback capabilities of our DirectedDiversity chemi-informatics software and drug property databases. In contrast, traditional approaches to library generation using combinatorial chemistry are less directed and information-rich. Moreover, generation of leads derived from conventional screening hits may require the development of new synthetic procedures to make analogs, either because synthetic methods for generating analogs have not previously been developed or the hit has an unknown chemical structure which must be first determined in order to develop analogs. Accordingly, an unnecessary expenditure of time and effort may be required in the discovery process, and the compounds thereby produced may lack required properties for orally active drugs. We estimate that a Prototype NCE Lead can typically be generated using our technology in as little as six to nine months, with five cycles of focused library design, synthesis and biological testing. This compares to an estimated traditional lead generation process of 12 to 24 months which often requires more synthesis and testing cycles.

 Automated Chemical Synthesis Technologies

  We have a broad range of modern parallel synthetic technologies, which enables us to synthesize approximately 10,000 compounds per month. We believe this compound production is sufficient to support multiple concurrent discovery programs and can be readily expanded.

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 Structure-Based Drug Design Technology

  We have integrated into our DiscoverWorks platform structure-based drug design technology that uses X-ray crystallography to directly visualize how lead compounds bind to a target protein. Structure-based drug design allows the atom-by-atom modification of leads to produce chemically new compounds with high potency and specificity toward a given target protein. We have established a state-of-the-art facility for protein production, crystallization, X-ray crystallography and computational chemistry to carry out 3-D structure determination of target proteins and their bound complexes with lead compounds. To date, our scientists have carried out in excess of 100 structure determinations of protein complexes in our laboratories. The integration of DirectedDiversity technology with structure-based drug design allows us to automate and multiplex (automate the synthesis of many compounds in parallel) the rational design and chemical synthesis of compounds, enabling the simultaneous investigation and optimization of multiple drug properties.

  We recently joined a consortium of major pharmaceutical companies who have formed the Industrial Macromolecular Crystallography Association (IMCA) and developed a facility for collecting data obtained from examining the scattering patterns of X-rays as they interact with a protein crystal using the unique properties of the Advanced Photon Source at the Argonne National Laboratory. The Advanced Photon Source is among the most brilliant X-ray sources in the world and greatly extends our capabilities for determining new structures and rapidly carrying out structure-based design programs. By joining IMCA, 3DP becomes the only biotechnology company that currently has direct and guaranteed access to synchrotron X-ray data collection facilities. Other members of IMCA include Merck & Co., Glaxo-Wellcome, SmithKline Beecham, Pharmacia, Eli Lilly and Company, Schering-Plough, Pfizer, Warner-Lambert, Abbott Laboratories, Bristol-Myers Squibb Company, and Procter & Gamble.

 Chemistry-Driven Target Validation

  Our chemistry-driven target validation process relies on the any-target capability of our ThermoFluor screen, coupled with our ability to generate Prototype NCE Leads rapidly. We have two methods of chemistry-driven target validation: (1) ThermoFluor screening of new, unvalidated target proteins with reference libraries of compounds designed specifically to classify biochemical function and physiological properties of target proteins and (2) use of DiscoverWorks technology to rapidly produce potent and specific leads to assess and validate the significance of a new target protein in disease models. By capitalizing on our ability, using DiscoverWorks, to produce a Prototype NCE Lead in less time than with conventional drug discovery we can perform chemistry-driven validation of new genomics targets early in the discovery process. This provides an advantage compared to the more prolonged and resource-intensive strategies of validating target proteins either by chemistry driven validation as performed in conventional drug discovery, or by biological means of validation.

 GPCR Technology Program

  G-protein coupled receptors, or GPCRs, are an important class of target proteins that exist on the surface membrane of all cells, and are associated with a wide range of therapeutic categories, including asthma, inflammation, obesity, cancer, and cardiovascular, metabolic, gastrointestinal and central nervous system diseases. There are estimated to be over 1,000 GPCRs in the human genome with potential therapeutic utility. GPCRs have been historically valuable drug targets, but to date there are less than 200 well-characterized GPCRs with known ligands (compounds which specifically bind to the GPCR), of which only half are currently targets of commercial drugs. To date, the industry has been unable to utilize an important drug discovery tool, structure-based drug design using x-ray crystallography, to develop drugs targeting either new or well-characterized GPCRs. This is due to the inability of the industry to crystallize GPCRs that are actual or potential drug targets and thereby derive three-dimensional X-ray structures that provide a direct view of the drug-binding site.

  Since 1995, we have been working to crystallize and determine the 3-D structure of GPCRs that are actual or potential drug targets. We believe that successful drug target GPCR structure determination will constitute a

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major breakthrough in drug discovery for this key group of drug target proteins. Currently, it is estimated that the less than 100 GPCRs targeted by commercial drugs account for over $20 billion in annual worldwide drug sales. These include major drug classes such as antipsychotics, antihistamines, beta-blockers, anti-migraine drugs, anti-ulcer drugs and analgesics, and blockbuster drugs such as Claritin, Zantac, Cozaar, Zyprexa and Tenormin. Both the characterized GPCRs with known ligands but for which no commercial drugs have yet been developed, and the approximately 1,000 uncharacterized GPCRs with possible therapeutic utility, represent potentially important drug targets.

  Our GPCR 3-D structure determination program has four principal milestones:

  1. production of the large amounts of pure GPCR protein required to make crystals;

  2. production of crystals of the target GPCR that will provide high quality X-ray structural data;

  3. collection of high quality X-ray structural data from such crystals; and

  4. computer processing of such X-ray structural data to determine the 3-D molecular structure (physical structure of molecules) of such GPCR in order to facilitate structure-based drug design.

  To date, we have been successful in achieving the first three milestones, and we are progressing toward the final objective for our initial drug target GPCR, the Beta\\2\\-adrenergic receptor, which has an important role in asthma and central nervous system diseases, and has been the subject of extensive biochemical studies. We have successfully developed proprietary protein expression and refolding technology to produce large amounts of drug target GPCRs for discovery efforts. A patent application has been filed for a component of this technology and we intend to file additional patent applications for other components of this technology. Our scientists have since been able to produce stable, high-quality crystals of the Beta\\2\\-adrenergic GPCR that have provided high-resolution X-ray scattering data, which we believe will allow for the first time the determination of the 3-D molecular structure of a drug target GPCR.

  GPCR Drug Discovery: We believe our GPCR technology presents a new opportunity to exploit this broad and important range of drug targets, benefiting both our internal discovery programs and pharmaceutical and biotechnology company collaborations. We believe that our GPCR technology, on the basis of our anticipated successful 3-D molecular structure determination, will enable for the first time the application of structure-based drug design, based on actual structure of the target protein structure, or molecular structure, for both existing and new GPCR targets leading to:

  . more precisely designed drugs with fewer side effects than many existing
    GPCR drugs, such as antipsychotics;

  . drugs with lower addiction risk than existing GPCR drugs for pain, such as morphine;

  . small molecule, orally active drugs for GPCR targets for which the only currently known ligands are peptides or proteins that, as drugs, would need to be given by injection; and

  . drugs targeting the approximately 1,000 identified GPCRs which are potentially therapeutically relevant, but for which ligands have not yet been discovered.

  To expedite drug discovery using GPCR target proteins, our current Probe Library contains more than 20,000 synthesized compounds which have been designed based upon structural features of commercially successful GPCR drugs, for utility against GPCR target proteins. In addition, our Synthetically Accessible Library contains a corresponding collection of approximately 200 million analogs of these compounds.

  GPCR Structural Genomics: If we successfully determine the Beta\\2\\- adrenergic GPCR structure, we plan to create a database containing model 3-D structures of all other GPCRs whose gene sequences have been identified in the human genome. We believe that this "3-D homology database" will facilitate discovery of new drugs that act at any of the estimated 1,000 uncharacterized GPCRs that are potential new drug target proteins.

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

In addition, we plan to expand the database and enhance its accuracy and utility for drug discovery, through the 3-D structure analysis of additional diverse GPCR target proteins, GPCRs complexed with different types of receptor ligands, and GPCRs complexed with various signal transduction proteins. We will utilize this structural genomics database for our internal programs, and we will offer access to this database to collaborative partners. As part of our collaborative agreement, BMS has become the first subscriber for our planned Proteomica GPCR structure database, agreeing to pay us an upfront fee of $1.5 million by August 7, 2000 and ongoing user fees based on the content of the database.

  Our membership in the IMCA provides access to a facility for collecting X-ray scattering data using the unique properties of the Advanced Photon Source, a dedicated very high energy X-ray source located at the Argonne National Laboratory. Access to this facility greatly extends our capabilities for determining new GPCR structures and rapidly carrying out structure-based design programs.

Our Drug Discovery Collaborations

  We seek to enter into discovery collaborations and joint discovery programs with pharmaceutical, biotechnology, agrochemical and veterinary medicine companies. These arrangements can take various forms ranging from comprehensive programs to licensing agreements for portions of our libraries, or specific R&D arrangements that utilize our technologies for lead identification, lead generation and/or lead optimization purposes. Our technologies are flexible and have applicability for virtually any therapeutic area.

  Our collaboration strategy is aimed at capitalizing on the trend within the pharmaceutical industry to outsource major components of the drug discovery process that can be more effectively provided by companies that have unique and/or focused technologies. We also seek collaborations with biotechnology companies that may lack the chemical screening, synthesis and/or optimization capabilities that our technology platform offers. These collaborations allow us to leverage the investment we have made in our technology platform and provide funding for our internal drug development efforts. A summary of our drug discovery collaborations is provided below.

 Bristol-Myers Squibb Company

  In July 2000, we entered into a collaboration with Bristol-Myers Squibb Company, or BMS, under which we will use our DiscoverWorks technologies to assist BMS in the discovery and development of new human drugs for specific biological targets. In the initial three-year term of the research collaboration, BMS will supply at least 30 biological targets and we will create chemical libraries and screen such libraries against these targets. Thereafter, the parties will agree upon which organization will conduct subsequent lead optimization and development activities of active hits toward creating pre-clinical drug candidates. Patentable subject matter resulting from this collaboration will be assigned according to U.S. practice for identifying inventorship. In addition to its collaboration in this research, BMS will be primarily responsible for pre-clinical and clinical development, and for marketing and sales of any resulting products.

  BMS may terminate research activities with 90 days notice, without cause, but must pay any remaining costs of the initial research term or one-half of the remaining cost of any extended term. Following the end of the initial research or any extended research term, either party may terminate the agreement on 30 days notice if no compound is being optimized or developed under the collaborative agreement. Otherwise, the agreement will remain in effect for 10 years from the first commercial sale of a product identified from the research program or until the expiration of patent rights relating to such product.

  We have also granted BMS non-exclusive perpetual licenses under our DirectedDiversity patent rights for the duration of the rights and non-exclusive perpetual licenses under our ThermoFluor technology and Protein Expression and Refolding Technology for use by BMS in their research and development programs in exchange for licensing fees. BMS also has the opportunity to purchase from us ThermoFluor instruments. In addition, BMS has become the first subscriber for our planned Proteomica GPCR structure database. Ongoing user fees are based on the content of the database and are contingent upon our successful determination of one or more GPCR structures.

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  The contract provides that we will receive upfront licensing and technology access fees amounting to $23.5 million by August 7, 2000, and committed research funding of $14.4 million over the first three years of the collaboration as well as payments for any purchases of ThermoFlour instruments. In addition, the contract provides that we will receive milestone payments through the clinical development stages, and royalty payments on sales of any resulting products, with the amount at each level determined based on our involvement in the related optimization and development activities. For each compound, depending on whether stipulated pre-clinical and clinical milestones are met and depending on our level of contribution to the development of the compound, the contract provides that we could receive milestone payments aggregating up to $4.5 million to $15 million.

 DuPont Pharmaceuticals Company

  In February 2000, we entered into a collaboration with DuPont Pharmaceuticals Company, or DuPont Pharmaceuticals, to use our DirectedDiversity technology to assist DuPont Pharmaceuticals in the discovery of new human and veterinary pharmaceutical compounds for specific biological targets. The initial research term of the collaborative discovery and lead optimization agreement is until December 31, 2001, subject to extension by DuPont. Under our agreement, we will generate custom combinatorial chemistry libraries based on molecules and information provided by DuPont Pharmaceuticals and will optimize those molecules into preclinical drug candidates. DuPont Pharmaceuticals is responsible for preclinical and clinical development, and marketing and sales of the resulting products. We have received upfront fees and research funding aggregating approximately $0.8 million and the contract provides that we will also receive committed additional research funding of approximately $1.5 million over the initial term of the collaboration. The contract provides that we could also receive milestone payments of up to $6 million, depending on whether stipulated milestones are met, for the first product developed and could receive additional milestones if subsequent products are developed. The contract also provides that we are entitled to receive royalties on sales of licensed products. We have agreed not to work with anyone other than DuPont on compounds acting through the targets of the research program during the term of the program and for one year thereafter.

  DuPont Pharmaceuticals may terminate the agreement upon 90 days notice, provided they pay the balance of any financial support due for the remainder of the term of the research program.

  We have also entered into a separate agreement granting DuPont
Pharmaceuticals a nonexclusive site license to use our DirectedDiversity patents in support of their internal and collaborative research programs.

 Boehringer Ingelheim Pharmaceuticals, Inc.

  Effective December 1999, we entered into a collaboration agreement with Boehringer Ingelheim Pharmaceuticals, Inc., or BIPI, to use our DirectedDiversity technology to assist BIPI in the discovery of new drugs for specific biological targets in humans. The initial research term of our collaboration is two years, subject to annual extensions by BIPI. Under our agreement, we have agreed to generate custom combinatorial chemistry libraries based on molecules and information provided by BIPI and will optimize those molecules into preclinical development candidates. BIPI is responsible for preclinical and clinical development, and marketing and sales of the resulting products. We have received upfront fees and research funding aggregating approximately $1.2 million and the contract provides that we will also receive committed additional research funding of approximately $2.1 million over the initial term of the collaboration. The contract provides that we could also receive milestone payments of up to $2.4 million, depending on whether stipulated milestones are met, for the first product developed and are eligible to receive additional milestones if subsequent products are developed. The contract also provides that we are entitled to receive royalties on sales of resulting products.

  BIPI may terminate the agreement upon 30 days written notice provided it pays us, in most circumstances, an early termination fee if it terminates the agreement prior to the end of any term.

 Aventis Crop Protection GmbH

  In October 1999, we entered into a collaboration with Hoechst Schering AgrEvo GmbH, now a part of Aventis Crop Protection GmbH, or Aventis, to use our DirectedDiversity technology to assist Aventis in the

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discovery of compounds applicable to plant and pest management and animal health. The initial term of our agreement is two years. Under our agreement, we have agreed to provide libraries of diverse compounds to Aventis, and will use our DirectedDiversity technologies to optimize active compounds identified from Aventis' screening of the compound libraries. Aventis will receive the exclusive worldwide right to commercialize products in the fields of plant and pest management and animal health discovered during the course of the collaboration. We will retain rights for uses of compounds outside of the agrochemical commercial area. We have received upfront fees and research funding aggregating approximately $1.0 million and the contract provides that we will also receive additional fees for payment for delivery of compounds, research and development funding and license fees totaling $2.7 million. The contract provides that we could also receive milestone payments of up to $1.75 million, depending on whether stipulated milestones are met, for each compound developed. The contract also provides that we will receive royalties on sales of resulting products. If we enter into a business collaboration with a company that has substantial activity in the plant and pest management or animal health field and is a significant competitor of Aventis, Aventis may either terminate our agreement or require us to take reasonable actions to ensure that Aventis' confidential or proprietary information is not disclosed to such company.

 E.I. DuPont de Nemours

  In October 1998, we entered into a collaborative research and license agreement with the Agricultural Products Division of E.I. DuPont de Nemours, or DuPont, under which we are using our DirectedDiversity chemi-informatics software and Synthetically Accessible Library to assist DuPont in the discovery and development of new agrochemicals. We have received technology licensing fees and milestone payments aggregating $0.4 million and the contract provides that we are eligible to receive additional technology licensing fees during the term of the collaboration. The contract provides that we could also receive milestone payments of up to $3.7 million, depending on whether stipulated milestones are met and depending on our level of contribution to the optimization of the compound. In addition, the contract provides that we will receive royalties on the sale of any products developed through this collaboration. We have advanced in this collaboration from initial hits to more potent compounds identified from our libraries.

  The initial research term of the agreement is three years. DuPont may terminate the research program under the agreement at any time, but such termination will not affect either DuPont's obligation to pay us license fees under the agreement or our obligation to provide DuPont with access to DirectedDiversity computer workstations.

 Heska Corporation

  In December 1997, we entered into a research and license agreement with Heska Corporation, or Heska, to use our DirectedDiversity technology to assist in the discovery and development of new veterinary therapeutic agents. Under our agreement, we also granted Heska the exclusive worldwide right to license the veterinary therapeutic products developed for sale worldwide. Under our agreement, we have received up-front payments and research funding totaling approximately $2.7 million. Our agreement originally had a two-year research term expiring in December 1999, which was extended until July 2000. We anticipate that Heska will continue to develop internally the candidate compounds identified from our collaboration. The contract provides that we could receive milestone payments of up to $10.5 million, depending on whether stipulated milestones are met, for the first product developed and that we are eligible to receive additional milestones if subsequent products are developed. The contract provides that we will also receive royalties on sales of resulting products.

 BioCryst Pharmaceuticals, Inc.

  In October 1996, we entered into a research collaboration with BioCryst Pharmaceuticals, Inc., to share resources and technology to develop inhibitors of key serine protease enzymes that represent promising targets for inhibiting the activation of "complements" (plasma proteins that work to eliminate microorganisms and other antigens from tissues and blood). This pathway plays a major role in mediating a broad range of immunological diseases. In June 1999, we updated and renewed our original agreement to concentrate on selected complement enzymes as targets for the design of inhibitors. Under our agreement, we are each

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responsible for our own research costs. If a drug candidate emerges as a result of our joint research, we will then negotiate the product development and commercialization rights and responsibilities. Under this collaboration, we have generated Prototype NCE Leads which are currently being optimized further through evaluation in living organisms and for which we have filed patent applications. The initial term of the agreement is one year, subject to automatic annual renewal. Either of us may terminate the agreement at any time upon 60 days written notice. The agreement was further renewed in June 2000 for an additional year.

Our Internal Drug Candidate Programs

  We have developed a promising pipeline of small molecule, orally active development candidates in the areas of cardiovascular disease and cancer. Our current strategy with respect to our internal pipeline is to advance compounds to late-stage pre-clinical or early stage clinical trials, and then to license such compounds to pharmaceutical companies for further development and commercialization. We believe that by focusing our efforts on pre-clinical development and the early stages of clinical development, we can use our resources on the stages of drug research and development where we can add the greatest value.

  As of the date of this prospectus, we had nine internal pipeline programs in various stages of discovery and development. 3DP-4815, our most advanced cardiovascular compound, is an oral thrombin inhibitor presently in Phase 1 clinical trials. Our most advanced cancer compound, which also has cardiovascular utility, is an orally bioavailable urokinase inhibitor. We have recently licensed the urokinase inhibitor program to Schering AG, Germany. As illustrated below, many of our development candidates have utility across therapeutic areas.


    Molecular Target      Therapeutic Area           Indication                    Status
-----------------------------------------------------------------------------------------------
         Thrombin          Cardiovascular               Thrombosis              Phase 1 Trial
-----------------------------------------------------------------------------------------------
        Urokinase              Cancer                  Solid Tumors             Pre-clinical
       (licensed to        Cardiovascular      Restenosis, Atherosclerosis
  Schering AG, Germany)
-----------------------------------------------------------------------------------------------
    alpha\\v\\Beta\\3\\
    /alpha\\v//Beta\\5\\       Cancer                  Solid Tumors             Pre-clinical
                           Bone Disorders              Osteoporosis
                           Cardiovascular               Restenosis
-----------------------------------------------------------------------------------------------
          C1s-1             Inflammation        Lupus, Autoimmune Diseases      Pre-clinical
    (in collaboration      Cardiovascular             Bypass Surgery
      with BioCryst)          Pulmonary         Adult Respiratory Distress
                                                      Syndrome (ARDS)
-----------------------------------------------------------------------------------------------
           FXa             Cardiovascular               Thrombosis           Prototype NCE Lead
-----------------------------------------------------------------------------------------------
          PAI-1            Cardiovascular        Adjunct to tPA Therapy,     Prototype NCE Lead
                               Cancer         Prophylaxis of Cardiovascular
                                                         Disease
                                                       Solid Tumors
-----------------------------------------------------------------------------------------------
       hdm2 (mdm2)             Cancer           Adjunct to Chemotherapy &         Screening
                                                        Radiation
-----------------------------------------------------------------------------------------------
          MMP-2                Cancer                  Solid Tumor                Screening
                           Cardiovascular      Restenosis, Congestive Heart
                                                 Failure, Atherosclerosis
-----------------------------------------------------------------------------------------------
      VEGF Receptor            Cancer                  Solid Tumor                Screening

  To date, our internal program pipeline has been based on biological targets in high-value therapeutic areas that are well known in the pharmaceutical industry, and have either been recently validated and/or have proved difficult targets for the industry to develop into commercially attractive products. We believe that our discovery success to date, in particular our progress with historically difficult targets such as thrombin, PAI-1 and alpha\\v\\Beta\\3\\/ alpha\\v\\Beta\\5\\ illustrates the capabilities of our technology platform.

  The worldwide market for pharmaceuticals is expected to grow substantially given expectations of improved therapies which will arise from genomics and other scientific advances and the demographics of an aging and longer-living global population. Despite the scale of R&D operations within large pharmaceutical companies, most will continue to license a significant portion of the drugs that they eventually sell. The market for pre-clinical/early clinical candidates from our internal programs is therefore significant and is expected to continue to grow.

 Cardiovascular Disease and Cancer Discovery Programs

  Our initial cardiovascular disease focus is on the enzymes that act together to form blood clots. This focus is derived from our expertise in serine protease enzyme drug targets which are well-suited for structure-based drug design and our other DiscoverWorks capabilities. We have assembled a portfolio of molecular targets involved in such cardiovascular conditions as thrombosis, restenosis (reocclusion of blood vessels), angina and atherosclerosis, and which are also involved in the vascular remodeling (changes in blood vessel structure) and angiogenesis (the formation of blood vessels that are required to feed a growing tumor) which underlie the progression of cancer. Our principal cardiovascular targets include inhibitors of thrombin, FXa and PAI-1.

  Our anticancer efforts are aimed at inhibiting cellular processes that facilitate tumor progression and angiogenesis for a majority of cancer types, which we believe may result in broadly useful anticancer agents. These cellular processes include cell activation, growth and migration, adhesion and focal proteolysis (the enzymatic digestion of proteins to facilitate cell migration) which are involved in metastasis (the spread of tumor cells away from the original tumor), and angiogenesis. In addition, we are initiating programs that target molecules involved in cell-cycle regulation and apoptosis (cell death). Many of the agents under development are anticipated to have crossover utility in cardiovascular disease. Our principal cancer targets include urokinase, alpha\\v\\Beta\\3\\ /alpha\\v\\Beta\\5\\ proteins that regulate contact between cells (integrins), a binding protein in cancer cells called hdm2 (MDM2) and a metalloprotease called MMP-2.

 Key Cardiovascular Disease Drug Candidates

  Oral Thrombin Inhibitor: Our most advanced cardiovascular drug discovery program focuses on the development of potent, selective, and orally active inhibitors of thrombin for arterial and venous thrombosis. The only oral anticoagulant currently marketed is warfarin (Coumadin and generic versions). We have designed our compounds to work by a different mechanism of action from warfarin, which we believe will provide an enhanced safety profile without the need for monitoring.

  Following our initial work on the thrombin inhibitor program, in June 1997 we entered into a license agreement with Wyeth-Ayerst Laboratories for the further development and marketing of our small molecule thrombin inhibitors. During the following two years, we collaborated with Wyeth-Ayerst on research and development activities. On June 1, 1999, the parties agreed to terminate the agreement with all rights returning to us. We believe that the termination was influenced by Wyeth-Ayerst's shift in focus away from the cardiovascular therapeutic area.

  3DP-4815 was discovered through the close integration of structure-based drug design and DirectedDiversity combinatorial chemistry and represents a new class of orally bioavailable thrombin inhibitors. 3DP-4815 is a low molecular weight, homogenous, compound without any asymmetic center that potently and reversibly inhibits thrombin with excellent specificity. 3DP-4815 is orally bioavailable and efficacious in several animal models. We filed an Investigatory New Drug Application ("IND") with the FDA for 3DP-4815 in December 1999 and initiated Phase 1 clinical trials in January 2000. Unlike many agents, where the beneficial effect is first indicated in extensive Phase 2 trials to establish efficacy in the targeted disease, the effectiveness of agents in inhibiting blood clotting is readily measured in Phase 1 trials on healthy volunteers. To date, in Phase 1 3DP-4815 exhibits good safety and tolerability characteristics.

  Throughout the pre-clinical development phase for 3DP-4815, we have actively pursued the discovery of additional compounds in the thrombin inhibitor program, and have identified new classes of compounds that differ significantly in their chemical structures and pharmacokinetic properties from 3DP-4815. These may offer the opportunity for backups to 3DP-4815, or additional therapeutic types of oral antithrombotic agents differentiated by their pharmacokinetic and other properties.

  We are currently evaluating the possibility of licensing this compound to a pharmaceutical company for additional clinical development and commercialization, and have had discussions with several companies in this regard.

  PAI-1 Antagonist: The pharmaceutical industry in the last decade has recognized the potential commercial importance of an antagonist of a protein that induces blood clotting called plasminogen activator inhibitor-1 (PAI-1) as a drug that will reduce blood clotting, but the target has proved difficult for traditional high throughput screening and discovery efforts. PAI-1 has also been identified as an independent prognostic (predictive) factor associated with decreased long term survival for metastatic cancer, and therefore PAI-1 antagonists may be of use in treating cancer. We have discovered new antagonists of PAI-1 through screening our Probe Library using ThermoFluor, and are currently performing tests to improve the characteristics in the lead series.

 Key Cancer Disease Drug Candidates

  Urokinase Inhibitor for Cancer Therapy: Our most advanced cancer discovery program targets the inhibition of urokinase plasminogen activator (uPA or Urokinase). An inhibitor of uPA provides a new therapeutic approach to cancer treatment following surgical removal of tumors, through its ability to inhibit angiogenesis and metastasis. An expanding body of evidence supports the identification of uPA as a target for agents that control the spread and growth of cancer. In addition, uPA has been identified as a target for agents that prevent restenosis and atherosclerosis.

  Urokinase is a serine protease enzyme that is related to thrombin, but has a different site on the enzyme molecule that binds substrate (active site structure), and a different order of potency of substrates and inhibitors compared to thrombin. Our urokinase inhibitor discovery program draws substantially from the knowledge base developed in our thrombin inhibitor program. We have advanced our urokinase inhibitor program using focused libraries and structure-based drug design, and have discovered proprietary, potent, orally active, small molecule inhibitors of urokinase. Our pre-clinical lead compounds have been shown to inhibit tumor cell invasion associated with prostate cancer and melanoma, to inhibit migration of blood vessel muscle cells, without causing cells to die and to have oral bioavailability. We believe that our urokinase inhibitor has potential application as a stand alone agent or in combination with other compounds under development or currently marketed as part of a multi-drug therapy regimen.

  In May 2000, we entered into a license and research agreement with Schering AG, Germany in which Schering AG, Germany obtained, for human therapeutic uses, exclusive worldwide rights to our urokinase inhibitor compounds. Under our agreement, we will be responsible for further research and optimization of the compounds and Schering AG, Germany will be responsible for development, marketing and sales of the resulting products. During the initial two year research and development term the contract provides that we will receive payments for research funding totaling $5 million. The contract also provides that we could also receive milestone payments of up to approximately $23 million, depending on whether stipulated milestones are met, for the first product developed in a therapeutic area, and we are eligible to receive further milestones for additional therapeutic areas. After the initial research term, Schering AG, Germany may terminate the agreement at any time on 90 days' notice. In connection with the agreement, we issued 625,000 shares of our series D preferred stock to an affiliate of Schering AG, Germany for $5 million.

  Antagonists of alpha\\v\\Beta\\3\\ and alpha\\v\\Beta\\5\\ Integrins: The integrin adhesion proteins alpha\\v\\Beta\\3\\ and alpha\\v\\Beta\\5\\, which are receptors for vitronectin and osteopontin, important proteins that regulate contact between cells, are essential modulators or mediators of angiogenesis and of the adhesion of cells of the inner layer of the walls of blood vessels in tumor angiogenesis, atherosclerosis, restenosis and osteoporosis. We have applied our proprietary technology to the discovery of potent and selective small molecule antagonists of alpha\\v\\Beta\\3\\ and alpha\\v\\Beta\\5\\ and discovered several independent lead series of compounds. Our lead compounds have been shown to inhibit cellular processes that require functioning of alpha\\v\\Beta\\3\\ and alpha\\v\\Beta\\5\\ integrins, such as cell adhesion or attachment, and migration of endothelial cells which form blood vessels and cells that form smooth muscle. In addition, our lead compounds are not cytotoxic and have been shown not to kill cells.

 Other Internal Discovery Programs

  In addition to programs in cardiovascular disease and cancer, we plan to use our GPCR technology as the basis for initiation of additional programs for central nervous system and metabolic diseases.

Intellectual Property

  Protection of our intellectual property is a strategic priority for our business. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and drug candidates, operate without infringing the proprietary rights of others and prevent others from infringing on our proprietary rights is crucial to our continued success. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information. We currently rely on a combination of patents and pending patent applications, some of which we license and most of which we own, trademarks, copyrights, trade secrets, know-how and proprietary information to protect our interests in continuing to develop and commercialize our technologies and drug candidates.

  We devote significant resources to obtaining, enforcing and defending patents, as well as developing and protecting our other proprietary information. Our comprehensive patent strategy is to augment our broad proprietary portfolio by continuing to actively seek patents for our technologies and compounds. We have already obtained patents or filed patent applications on a number of our technologies and on certain of the compounds we have developed. We also have certain proprietary trade secrets and know-how that are not patentable or for which we have chosen to maintain secrecy rather than file for patent protection.

  We have taken security measures to protect our trade secrets, proprietary know-how and technologies and confidential information and continue to explore further methods of protection. We have executed confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. These agreements also provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. We also attempt to limit access to, and dissemination of, our confidential information.

  Our intellectual property estate is as follows:

 Drug Discovery Program Patents

  We have eight issued U.S. patents, two Australian patents, one New Zealand patent, and one South African patent covering our drug discovery program inventions.

  The patents cover various compounds, methods of making compounds, pharmaceutical compositions, and methods of using the compounds for inhibiting proteases and for treating particular disease states. The proteases that are inhibited include, but are not limited to, thrombin, factor Xa, urokinase, complement and other protease inhibitors, integrins and certain other targets. Disease states include cardiovascular diseases and cancer as described in the section entitled "Our Internal Drug Candidate Programs." The U.S. patents are directed to distinct families of new compounds.

  We also have 20 pending U.S. patent applications, three of which have received a notice of allowance from the U.S. patent office, and 96 pending foreign patent applications also covering compounds, methods of making compounds, pharmaceutical compositions, and methods of using the compounds for inhibiting proteases and for treating particular disease states.

  We currently do not have any issued patents for any of our lead compounds for any of our internal programs and we may be unable to obtain any issued patents for any patent applications we have filed or may file in the future for such compounds.

 DirectedDiversity Combinatorial Chemistry Process Patents

  Our DirectedDiversity technology is protected by four issued U.S. patents. Collectively, these patents provide apparatus and process patent coverage for the automated, semi-automated and/or manual computer directed selection, synthesis, testing, and refinement of compounds in chemical libraries, including the computer codes that allow implementation of this process.

  In October 1995, we were issued our first U.S. patent covering our DirectedDiversity technology. The patent covers the use of semi-automated feedback control for refining the properties of combinatorial libraries for all applications in which suitable properties can be measured (e.g., drugs, herbicides, paints, scents, solvents, advanced materials, etc.). A second U.S. patent related to our DirectedDiversity technology was issued in November 1996 covering the automatic generation of new drug leads through computer-controlled, iterative robotic synthesis and analysis of chemical libraries. Our third U.S. patent, issued in November 1997, covers additional features of our DirectedDiversity technology, including inventions related to computer software for semi-automatic and automatic generation of compounds of interest. We received our fourth U.S. patent for DirectedDiversity, covering the generation of new drug leads through computer-controlled, iterative robotic synthesis and analysis of chemical libraries, in May 1999.

  We also have two Australian patents and two Israeli patents covering our DirectedDiversity technology described above.

  Additionally, we have six pending U.S. patent applications and 18 pending foreign patent applications. In addition to our DirectedDiversity technology described above, these patent applications cover new methods for handling large multidimensional data sets. Within our DirectedDiversity technology, these methods are utilized for visualizing chemical compound similarity/dissimilarity, for lead identification, and for lead optimization. The methods for handling large multi-dimensional data sets have applications beyond our DirectedDiversity technology. Two of these pending U.S. patent applications and one of these pending foreign patent applications cover apparatuses, processes, and software inventions for quickly and efficiently searching large chemical libraries, as well as other inventions relating to data mining (searching data for relationships).

 ThermoFluor Patents

  We have two U.S. patents covering our ThermoFluor screening and protein characterization technology, process and instruments. One U.S. patent covers methods for screening compounds for binding to proteins and nucleic acids, and the other covers an instrument for implementing our patented methods for screening compounds.

  We also have ten pending U.S. patent applications and nineteen pending foreign patent applications covering this technology. The pending applications cover methods for screening for biochemical conditions that stabilize proteins and nucleic acids, methods for screening for biochemical conditions that facilitate protein crystallization, methods for screening for biochemical conditions that promote recombinant protein folding, and methods for screening for lead compounds that bind to a target receptor. The pending applications also cover "functional genomics," that include methods for screening proteins of unknown function in order to determine the function of newly discovered proteins.

  Under the terms of a settlement agreement with Anadys Pharmaceuticals, Inc. relating to an action that Anadys brought against us in the United States District Court for the District of Delaware on October 13, 1998 for our alleged infringment of two patents, we acquired a limited license to Anadys' ATLAS (Any Target Ligand Affinity Screen) assay technology and Anadys was granted a limited, license to the method claims of our ThermoFluor assay technology. Neither of these licenses is exclusive. Under this agreement, we paid Anadys $0.5 million and will make two additional payments of $0.5 million in September 2000 and March 2001. In exchange for these payments, Anadys will release us from all claims of infringement with respect to those two patents. The settlement agreement restricts us, for a period of three years, from specified activities in connection with screening drugs useful for treating "infection" (defined as relating to drugs whose principal aim is to treat or cure infectious disease in humans). As part of this settlement agreement, until March 7, 2003, we are precluded from using our ThermoFluor screening technology in the Hepatitis C Virus "infection" area as part of collaborative agreements or as part of our internal drug programs. In addition, we are precluded from using our ThermoFluor screening technology as part of more than one collaboration agreement in the area of "infection" until March 7, 2003, and such collaborative agreement must be limited to a maximum of 3 anti-viral targets. Our recent collaboration with BMS constitutes the one permitted collaboration agreement in the area of infection. The settlement with Anadys, however, does not restrict use of our ThermoFluor screening technology for our internal drug discovery efforts, or for purposes of collaborative agreements outside the area of "infection", other than the limitation with respect to Hepatitis C Virus "infection". In addition, if our use of ThermoFluor facilitates the discovery of a drug used to treat infectious disease, we are obligated to pay Anadys a royalty based on revenue from the sale of such a drug.

 GPCR Technology Estate

  We have made significant discoveries in the area of GPCR technology which are useful for drug discovery. Two patent applications concerning components of this technology have been filed and we intend to file additional patent applications for other components of this technology.

 U.S. Government Grants

  We have been awarded a number of U.S. government grants to fund a variety of internal scientific programs and undertake exploratory research. Under these grants, we retain ownership of all intellectual property and commercial rights generated during these projects, subject to a non-transferable, paid-up license to practice, for or on behalf of the United States, inventions made with federal funds. This license is not exclusive and is retained by the U.S. government as provided by applicable statutes and regulations. We have received the following award and government grants from the National Institutes of Health (Small Business Innovative Research "SBIR" grants) and the National Institute of Standards and Technology (Advanced Technology Program "ATP" award) during the past several years that have totaled approximately $4.2 million:

                                                                 Grant/Award
Grant/Award Title                                                    Date
-----------------                                               --------------
Automated Receptor Screening by Thermal Physical Assays
 (SBIR)(Phase 1)...............................................       May 1995

Crystallization and Structural Determination of G-Coupled
 Protein Receptors (ATP).......................................    August 1995

Protein Engineering a receptor antagonist (SBIR)(Phase 1)...... September 1995

Automated Receptor Screening by Thermal Physical Assays
 (SBIR)(Phase 2)............................................... September 1996

Four Helix Bundle Analog of a G-Protein Coupled Receptor
 (SBIR)(Phase 1)...............................................  February 1999

Expression of G-Protein Coupled Receptors for Structure
 Determination (SBIR)(Phase 1)................................. September 1999

Four Helix Bundle Analog of a G-Protein Coupled Receptor
 (SBIR)(Phase 2)...............................................     March 2000

  The sponsoring agencies make decisions annually on continuations of multi-year awards based on the availability of funds from the United States Congress and our satisfactory performance under each award or grant.

Government Regulation

  The U.S. FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the development, manufacture and marketing of pharmaceutical candidates. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record-keeping, approval, promotion and advertising of our drug candidates and those of our collaborative partners. Obtaining marketing approvals and later complying with ongoing statutory and regulatory requirements are costly and time-consuming. Any failure by us or our collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approvals or in complying with other requirements could adversely affect the commercialization of drug candidates and our ability to receive upfront payments, milestone payments or royalty revenues.

  The steps required before a new drug candidate for humans may be distributed commercially in the U.S. generally include:

  . conducting appropriate preclinical laboratory evaluations of the drug candidate's chemistry, formulation and stability, and preclinical studies to assess the potential safety and efficacy of the product candidate;

  . submitting the results of these evaluations and tests to the FDA, along with manufacturing information and analytical data, in an investigational new drug application (IND);

  . making the IND effective after the resolution of any safety or regulatory concerns of the FDA;

  . obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug into humans in clinical studies;

  . conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the drug candidate for the intended use, typically in the following sequential, or slightly overlapping, stages:

    Phase 1: The drug candidate is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion;

    Phase 2: The drug candidate is studied in patients to identify possible adverse effects and safety risks, to determine dosage tolerance and the optimal dosage, and to collect some efficacy data;

    Phase 3: The drug candidate is studied in an expanded patient population at multiple clinical study sites to confirm efficacy and safety at the optimized dose, by measuring a primary endpoint established at the outset of the study; and

    Phase 4: The FDA may in some circumstances require post-marketing studies to delineate additional information about a drug's risks, benefits and optimal use.

  . submitting the results of preliminary research, preclinical studies, and clinical trials as well as chemistry, manufacturing and control and labeling information on the drug candidate to the FDA in an NDA; and

  . obtaining FDA approval of the NDA prior to any commercial sale or shipment of the drug candidate.

  The steps required before a new animal drug may be distributed commercially in the U.S. are similar to the foregoing. The major differences are that additional safety issues need to be addressed if the target animal(s) will contribute or be part of human food, and the requisite clinical study requirements for animal drugs are oftentimes less expensive than that for human drugs. Also, there are no user fees for NADAs.

  Upon approval, a drug candidate may be marketed only in those dosage forms and for those indications approved in the NDA/NADA. In addition to obtaining FDA approval for each indication to be treated with each product candidate, each foreign and domestic drug candidate manufacturing establishment must register with the FDA, list its product candidates with the FDA, comply with cGMPs and permit and pass manufacturing plant inspections by the FDA. Moreover, the submission of applications for approval may require additional time to complete manufacturing stability studies. Foreign companies that manufacture drug candidates for distribution in the United States also must list their product candidates with the FDA and comply with cGMPs. They are also subject to periodic inspection by the FDA or by local authorities under agreement with the FDA. Moreover, approval of drug candidates may be delayed by certain market exclusivity and patent protections awarded to other parties concerning similar products or drug candidates.

  Any drug candidates that we or our collaborators manufacture or distribute under FDA approvals are subject to extensive continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the product candidate. Additionally, if we or our collaborators propose any modifications to a product, including changes in indication, manufacturing process, manufacturing facility or labeling, we or our collaborators may be required to submit an NDA/NADA supplement to the FDA.

  Failure to comply subjects the manufacturer to possible FDA action, such as Warning Letters, suspension of manufacturing, seizure of the product, voluntary recall or withdrawal of a product or injunctive action, as well as possible civil or criminal penalties. We currently rely on, and intend to continue to rely on, third parties to manufacture our compounds and product candidates. These third parties will be required to comply with cGMPs.

  Products manufactured in the United States for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of manufacturing and marketing. Such requirements can vary significantly from country to country. As part of our strategic relationships, our collaborators may be responsible for the foreign regulatory approval process for our product candidates, although we may be legally liable for noncompliance.

  We and our collaborators are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances used in connection with our research work. Also, the availability and levels of government or third party payor reimbursement for our products and those of our collaborators/licensees that involve our technology will have a considerable impact on our revenues and business. The availability of government and third party reimbursement for drugs is subject to ongoing debate and change. For example, the U.S. Congress is actively debating whether and how to provide prescription drug benefit to Medicare beneficiaries. Government and third party payors are continuously striving to reduce reimbursement levels for healthcare products, and these cost control initiatives may be applied to our products or those of our collaborators/licensees. Further, changes in government reimbursement are oftentimes adopted by other payors.

  The extent of government regulation which might result from future legislation or administrative action cannot be accurately predicted. As a result, the actual effect of these developments on our business is uncertain and unpredictable.

Competition

  We compete both in the markets for drug discovery technologies and services and the markets for pharmaceutical products. Our principal competitors are the internal drug discovery departments of our pharmaceutical company customers and potential customers. Many of our customers and potential customers have developed or acquired or are developing or are acquiring integrated drug discovery capabilities that use combinatorial chemistry, chemi-informatics software, structure-based drug design and high throughput screening. In addition, many of these companies have large collections of compounds that they have previously synthesized, purchased from chemical supply catalogs or obtained from other sources against which they may screen new targets.

  We also compete with biotechnology and drug discovery services companies, academic and scientific institutions, governmental agencies, and public and private research organizations. Our technology platform integrates many technologies, including combinatorial chemistry, chemi-informatics software, structure-based drug design and high-throughput screening. We face competition based on numerous factors, including size, diversity and ease of use of compound libraries, speed and cost of identifying and optimizing potential lead compounds and patent position from companies offering one or more technology components of the discovery process. Companies such as Aurora Biosciences Corporation and Evotec BioSystems AG have developed ultra-high throughput screening capabilities. In addition, several competitors, including Anadys Pharmaceuticals, Inc., Novalon Pharmaceutical Corporation and Cetek Corporation have developed alternative approaches to screening protein targets of unknown function that are competitive with our "any target" ThermoFluor technology. There are many companies that provide combinatorial chemistry services for lead generation and optimization that compete with our DiscoverWorks technologies and discovery services. Competitors such as Pharmacopeia, Inc. ArQule, Inc. and Discovery Partners, Inc. use computer methods to assist in the design of large screening libraries and synthesize them using combinatorial or parallel chemical synthesis methods, which are competitive with our DirectedDiversity technology. Competitors such as Tripos Inc. and MDL Information Systems, Inc. are computer software companies that offer chemi-informatics and other software and database services to support drug discovery, which are competitive with the software components of our DirectedDiversity chemi-informatics technology. Competitors such as Vertex Pharmaceuticals, Inc., Millenium Pharmaceuticals, Inc. and Axys Pharmaceuticals, Inc. extensively use structure-based drug design or genomics technologies integrated with combinatorial chemistry and other drug discovery technologies. These entities compete with us either on their own or in collaborations.

  While we believe that our integration of proprietary technologies for drug discovery provides us with a competitive advantage over many of our competitors, and intend to further develop our integrated "target-to-lead" technologies, we recognize that many of our competitors will seek to integrate and improve their technologies to provide discovery capabilities similar or superior to those provided by us.

  For drug candidates that we seek to license from our internal drug discovery pipeline, we face, and will continue to face, intense competition from organizations such as large pharmaceutical and biotechnology companies. Competition with any of the programs in our internal drug discovery pipeline may arise from current or future drug candidates in the same therapeutic class or other classes of therapeutic agents or other methods of preventing or reducing the incidence of disease. In addition, any drug candidate that is successfully developed may compete with existing therapies that have long histories of safe and effective use.

  Due to perceived shortcomings of available agents and the large market potential, competition to develop a safe, orally active antithrombotic agent is intense, with many discovery programs in process, including programs in clinical development by AstraZeneca PLC and BASF. In addition, we are aware of several other programs targeting additional proteins in the coagulation process which could be competitive with our thrombin inhibitor, including programs of Schering AG, Germany and AstraZeneca PLC targeting Factor Xa. In addition, we are aware of an oral heparin program of Emisphere Technologies, Inc. believed to be in Phase 2 which may also compete with our thrombin inhibitor. In addition, oral agents that effect blood platelet activation could provide competitive therapeutic approaches to oral inhibitors of the coagulation process. We are aware of such drug development programs at Merck and Co., Inc., SmithKline Beecham and Schering-Plough Corporation, among others.

  Our orally active urokinase inhibitor for the inhibition of cancer metastasis and tumor angiogenesis faces competition from a number of agents and approaches under development. We are aware of competing urokinase inhibitor programs at Abbott Laboratories, Axys Pharmaceuticals, Inc., Corvas International, Inc. and Pfizer Inc. We are also aware of programs aimed at developing compounds that are antagonists of the receptor for urokinase that could compete with our oral urokinase inhibitor. There are also a number of alternative approaches to controlling angiogenesis or metastasis including the use of a) inhibitors of matrix metalloproteases, which are protease enzymes that destroy the matrix material that binds cells together, including programs by British Biotech plc (in alliance with Schering-Plough), Bristol-Myers Squibb Company, Pharmacia Corporation and Pfizer Inc., b) inhibitors of cellular tyrosine kinases, including programs by Cephalon Inc. and Sugen Inc., and c) other therapeutic proteins or monoclonal antibodies, which are antibodies that are produced from a single cell type, that target a variety of processes in cancer cells.

  Our other research programs in small molecule drug discovery are also in highly competitive areas. Many other companies are working in these areas and they may achieve earlier or greater success than we may be able to achieve.

  Our current and anticipated future research programs and services that focus on the discovery of small molecule drugs that target GPCRs are also in a highly competitive area. Most major pharmaceutical companies have extensive drug discovery programs that target one or more GPCRs, and many biotechnology companies have developed proprietary positions for particular GPCR receptors or screening technologies. We also face competition, and anticipate accelerated competition, in the area of structural analysis of target proteins identified as a result of the sequencing of the human genome, where academic laboratories and possibly companies, either on their own or in collaboration with others, are seeking to determine the structures of drug target GPCRs, and databases of drug target GPCR structures are being created in competition with the GPCR structural and other databases we expect to develop. Recently, researchers at the University of Washington at Seattle announced that they had successfully determined the 3-D structure of bovine rhodopsin, a GPCR that is not a drug target. Data from this or other research efforts aimed at GPCRs that are not drug targets may also be used to create databases in competition with the GPCR structural databases we expect to develop.

  Most of our competitors, either alone, or together with their collaborators, have substantially greater research and development capabilities and financial, scientific, operational, marketing and sales resources than we do, as well as significantly more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. These competitors and other companies may have already developed or may in the future develop new technologies or products that compete with ours or which could render our technologies and products obsolete. In addition, our competitors may succeed in obtaining broader patent protection, receiving FDA approval for products or developing and commercializing products or technologies before us. We also compete with these organizations in recruiting and retaining qualified scientific and management personnel.

Clinical Testing Strategy

  We do not have the ability to independently conduct clinical studies and obtain regulatory approvals for our drug candidates. To the extent our collaborators do not perform these functions, we intend to rely on third party expert clinical investigators and clinical research organizations to perform these functions.

Manufacturing Strategy

  We are an early stage drug discovery company and, accordingly, do not at this stage require commercial scale manufacturing capabilities. We currently rely, and anticipate continuing to do so for the foreseeable future, on internal capabilities for synthesis of the small amounts of chemical compounds required for the discovery phases of our internal programs and external collaborations.

  Completion of any preclinical trials for our drug candidates involving large quantities of chemical compounds, or any future clinical trials and commercialization of our drug candidates by us or our collaborators, will require access to, or development of, facilities to manufacture a sufficient supply of our drug candidates. We do not have the facilities or experience to manufacture the quantities of drug candidates necessary for any such trials or commercial purposes on our own and do not intend to develop or acquire facilities for the manufacture of such quantities of drug candidates in the foreseeable future. We currently intend, instead, to rely on third-party contract manufacturers.

  In addition, because we intend to license drug candidates for further development and commercialization, once a drug candidate is licensed, we must rely on our collaborators' ability to manufacture, or have manufactured, the quantities necessary for further development and commercialization of these drug candidates.

Marketing and Sales

  We market and sell our DiscoverWorks drug discovery services and technologies, and license drug candidates from our internal drug discovery programs, through a direct marketing effort to potential customers in the pharmaceutical, agrochemical, and biotechnology industries. Since we are an early-stage company, we do not have an established sales and marketing effort, but have solicited our collaborative partners primarily through the efforts of our management team. We also make presentations at trade shows and have an internet web site that describes our products and services.

  We currently have no sales, marketing or distribution capabilities to commercialize our drug candidates. In order to commercialize any of our drug candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. We intend to rely for the foreseeable future on collaborations with licensees of our compounds to market any of our drug candidates which receive regulatory approvals in the future.

Employees

  As of June 30, 2000, we had 93 full-time employees, 48 of whom hold Ph.D. degrees. Of these employees, 77 were engaged in research and development and 16 were engaged in business development, finance and general administration. Our scientific staff includes: 18 molecular and cell biologists, 14 structural biologists, biophysicists and enzymologists, 33 chemists and 12 computer scientists and engineers. Many of our employees have extensive experience in drug discovery at major pharmaceutical companies. None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages, consider our employee relations to be good and believe that we enjoy a strong corporate culture, built on cooperation among our various departments, which we view as a key element in our interdisciplinary approach to research.

Facilities

  Our executive offices and research and development facility are located in Exton, Pennsylvania. We lease approximately 30,000 square feet of space. Our facility is leased through June 2008. To meet our expected growth needs we are also negotiating for additional space for luse in expansion of our research capabilities.

Legal Proceedings

  We are not currently a party to any material legal proceedings.

Center Gatefold

The gatefold consists of four pages.

The first page contains (under the 3-Dimensional Pharmaceuticals logo) four illustrations. In the center of the page is a large illustration of a double-strand of DNA coding for a target protein with an accompanying caption reading:
"We discover and optimize drug candidates through employment of our DiscoverWorks technologies. We believe our DiscoverWorks technologies produce compounds that can be developed into drugs in a more timely and cost effective manner, and with a higher probability of success, than is currently achieved using more conventional methods. Our DiscoverWorks technologies have application to our target markets--the pharmaceutical, veterinary and agrochemical industries--and to drug discovery projects which we are developing internally."

The second and third pages of the gatefold constitute a unit entitled "The DiscoverWorks Lead Generation Process." This two-page unit includes nine small illustrations, arranged in a circle, each with an accompanying caption. The nine illustrations, counter-clockwise from the upper left-hand corner, are as follows:

First illustration: illustration of the 3-D molecular structure of a protein target, with an accompanying caption reading:
"3-D Protein Structure
We are able to determine the 3-D structure of a target protein to visualize how compounds bind to the target, and to aid in the design of our compound library."

Second illustration: illustration of stackable plates containing an inventory of compounds, with an accompanying caption reading:
"Compound Library
Our Library contains over 200,000 compounds selected for chemical diversity."

Third illustration: illustration of a double strand of DNA coding for a target protein, with an accompanying caption reading:
"Target Protein Production
Our technology allows rapid production of large amounts of target proteins."

Fourth illustration: illustration of an automated ThermoFluor high-throughput screening station, with an accompanying caption reading:
"High-Throughput Screening
Our ThermoFluor high-throughput screening process measures the binding affinity of a large number of compounds to a target protein."

Fifth illustration: illustration of a computer visualizing and analyzing data, with an accompanying caption reading:
"Data Analysis
Our DirectedDiversity software allows us to comprehensively analyze the properties of a compound which demonstrate binding affinity to a target protein."

Sixth illustration: illustration of a chemical compound in a gelatin capsule, with an accompanying caption reading:
"Drug Candidates
We are able to generate a drug candidate suitable for testing in living organisms in 7-10 months, through repeated cycles of testing, data analysis and synthesis."

Seventh illustration: illustration of several chemical compounds bound to a target protein, with an accompanying caption reading:
"Structure-Based Library Optimization
Using 3-D structures of compounds bound to the target protein we introduce rational design into the automated synthesis of new compounds with improved properties."

Eighth illustration: illustration of a computer screen showing molecular structures selected using our proprietary software, with an accompanying caption reading:
"Synthetically Accessible Compounds
Based on our data analysis, we can select and synthesize new compounds with improved properties from our database of approximately 2.5 billion analogs of the compounds in our library."

Ninth illustration: illustration of an automated chemical synthesizer, with an accompanying caption reading:
"Automated Synthesis of Compounds
We utilize a broad range of automated technologies to synthesize new compounds."

The fourth page of the gatefold is entitled: "Innovative Target Structure Analysis and Drug Design". This page consists of two large illustrations placed diagonally from the top left hand side of the page to the bottom right hand side of the page. The first illustration depicts a protein crystal. The second illustration depicts a 3-D protein structure. In the lower left hand side of the page is set forth the following three paragraphs of text:

"We measure the way a crystal of the target protein scatters x-rays in order to determine the protein's 3-D structure. Knowledge of the 3-D structure facilitates rational design of drugs."

"Recently, we produced high quality crystals which we believe will enable us to determine experimentally the first 3-D structure of a drug target G-protein coupled receptor (GPCR). GPCRs are an important class of target proteins that exist on the surface membrane of cells."

"Until now, drug design based on the actual structure of GPCRs has not been possible. We intend to develop an extensive GPCR 3-D structural database to support drug discovery."

                                   MANAGEMENT

Executive Officers and Directors

  The following table contains information about our directors and executive officers:

Name                      Age Position
----                      --- --------
David C. U'Prichard,
 Ph.D...................   52 Chief Executive Officer, Director
F. Raymond Salemme,
 Ph.D...................   55 President and Chief Scientific Officer, Director
Graham R. Brazier.......   39 Senior Vice President, Corporate Development*
Michael J. Wassil.......   49 Vice President and Chief Financial Officer
Roger F. Bone, Ph.D.....   42 Vice President, Biochemistry
David G. Fehr...........   54 Vice President, Technology Operations
Scott M. Horvitz........   41 Vice President, Finance and Administration, Secretary, Treasurer
Richard M. Soll, Ph.D...   44 Vice President, Chemistry
Paul M. K. Weiss,
 Ph.D...................   42 Vice President, Technology and Product Licensing
Kevin M. Mullin.........   38 Vice President, Human Resources
Stephen Bunting, Ph.D...   47 Director
Bernard Canavan,
 M.D.(2)................   64 Director
James H. Cavanaugh,
 Ph.D.(1)...............   63 Chairman of the Board of Directors
Zola P. Horovitz,
 Ph.D.(1)(2)............   65 Director
David R. King(2)........   50 Director
Joshua Ruch(1)..........   50 Director
Harold R. Werner........   52 Director

--------
(1) Member of compensation committee.
(2) Member of audit committee.

* Mr. Brazier is presently Vice President and Director, Worldwide Business Development, at SmithKline Beecham. He has become a consultant with our Company on August 1, 2000, and has agreed to become our Senior Vice President, Corporate Development, following the merger between SmithKline Beecham and Glaxo Wellcome.

  Dr. David C. U'Prichard joined us in September 1999 as our CEO. Most recently, Dr. U'Prichard served as President of Research and Development at SmithKline Beecham. While at SmithKline Beecham, Dr. U'Prichard oversaw the entry of approximately ten compounds into global development, the international registration of the diabetes drug Avandia and the entry of four compounds into Phase III trials and six compounds into early clinical trials; additionally, he instituted several major restructuring efforts at the company. Prior to SmithKline Beecham, he worked for ICI/Zeneca from 1986 to 1997. Dr. U'Prichard was also instrumental in the launch of Nova Pharmaceuticals in 1983, following an academic career as the Associate Professor of Pharmacology and Neurobiology at Northwestern University Medical School (1978-83), and his postdoctoral fellowship at Johns Hopkins University (1975-78). Dr. U'Prichard received his Ph.D. in Pharmacology from the University of Kansas, and his B.S. in Pharmacology with first-class honors from the University of Glasgow, Scotland. He has held academic appointments at Northwestern University, Johns Hopkins University and the University of Pennsylvania and has an honorary professorship at the University of Glasgow. He is also an author of more than 100 primary and review publications and was a founding co-editor of Molecular Neurobiology, co-editor of Epinephrine in the Central Nervous System and has served as a member of various editorial boards.

  Dr. F. Raymond Salemme founded our company in 1993 and currently serves as President and Chief Scientific Officer. Prior to founding 3DP, Dr. Salemme held research management positions at various pharmaceutical companies including:
Senior Director, Biophysics and Computational Chemistry at Sterling Winthrop; Research Leader, Protein Structure Group for DuPont Merck Pharmaceuticals, Inc.; and Research Leader, Protein Structure Group at DuPont Company. In 1983, Dr. Salemme founded the Genex Protein Engineering Division, among the first industrial groups to use three-dimensional structural tools as the basis for engineering proteins. From 1973 to 1983, Dr. Salemme was Professor of Biochemistry at the University of Arizona. Dr. Salemme received a B.A. in Molecular Biophysics from Yale University and a Ph.D. in Chemistry from the University of California, San Diego, specializing in protein X-ray crystallography. Dr. Salemme is a member of numerous professional societies, and serves on several national and international scientific review committees and journal editorial boards. Dr. Salemme has authored over 75 scientific publications and patents in the areas of structural biology, biomaterials, computer modeling of proteins and structure-based drug design. Dr. Salemme is a co-inventor of our DirectedDiversity chemi-informatics process control technology and our ThermoFluor assay technology.

  Mr. Graham R. Brazier who is presently Vice President and Director, Worldwide Business Development, at SmithKline Beecham Pharmaceuticals, became a consultant with our Company on August 1, 2000, and has agreed to become our Senior Vice President, Corporate Development, following the merger between SmithKline Beecham and Glaxo Wellcome. Mr. Brazier was Director, Worldwide Business Development at SmithKline Beecham between 1993 and 1998, and has held his present position since 1998.

  Mr. Michael J. Wassil joined us in September 1997 as Vice President and Chief Financial Officer. Prior thereto, from 1995 to 1997, Mr. Wassil was President and founder of Med Tech Advisers, Inc. From 1983 to 1994, Mr. Wassil held various positions at Interspec, Inc. (ISPC). Since 1987, Mr. Wassil served as Executive Vice President, Chief Financial Officer and Secretary. In 1993 he also became General Manager of Interspec's international operations. In 1994, Interspec, Inc. was acquired by Advanced Technology Laboratories Inc. (ATLI) at which point Mr. Wassil became Vice President and Chief Financial Officer of ATL--Interspec. From 1978 to 1983, Mr. Wassil held several financial and operating positions at Rorer Group Inc. Mr. Wassil began his career in 1972 with Price Waterhouse. A Certified Public Accountant, Mr. Wassil received his B.S. in Finance from King's College. He is also a Director of Telefactor Corporation and the Eastern Technology Council.

  Dr. Roger F. Bone joined us in 1993 and currently serves as Vice President, Biochemistry. Prior thereto, Dr. Bone held several research positions at Merck and Company from 1990 to 1993, and conducted his postdoctoral fellowship at the University of California from 1985 to 1989. Dr. Bone received his Ph.D. in Biochemistry from the University of North Carolina and his B.S. in Chemistry from Purdue University.

  Mr. David G. Fehr joined us in January 1998 as Vice President, Technology Operations. Mr. Fehr previously served from 1987 to 1993 as Vice President, Development and Manager of Systems Integration at Bell & Howell Publication Systems Company. Prior thereto, Mr. Fehr was Manager, Analytical Systems Development at BF Goodrich Company. Mr. Fehr received his B.S. degree in Physics, his M.S. in Industrial Administration from Carnegie-Mellon University, and his M.S. in Physics from the University of California, San Diego.

  Mr. Scott M. Horvitz has served as Vice President, Finance and Administration and as our Corporate Secretary and Treasurer since our inception. From 1991 to 1993, Mr. Horvitz held various positions at Magainin Pharmaceuticals Inc. and most recently served as Executive Director, Finance and Human Resources. From 1983 to 1991, Mr. Horvitz was with the firm of Richard A. Eisner and Company, LLP, Certified Public Accountants, where he most recently served as a Senior Audit Manager specializing in venture-financed, technology start-up companies. Mr. Horvitz holds a B.S. in Accounting from the State University of New York at Albany and is a Certified Public Accountant.

  Dr. Richard M. Soll joined us in 1994 and currently serves as Vice President, Chemistry. From 1983 to 1994, Dr. Soll held various positions at Wyeth-Ayerst Research and Ayerst Laboratories, most recently serving as a Principal Scientist, Medicinal Chemistry. Dr. Soll conducted his postdoctoral fellowship at Harvard University, and he received his Ph.D. in synthetic organic chemistry from Dartmouth College and his B.S. in chemistry from the University of Massachusetts.

  Dr. Paul M. K. Weiss joined us in December 1997 and currently serves as Vice President, Technology and Product Licensing. From 1993 to 1997, Dr. Weiss held various positions at American Home Products Corporation and Wyeth-Ayerst Laboratories, including Director-Licensing, Director-Business Development and Research, and Manager-Business Development. Prior thereto, Dr. Weiss was employed by Columbia Research Laboratories as International Director of Product Development and R&D Coordinator. Dr. Weiss received his Ph.D. in Biochemistry and his M.B.A. from the University of Wisconsin Madison, and his B.S. in Biochemistry from Carleton University Institute of Biochemistry in Ottawa, Ontario.

  Mr. Kevin M. Mullin joined us in June 2000 as Vice President, Human Resources. From 1999 to June 2000, Mr. Mullin was Vice President, Global Human Resources at PR Newswire. From 1997 to 1999, Mr. Mullin served as Executive Director, Strategic Planning at Covance, Inc. From 1991 to 1997, Mr. Mullin was Director, Human Resources and Operations, Merck Vaccine Business at Merck & Co., Inc. Prior thereto, Mr. Mullin served as Vice President, Human Resources & Community Relations at Taylor Health System and was Director, Management Consulting Services at Coopers & Lybrand. Mr. Mullin earned his M.S. in Human Resources Management from Villanova University and his B.A. in Business and Economics from Princeton University.

  Dr. Stephen Bunting joined us as a director in November 1997. Dr. Bunting has been a director of Abingworth Management Limited in London, UK since March 1987 and has been in the venture capital business for over 17 years during which he has been involved in over 50 investments in the biotechology and medical area. He has served on the boards of many life science companies including Aurora Biosciences, Cantab Pharmaceuticals (UK), Devgen (Belgium), Genetic Therapy and Hexagen (UK).

  Dr. Bernard Canavan joined us as a director in March 1997. Dr. Canavan recently retired from American Home Products Corporation where he held the position of President and Chief Operating Officer. Dr. Canavan started his pharmaceutical career with Wyeth Limited Canada in 1969 as Medical Director. He left Wyeth Canada in 1975 as President. He then joined Wyeth International Ltd. as Executive Assistant to the President and in 1980 became President of Wyeth International. In 1984 he took over as President of Wyeth Laboratories in charge of Pharmaceutical Operations. From 1990 to 1994 he was President and COO of American Home Products Corporation. Dr. Canavan is on the board of the following companies: Magainin Pharmaceuticals, and Shire Pharmaceuticals Group Plc.

  Dr. James H. Cavanaugh joined us as a director in May 1996 and has served as our Chairman since August 1998. Dr. Cavanaugh is the President of HealthCare Ventures LLC. Prior to HealthCare Ventures, he was President of SmithKline & French Laboratories--U.S., the pharmaceutical division of SmithKline Beecham Corporation. Previously, he served as President of SmithKline's clinical laboratory business and as President of Allergan International. Prior to his industry experience, Dr. Cavanaugh served as Staff Assistant to President Nixon for Health Affairs and as Deputy Director of the Domestic Council. Under President Ford, he was appointed Deputy Assistant to the President for Domestic Affairs and Deputy Chief of the White House Staff. Before then, he served as Deputy Assistant Secretary for Health and Scientific Affairs in the U.S. Department of Health, Education and Welfare, and as Special Assistant to the Surgeon General of the U.S. Public Health Service. He was a Special Consultant to President Reagan and served as a member of the President's Export Council. Preceding his government service, Dr. Cavanaugh was a member of the faculty of the Graduate College and the College of Medicine at the University of Iowa, where he received his Master's and Doctorate degrees. Dr. Cavanaugh currently serves on the Boards of Trustees of the National Committee for Quality Health Care (Chairman, 1988) and The National Center for Genome Resources, and as Trustee Emeritus of the California College of Medicine. He has served on the Board of Directors of the Pharmaceutical Research and Manufacturers Association, Unihealth America, and the Proprietary Association. He was a Founding Director of the Marine National Bank in Santa Ana, California. Dr. Cavanaugh serves on the Board of the following companies: Diversa Corporation, MedImmune Inc. and Shire Pharmaceuticals Group Plc.

  Dr. Zola P. Horovitz joined us as a director in September 1996. Dr. Horovitz recently retired from Bristol-Myers Squibb, last serving as Vice President of Business Development and Planning. Previously, he spent 31 years with The Squibb Institute for Medical Research in Princeton, New Jersey, last serving as Vice President of Research Planning & Scientific Liaison. Dr. Horovitz recently served as Commissioner of the New Jersey Cancer Research Commission. He has been an active member of many industry organizations, including the American Society for Pharmacology & Experimental Therapies, British Pharmacological Society, American Pharmaceutical Association, International Society of Biochemical Pharmacology, and the New York Academy of Sciences, among others. Additionally, he is a Fellow of the New Jersey Academy of Sciences, American Foundation for Pharmaceutical Education, Academy of Pharmaceutical Sciences, and the American Association for the Advancement of Science. Dr. Horovitz earned a B.S. in Pharmacy and an M.S. and Ph.D. in Pharmacology from the University of Pittsburgh. He is a registered pharmacist in the state of Pennsylvania and has published more than 90 books, articles and abstracts in the areas of pharmacology and drug research and development. Dr. Horovitz serves on the Board of the following companies:
BioCryst Pharmaceuticals, Inc., Diacrin, Inc., Magainin Pharmaceuticals Inc., Avigen, Inc., Clinicor, Inc., Synaptic Pharmaceuticals Corporation, Shire Pharmaceuticals Group Plc and HeavenlyDoor.Com.

  Mr. David R. King joined us as a director in April 2000. Since 1981, Mr. King has been a partner in the Business and Finance Section of the law firm of Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Mr. King's practice focuses on biotechnology and emerging growth companies and he has extensive experience in corporate and securities law matters. Mr. King recently announced his intention to resign from the firm to become Chief Executive Officer of Principia Pharmaceuticals Corporation, a privately held biotechnology company that is developing technology to improve the performance of protein and peptide drugs. Mr. King serves on the Board of Cephalon, Inc. He is a graduate of the University of Pennsylvania and Harvard Law School.

  Mr. Joshua Ruch joined us as a director in March 1997. Mr. Ruch is Chairman and Chief Executive Officer of Rho Management Company, Inc., an investment advisory firm. Mr. Ruch has been employed by Rho Management Company in various capacities since its inception in 1981. Mr. Ruch holds an M.B.A. from the Harvard Graduate School of Business Administration.

  Mr. Harold R. Werner joined us as a director at our inception. Mr. Werner is a Managing Director of HealthCare Ventures LLC. Mr. Werner has over twenty-five years of experience in planning, development and financing of health care technology. Prior to the founding of the HealthCare Ventures family of funds in 1985, Mr. Werner served as Director of New Ventures for Johnson & Johnson Development Corporation, responsible for corporate venture capital and strategic planning activities. These responsibilities included outside investments and licenses for Johnson & Johnson in biotechnology, pharmaceuticals, vision care, diagnostics and other high-technology areas of health care. Previously, he was Senior Vice President of Robert S. First, Inc., and was responsible for managing its European and, later, U.S. health care management consulting business. Mr. Werner received his B.S. (high honors) and M.S. degrees in engineering from Princeton University and an M.B.A. from the Harvard Graduate School of Business Administration.

Board Of Directors

  Upon or prior to the closing of this offering, our board of directors will be divided into the following three classes, with the members of the respective classes serving for staggered three-year terms:

  . Class 1 directors, whose terms expire at the annual meeting of stockholders to be held in 2001;

  . Class 2 directors, whose terms expire at the annual meeting of stockholders to be held in 2002; and

  . Class 3 directors, whose terms expire at the annual meeting of stockholders to be held in 2003.

  Dr. Bunting, Dr. Horovitz and Mr. Werner will be our Class 1 directors, Dr. Salemme, Dr. Canavan and Mr. Ruch will be our Class 2 directors, and Dr. U'Prichard, Dr. Cavanaugh and Mr. King will be our Class 3 directors. At each annual meeting of stockholders following this offering, our stockholders will elect the successors to directors whose terms have expired to serve from the time of election and qualification until the third annual meeting following election.

  All directors were nominated and elected as directors by the holders of our common and preferred stock as provided in provisions of our certificate of incorporation, our bylaws and our current stockholders agreement. These provisions of our stockholders agreement will terminate upon the completion of this offering. Each of the individuals will remain as a director until resignation or until the stockholders elect their replacements as provided in our certificate of incorporation.

  Our executive officers are appointed by the board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our executive officers or directors.

Audit Committee

  We have established an audit committee. Our audit committee consists of three independent directors. Our audit committee is responsible for reviewing with management our financial controls and accounting and reporting activities. In addition, our audit committee is also responsible for reviewing the qualifications of our independent auditors, making recommendations to the board of directors regarding the scope, fees and results of any audit and reviewing any non-audit services and related fees. David R. King, one of our directors and a current member of the audit committee, is a partner at Morgan, Lewis & Bockius LLP, a law firm which has provided legal services for us in each of our last three fiscal years.

Compensation Committee and Compensation Committee Interlocks and Insider Participation

  We have established a compensation committee. Our compensation committee is responsible for the evaluation, approval and administration of all salary, incentive compensation, benefit plans and other forms of compensation for our officers, directors and other employees, including bonuses and options granted under our Equity Compensation Plan. None of the Compensation Committee members has served as an officer or employee of us or our subsidiary.

  For information on recent purchases of our capital stock by the members of our compensation committee or their respective affiliates, see the description under "Certain Relationships and Related Transactions" included in this prospectus.

Director Compensation

  Drs. Canavan and Horovitz and Mr. King each receive $10,000 per year as consideration for their services as directors. Drs. Canavan and Horovitz are entitled to receive consulting fees of $1,500 per day of additional service, although no such consulting services have been rendered to date. Additionally, Drs. Canavan and Horovitz each have received grants of options to purchase 17,857 shares of our common stock under our equity compensation plan in connection with their service as directors. Mr. King received a restricted stock grant in connection with his service as a director of 7,143 shares of common stock for an aggregate purchase price of $45,000. All of the option grants and restricted stock grants for our directors vest in equal annual installments over a period of four years. Our non-employee directors are reimbursed for expenses in connection with attendance at board and committee meetings.

Scientific Advisory Board

  In addition to our in-house scientific resources, we have assembled a Scientific Advisory Board of eight members with expertise in the areas of protein structure-function relationships, computer-aided drug design, protein modeling, intracellular signaling and molecular regulation of the immune system. The Scientific Advisory Board meets as a group two to three times a year to review our research, development and clinical activities. We also consult with our scientific advisors throughout the year. Each member of the Scientific Advisory Board has an individual consulting agreement under which he is compensated by cash and/or by options to purchase shares of our common stock. These consulting agreements also provide for confidentiality, assignment of inventions and certain noncompetition provisions. None of our scientific advisors is employed by us, and they may have commitments to, or consulting or advisory contracts with, their employers or other entities that may conflict or compete with their obligations to us. Our scientific advisors include:

 Name                                Title/Affiliation
 ----                                -----------------
 Don C. Wiley, Ph.D, Chairman......  John L. Loeb Professor of Biochemistry and
                                     Biophysics at Harvard University

 Stephen J. Benkovic, Ph.D.........  Evan Pugh Professor and Eberly Chair in
                                     Chemistry, The Pennsylvania State
                                     University

 Jeremy M. Berg, Ph.D..............  Professor and Director of the Department
                                     of Biophysics and Biophysical Chemistry at
                                     the Johns Hopkins University School of
                                     Medicine

 Dale L. Boger, Ph.D...............  Richard and Alice Cramer Professor of
                                     Chemistry, The Scripps Research Institute

 Ralph F. Hirschmann, Ph.D. .......  Makineni Professor of Bioorganic
                                     Chemistry, University of Pennsylvania

 Michael Levitt, Ph.D..............  Chairman, Department of Structural Biology
                                     at Stanford University

 Victor J. Marder, M.D.............  Director of the Vascular Medicine Program
                                     at Orthopaedic Hospital/UCLA

 Clarence E. Schutt, Ph.D..........  Professor of Chemistry at Princeton
                                     University

Executive Compensation

  The following table contains the compensation awarded or paid, or earned or accrued for services rendered to us, in all capacities during the fiscal year ended December 31, 1999 by our Chief Executive Officer and the four other most highly compensated officers whose total salary and bonus exceeded $100,000 in fiscal 1999. As provided in SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees and perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the officers' total salary and bonus disclosed in this table. We refer to these officers as our named executive officers in other parts of this prospectus.

                           Summary Compensation Table

                                                                    Long-Term
                                                                   Compensation
                                                                   ------------
                                                  Annual            Number of
                                               Compensation         Securities
                                     Fiscal --------------------    Underlying
Name and Principal Position           Year  Salary($)   Bonus($)     Options
---------------------------          ------ ---------   --------   ------------
David C. U'Prichard, Ph.D...........  1999    92,330(1)   36,932     737,143
 Chief Executive Officer
F. Raymond Salemme, Ph.D............  1999   245,549     95,723(2)    10,204
 President and Chief Scientific
 Officer
Michael J. Wassil...................  1999   166,005     55,405(3)     7,398
 Vice President and Chief Financial
 Officer
Scott M. Horvitz....................  1999   150,491     40,097(4)     7,015
 Vice President, Finance and
 Administration
Roger F. Bone, Ph.D.................  1999   146,475     32,957        5,612
 Vice President, Biochemistry

--------
(1) Dr. U'Prichard's employment with us began on September 20, 1999.
(2) Includes loan forgiveness of $29,565 and year end bonus of $66,158.
(3) Includes loan forgiveness of $22,204 and year end bonus of $33,201.
(4) Includes loan forgiveness of $6,261 and year end bonus of $33,836.

                               1999 Option Grants

  The following table contains information concerning stock options granted to our named executive officers during the fiscal year ended December 31, 1999.

                                      Individual Grants
                         --------------------------------------------
                                                                      Potential Realizable
                                                                        Value at Assumed
                                                                              Rates
                         Number of  Percentage of                        of Stock Price
                         Securities Total Options Exercise              Appreciation for
                         Underlying  Granted to    Price                   Option Term
                          Options   Employees in    (per   Expiration ---------------------
Name                      Granted    Fiscal Year   share)     Date        5%        10%
----                     ---------- ------------- -------- ---------- ---------- ----------
David C. U'Prichard,
 Ph.D...................  136,054       15.37      $2.94    09/17/09  $2,702,654 $4,540,457
                          478,231       54.03       2.94    09/17/09   9,499,840 15,959,728
                          122,857       13.88       7.28    09/17/09   1,907,299  3,566,837
F. Raymond Salemme,
 Ph.D...................   10,204        1.15       2.94    04/09/09     202,696    340,530
Michael J. Wassil.......    7,398         .84       2.94    04/09/09     146,955    246,884
Scott M. Horvitz........    7,015         .79       2.94    04/09/09     139,357    234,119
Roger F. Bone, Ph.D.....    5,612         .63       2.94    04/09/09     111,483    187,291

                Aggregated Option Exercises In Last Fiscal Year
                       And Fiscal Year-End Option Values

  The following table contains information concerning year end option values for the 1999 fiscal year for the executive officers named in the Summary Compensation Table above. The value of unexercised in-the-money options is calculated based on a value equal to an assumed initial public offering price of $14.00 per share.

                           Number of Securities
                          Underlying Unexercised   Value of Unexercised in-
                                Options at           the-Money Options at
                             December 31, 1999         December 31, 1999
                         ------------------------- -------------------------
Name                     Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------- ----------- -------------
David U'Prichard,
 Ph.D. .................       --       737,142(1) $      --    $7,619,600
F. Raymond Salemme,
 Ph.D...................   126,786      128,508     1,427,969    1,471,668
Michael J. Wassil.......    36,112       44,304       404,397      495,001
Scott M. Horvitz........    15,495       14,623       204,868      170,725
Roger F. Bone, Ph.D.....    15,874       36,556       202,492      453,770

--------
(1) Under Dr. U'Prichard's offer letter with us, which permitted early exercise of the above options prior to vesting for a period of six months following the date of grant, Dr. U'Prichard exercised 176,871 options in March 2000. The shares Dr. U'Prichard acquired through exercise are subject to restrictions which lapse over the same period as the predecessor stock options would have vested.

                               2000 Option Grants

  The following table contains information concerning stock options granted to our named executive officers in the year 2000 as of June 30, 2000.

                                        Individual Grants
                         -----------------------------------------------
                                                                             Potential
                                                                         Realizable Value
                                                                            at Assumed
                                                                             Rates of
                         Number of  Percentage of                           Stock Price
                         Securities Total Options                        Appreciation for
                         Underlying  Granted to    Exercise                 Option Term
                          Options   Employees in     Price    Expiration -----------------
Name                      Granted    Fiscal Year  (per share)    Date       5%      10%
----                     ---------- ------------- ----------- ---------- -------- --------
David C. U'Prichard,
 Ph.D. .................   13,393       3.52%        $6.30     03/31/10  $221,043 $401,952
F. Raymond Salemme,
 Ph.D. .................   22,321       5.86%        $6.30     03/31/10   368,405  669,920
Michael J. Wassil.......    4,643       1.22%        $6.30     03/31/10    76,628  139,343
Scott M. Horvitz........   15,000       3.94%        $6.30     03/31/10   247,568  450,186
Roger F. Bone, Ph.D.....   16,429       4.31%        $6.30     03/31/10   271,146  493,061

  The figures in the two tables above represent options granted under our Equity Compensation Plan. We granted options to purchase 885,204 shares of our common stock in 1999 and as of June 30, 2000 have granted options to purchase 380,893 shares of our common stock in 2000. All options were granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant as determined by our board of directors.

  In determining the fair value of our common stock, the Board has sought to value the common stock based on its knowledge of our business such as our financial position, the stage of our business development activities, the availability to us of capital, our competitive environment, technical and operational risks and the terms of issuances of preferred stock.

  The potential realizable value of our options is calculated based on the ten-year term of the option at the time of grant. The 5% and 10% assumed rates of appreciation are mandated by the rules promulgated by the

Securities and Exchange Commission and do not represent our estimate or projection of our future stock price. The potential realizable values at 5% and 10% appreciation are calculated by:

  . multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $14.00 per share;

  . assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

  . subtracting from that result the aggregate option exercise price.

The gains shown do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual value realized may be greater or less than the potential realizable value set forth in the above tables.

  The options granted to our employees typically vest in 25% increments on each of the four annual anniversaries of the date of grant. The options granted to our consultants generally vest in 33% increments on each of the three annual anniversaries of the date of the grant or under specified performance goals over a ten-year term. Options granted to the persons listed above expire 10 years from the grant date.

  We have never granted stock appreciation rights.

Equity Compensation Plans

 Equity Compensation Plan

  We maintain the Equity Compensation Plan, approved by our board of directors and our stockholders. The Equity Compensation Plan provides for the grant of incentive stock options, nonqualified stock options, and restricted stock grants to our officers, employees, non-employee directors, members of the Scientific Advisory Board, and independent contractors and consultants who perform services for us. As of June 30, 2000, 2,112,405 shares are issuable upon the exercise of options outstanding under the plan and 970,865 shares have been issued under the Equity Compensation Plan, including 252,317 shares subject to repurchase. We will not make any additional grants under the Equity Compensation Plan after the closing of this offering.

 2000 Equity Compensation Plan

  We also will maintain the 2000 Equity Compensation Plan, which is to be approved by our board of directors and our stockholders, and to become effective upon to the closing of this offering. The 2000 Plan provides for grants of incentive stock options, nonqualified stock options, stock awards, and performance units to our employees, non-employee directors, advisors and consultants (including members of our Scientific Advisory Board).

  General. The 2000 Plan authorizes up to 2,200,000 shares of our common stock for issuance under the terms of the 2000 Plan. The maximum number of shares for which any individual may receive grants in any calendar year is 700,000 shares. If options granted under the 2000 Plan terminate, expire, or are canceled, forfeited, exchanged or surrendered for any reason without being exercised, or if stock awards or performance units are forfeited, the shares of common stock underlying the grants will again be available for purposes of the 2000 Plan. No options, stock awards or performance units have been granted under the 2000 Plan.

  Administration of the 2000 Plan. The compensation committee of the board of directors administers and makes grants under the 2000 Plan.

  Grants. Grants under the 2000 Plan may consist of:

  . incentive stock options

  . nonqualified stock options

  . stock awards

  . performance units

  Eligibility for Participation. Grants may be made to any of our employees, members of our board of directors, and consultants and advisors who perform services for us (including members of our Scientific Advisory Board).

  Options. The exercise price of options will be determined by the compensation committee, and may be equal to or greater than the fair market value of our stock on the date the option is granted.

  Grantees may pay the exercise price of options:

  . in cash

  . with the approval of the compensation committee, by delivering shares of our stock owned by the grantee and having a fair market value on the date of exercise equal to the exercise price of the option

  . by payment through a broker

  . by such other method as the compensation committee may approve

  Options will become exercisable according to the terms determined by the compensation committee and specified in the grant instrument. The compensation committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

  The compensation committee will determine the term of each option, up to a maximum ten-year term. The term of an incentive stock option granted to an employee who owns more than 10% of the total voting power of our stock may not exceed five years from the date of grant.

  Stock Awards. The compensation committee may issue shares of stock that are subject to restrictions or no restrictions. If a grantee's employment or service terminates during the restriction period or if any other conditions are not met, the stock awards will terminate as to all shares on which restrictions are still applicable, and the shares must be immediately returned to us, unless the compensation committee determines otherwise.

  Performance Units. The compensation committee may make grants of performance units to participants. The compensation committee will determine the terms and conditions for performance units. Performance units may be payable in cash or in shares of our stock, or a combination of the two, provided that the cash portion may not exceed 50% of the amount to be distributed at the end of the performance period. The measure of a performance unit will be equal to the fair market value of a share of our stock.

  Performance-Based Compensation. The compensation committee may grant performance units and stock awards that are intended to be "performance-based compensation" under section 162(m) of the Internal Revenue Code. In that event, the compensation committee will establish in writing the objective performance goals that must be met and other conditions of the grant at or soon after the beginning of the performance period. The performance goals may relate to the employee's business unit or to our performance as a whole, or any combination of the two. The compensation committee will use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, net earnings, operating earnings, return on assets, shareholder return, return on equity, growth in assets, unit volume, sales, market share, scientific goals, pre-clinical or clinical goals, regulatory approvals, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets, goals relating to acquisitions or divestitures, or strategic partnerships.

  After the announcement of our financial results for a performance period, the compensation committee will certify and announce the results for the performance period. The compensation committee may provide for payment of grants in the event of death or disability of a grantee, or under other circumstances. With respect to stock awards and performance units granted as "performance-based compensation," not more than 700,000 shares of our stock may be granted to an employee for any year in a performance period.

  Deferrals. The compensation committee may allow grantees to defer the receipt of cash or shares that would otherwise be payable under the 2000 Plan.

  Certain Corporate Changes. If all or substantially all of our assets are sold or exchanged, we are to be dissolved or liquidated, or we are a party to a merger or consolidation with another corporation in which we will not be the surviving corporation, then, unless the compensation committee provides otherwise in the grant letter, (i) each grantee will have the right to exercise the entire portion of his or her grant not previously exercised within ten days after written notice of the transaction is given to grantees and any options not exercised after the ten day period will be forfeited; (ii) the restrictions and conditions on outstanding stock awards will immediately lapse; and (iii) payment will be made in settlement of outstanding performance units in an amount determined by the compensation committee.

  If we are a party to a merger or consolidation in which we are the surviving corporation, then the compensation committee may provide each grantee notice of such event, and if such notice is given, unless the compensation committee determines otherwise in the grant letter, (i) each grantee will have the right to exercise the entire portion of his or her grant not previously exercised within ten days after written notice of the transaction is given to grantees and any options not exercised after the ten day period will be forfeited; (ii) the restrictions and conditions on outstanding stock awards will immediately lapse; and (iii) payment will be made in settlement of outstanding performance units in an amount determined by the compensation committee.

  In addition, the compensation committee may provide in a grant letter specific provisions that are applicable in the event of a corporate transaction, and the compensation committee may accelerate the exercisability or vesting of grants in the event of any corporate transaction, allow the assumption or substitution of grants by a surviving corporation and the continuation of such grants, or take other actions with respect to outstanding grants.

  Foreign Grantees. For grantees who are subject to taxation in countries outside the United States, the compensation committee may make grants on such terms and conditions as the compensation committee deems appropriate to comply with the laws of applicable countries.

  Transferability. Grants are generally not transferable by the grantee, except in the event of death. However, the compensation committee may permit grantees to transfer nonqualified stock options to family members or one or more trusts or other entities for the benefit of, or owned by, family members, on terms approved by the compensation committee. The compensation committee may also permit the transfer of nonqualified stock options pursuant to a domestic relations order.

  Amendment and Termination of the 2000 Plan. The board of directors may amend or terminate the 2000 Plan at any time. However, shareholder approval is required for any change that is required to be approved by the shareholders under section 162(m) or section 422 of the Internal Revenue Code or by applicable stock exchange requirements. Also, if performance units or stock awards are granted as "performance-based compensation," our stockholders must approve the 2000 Plan no later than the first stockholders meeting that occurs in the fifth year following the year in which our stockholders previously approved the provisions of the 2000 Plan relating to "Performance-based Compensation," if required by section 162(m) of the Internal Revenue Code or the regulations thereunder. The 2000 Plan will terminate on the day immediately preceding the tenth anniversary of its effective date, unless the board of directors terminates the 2000 Plan earlier or extends it with approval of our shareholders.

  Adjustment Provisions. Upon a merger, spinoff, stock split, reclassification, or other transaction identified in the 2000 Plan, the compensation committee may appropriately adjust:

  . the maximum number shares available for grants under the 2000 Plan and to any individual

  . the number and kind of shares covered by outstanding grants

  . the exercise price per share or the applicable market value of grants

  Section 162(m). Section 162(m) of the Internal Revenue Code imposes a $1,000,000 limit on the amount a public corporation can deduct for federal income tax purposes for compensation paid to its chief executive officer or any of its four other most highly compensated officers in any year. This limit generally applies to all compensation, including amounts received upon the exercise of stock options and the value of shares or cash paid pursuant to other grants. An exception exists, however, for "performance-based compensation." The 2000 Plan is intended to allow grants to meet the requirements of "performance-based compensation."

  Stock options generally will meet the requirements of performance-based compensation. Not all stock awards and performance units are considered performance-based compensation under section 162(m). As described above under "Performance-Based Compensation," the compensation committee may grant stock awards and performance units that are based on the attainment of objective performance goals and are intended to meet the requirements of "performance-based compensation" under section 162(m).

Employment, Change of Control and Termination of Employment Arrangements

  All of our employees, including our officers, are given employment offer letters providing for their base compensation as well as potential additional compensation in the form of bonuses or equity compensation under our equity compensation plan. Some of the employment offer letters also provide for severance payments covering periods of up to six months. In addition, our equity compensation plan, as described elsewhere in this prospectus, contains provisions concerning accelerated vesting of options and restricted stock in connection with certain corporate changes. Except for such accelerated vesting of their options or restricted stock upon such changes, none of our officers, except for Dr. U'Prichard, has any compensatory plan or arrangement whereby a resignation, retirement or other termination or a change in control could result in payments to such officer exceeding $100,000.

  In addition, in September 1999, we entered into an employment offer letter with David C. U'Prichard, Ph.D., our Chief Executive Officer. As provided in his employment offer letter, Dr. U'Prichard's annual compensation was initially set at a base salary of $325,000 and a target bonus of 40% of his base salary. In addition, we granted Dr. U'Prichard options to purchase 614,286 shares of common stock at an exercise price of $2.94 per share and options to purchase 122,857 shares of our common stock at an exercise price of $7.28. These options vest 25% per year, beginning on the first anniversary of the grant date. During the six months following the date of grant, such options may be exercised early (i.e., without regard to the vesting provisions applicable to such options) and the purchase price of such options may be paid by delivery of a promissory note, bearing interest at the minimum rate necessary to avoid imputed interest, with interest and principal being repayable in four equal installments on the first four anniversaries of the date such options were granted. See "Certain Relationships and Related Transactions". In general, early vesting provisions would apply in the case of certain corporate changes, as provided in our equity compensation plan, however, if a certain transaction occurs within the first year of his date of hire, his early vesting rights under the plan would be limited. In the event that, within two years of the date such options were granted, there is a sale of substantially all our assets or a merger where we are not the surviving entity, and such options are not assumed, the minimum worth of all such options which are vested will be deemed to be not less than $1.5 million, as determined by our board of directors, and we will, if necessary, make a cash payment to Dr. U'Prichard. In the event Dr. U'Prichard's employment is terminated without cause, he will receive a severance compensation equal to his base salary and payment of health insurance premiums for up to 12 months or until he begins new full-time employment (except in the nonprofit sector), whichever occurs first, and a payment in each month of such period of an additional amount equal to one-twelfth of his prior year's bonus, if any (annualized in respect of the bonus payment for 1999), times the portion of the current fiscal year that has expired up to the date of his termination. In addition, with respect to the 25% of his options vesting on the next anniversary following termination, such options will be deemed to have been subject to vesting in equal monthly portions during the twelve months prior to such anniversary. If such a termination without cause occurs within 12 months after a sale of our company, then the continued salary referred to in the preceding sentence will be paid in a lump sum, and Dr. U'Prichard will be entitled to a further lump-sum payment equal to the prior year's bonus payment, annualized in respect of the bonus payment for 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

  We have issued 36,922,488 shares of preferred stock since our inception. Each share of outstanding preferred stock will convert into 13,186,602 shares of common stock upon the closing of this offering.

  Series A-5 Preferred Stock Financing. In March 2000, we issued 9,572,248 shares of series A-5 preferred stock for $3.00 per share to eleven accredited investors. Included in the amount were 3,451,165 shares issued upon the conversion of the November 1999 Bridge Financing. Investors owning 5% or more of our shares and directors and officers who participated in this transaction include:

                                                         Number of Shares of
                                   Number of Shares of    Common Stock upon
                                       Series A-5      Conversion of Series A-5
Investor                             Preferred Stock       Preferred Stock
--------                           ------------------- ------------------------
HealthCareVentures III, L.P. .....      1,067,100               381,107
HealthCareVentures IV, L.P. ......        313,366               111,916
HealthCareVentures V, L.P.........      1,022,253               365,090
Rho Management Trust II...........      1,702,016               607,863
Abingworth Bioventures SICAV......        576,459               205,878
Biotech Growth S.A. ..............      3,878,170             1,385,061

  Dr. Cavanaugh and Mr. Werner, two of our directors, are general partners of HealthCare Partners III, L.P., HealthCare Partners IV, L.P. and HealthCare Partners V, L.P., which are the general partners of HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P. and HealthCare Ventures V, L.P., respectively. In this prospectus we refer to HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P. and HealthCare Ventures V, L.P., collectively, as funds affiliated with HealthCare Ventures.

  Mr. Ruch, one of our directors, is the Chairman and Chief Executive Officer of Rho Management Company, Inc., financial advisor to Rho Management Trust II.

  Dr. Bunting, one of our directors, is a director of Abingworth Management Limited in London, UK. Abingworth Management Limited is the investment adviser to Abingworth Bioventures SICAV.

  1999 Bridge Loan Financing. In November 1999, we issued and sold $10,000,000 of secured convertible promissory notes to eight accredited investors. The promissory notes carried an interest rate of prime plus one percent per year and under their terms automatically converted into 3,451,165 shares of series A-5 preferred stock in March 2000. In connection with this financing, we issued warrants to purchase 1,250,000 shares of our common stock at an exercise price of $3.50 per share. Investors owning 5% or more of our capital stock and directors and officers who participated in this transaction include:

                                                             Number of Shares of
                                                                Common Stock
Investor                                     Promissory Note Underlying Warrants
--------                                     --------------- -------------------
HealthCare Ventures III, L.P. ..............   $3,092,000          386,500
HealthCare Ventures IV, L.P. ...............      908,000          113,500
Rho Management Trust II.....................    3,000,000          375,000
Abingworth Bioventures SICAV................      884,732          110,591
Biotech Growth S.A. ........................    1,578,706          197,338

  Series A-4 Preferred Stock Financing. In January 1998, we issued 4,000,000 shares of series A-4 preferred stock for $2.60 per share to Biotech Growth S.A.

  Series A-3 Preferred Stock Financing. In March 1997 we issued 10,304,264 shares of series A-3 preferred stock for $1.21 per share to twelve accredited investors. Investors owning 5% or more of our shares and directors and officers who participated in this transaction include:

                                                               Number of Shares
                                                               of Common Stock
                                           Number of Shares of upon Conversion
                                               Series A-3       of Series A-3
Investor                                     Preferred Stock   Preferred Stock
--------                                   ------------------- ----------------
HealthCareVentures III, L.P. .............        318,608          113,789
HealthCareVentures IV, L.P. ..............         93,563           33,415
Rho Management Trust II...................      2,640,089          942,889
Abingworth Bioventures SICAV..............      2,060,853          736,019
State of Michigan Retirement Systems......      2,473,023          883,223

  1996 Bridge Loan Financing. In September 1996, we issued and sold $500,000 of promissory notes to five accredited investors. The promissory notes carried an interest rate of ten percent per year. In March 1997, we repaid the notes, together with accrued interest of $23,014. In connection with this financing, in March 1997 we issued warrants to purchase 35,714 shares of our common stock at an exercise price of $0.03 per share. Investors owning 5% or more of our capital stock and directors and officers who participated in this transaction include:

                                                             Number of Shares of
                                                                Common Stock
Investor                                     Promissory Note Underlying Warrants
--------                                     --------------- -------------------
HealthCare Ventures III, L.P. ..............    $316,288           22,592
HealthCare Ventures IV, L.P. ...............      92,882            6,635
Rho Management Trust II.....................      74,709            5,336

  Preferred Stock Dividends. Under our certificate of incorporation, from and after October 1998, the holders of our series A-1 preferred stock were entitled to receive a 10% dividend per annum, payable in equal quarterly installments. In connection therewith, we have declared and paid aggregate dividends of $979,000 through the first quarter of 2000. These dividends were paid by issuing each holder of our series A-1 preferred stock a convertible promissory note payable for the amount of the holder's portion of the declared dividend. These notes bear interest at 10% per annum. We have also declared and paid dividends of approximately $167,000 for the quarter ended June 30, 2000. In addition we will accrue approximately $1,800 per day in additional dividends for each day between July 1, 2000 and the completion of this offering, which we intend to pay in cash.

Other Agreements With Officers And Directors

  In February 1997, we made a loan of $106,250 at 6.28% to F. Raymond Salemme, Ph.D., our President and Chief Scientific Officer, to purchase 151,786 shares of our restricted stock awarded to him under our equity compensation plan for a purchase price of $0.70 per share. In September 1997, we made a loan of $75,000 at 6.14% to Michael J. Wassil, our Vice President and Chief Financial Officer, to purchase 26,786 shares of our restricted stock awarded to him under our equity compensation plan for a purchase price of $2.80 per share. Our compensation committee has the discretion to forgive the loans to Dr. Salemme and Mr. Wassil. Over the last two years, our compensation committee has forgiven the loans at a rate of 25% of the outstanding principal and interest per year. As of March 31, 2000, the outstanding principal amount of Dr. Salemme's loan was $26,563 and the outstanding principal amount of Mr. Wassil's loan was $37,500. In March 2000, we made a loan of $519,505 at 6.69% to David
C. U'Prichard, Ph.D., our Chief Executive Officer, to exercise options to purchase 176,871 shares of our restricted stock at a purchase price of $2.94 per share, as provided under the terms of his employment offer letter. These shares are subject to repurchase restrictions which lapse over the same period as the predecessor stock options would have vested.

  Drs. Canavan and Horovitz, two of our directors, each have received grants of options to purchase 17,857 shares of our common stock under our current equity compensation plan in connection with their service as directors. In addition, Mr. King, one of our directors, received a restricted stock grant in April 2000 in connection with his service as a director of 7,143 shares of common stock for an aggregate purchase price of $45,000. All of the option grants and restricted stock awards for our directors vest in equal annual installments over a period of four years.

Certain Business Relationships

  David R. King, one of our directors, is a partner at Morgan, Lewis & Bockius LLP, a law firm which has provided legal services for us in each of our last three fiscal years.

                             PRINCIPAL STOCKHOLDERS

  The following table contains information with respect to the beneficial ownership of our common stock as of June 30, 2000, and after the sale of shares in this offering, by:

  . each person or entity who beneficially owns more than 5% of our stock;

  . each of our named executive officers;

  . each of our directors; and

  . all of our directors and executive officers as a group.

  Unless otherwise indicated, the address for each stockholder is care of 3-Dimensional Pharmaceuticals, Inc., 665 Stockton Drive, Exton, Pennsylvania 19341. Beneficial ownership is determined according to the rules of the SEC governing the determination of beneficial ownership of securities.

  Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

  We anticipate that our larger 5% stockholders will purchase shares in this offering; any such purchases are not reflected in the table below.

                                                         Percentage of Shares
                                                          Beneficially Owned
                                                         ----------------------
                                       Number of Shares    Before      After
Name and Address of Beneficial Owner  Beneficially Owned  Offering    Offering
------------------------------------  ------------------ ----------  ----------
5% Stockholders
Funds Affiliated with HealthCare          4,542,260           30.09%      23.79%
 Ventures(1)........................
 44 Nassau Street
 Princeton, New Jersey 08542
Rho Management Trust II(2)..........      2,640,360           17.94%      14.11%
 152 West 57th street
 New York, NY 10019
State of Michigan Retirement                883,223            6.20%       4.84%
 Systems............................
 Department of Treasury, Treasury
 Building
 30 West Allegan
 East Lansing, Michigan 48922
Abingworth Bioventures SICAV(3).....      1,052,489            7.34%       5.74%
 c/o Sanne & Cie
 Boite Postale 566
 L-2015 Luxembourg
Biotech Growth S.A.(4)..............      3,010,970           20.86%      16.33%
 c/o Bellevue Asset Management AG
 Graftenauweg 4
 CH-6301 Zug
 Switzerland

                                                       Percentage of Shares
                                                        Beneficially Owned
                                                       ----------------------
                                     Number of Shares    Before      After
Directors and Executive Officers    Beneficially Owned  Offering    Offering
--------------------------------    ------------------ ----------  ----------
David C. U'Prichard, Ph.D. ........       176,871            1.24%      *
F. Raymond Salemme, Ph.D.(5).......       504,740            3.50%       2.74%
Graham R. Brazier(6)...............           --            *           *
Michael J. Wassil(7)...............        65,760           *           *
Roger F. Bone, Ph.D.(8)............        61,354           *           *
David G. Fehr(9)...................        29,592           *           *
Scott M. Horvitz(10)...............        70,369           *           *
Kevin M. Mullin....................           --            *           *
Richard M. Soll, Ph.D.(11).........        56,269           *           *
Paul M.K. Weiss, Ph.D..............        19,175           *           *
Stephen Bunting, Ph.D.(3)..........     1,052,489            7.34%       5.74%
Bernard Canavan, M.D.(12)..........         8,036           *           *
James H. Cavanaugh, Ph.D.(1).......     4,542,260           30.09%      23.79%
Zola P. Horovitz, Ph.D.(13)........         8,036           *           *
David R. King......................         7,143           *           *
Joshua Ruch(2).....................     2,640,360           17.94%      14.11%
Harold R. Werner(1)................     4,542,260           30.09%      23.79%
                                        ---------       ----------  ----------
All executive officers and              9,416,218           58.53%      46.88%
 directors as a group (17
 persons)..........................

--------
  * less than one percent
 (1) Includes 3,228,951 shares held by HealthCare Ventures III, L.P., including 661,923 shares issuable upon exercise of warrants exercisable within 60 days and 40,759 shares issuable at the initial public offering price upon the automatic conversion of $528,364 of convertible promissory notes, plus accrued interest in lieu of cash payment of dividends. Also includes 948,219 shares held by HealthCare Ventures IV, L.P., including 194,382 shares issuable upon exercise of warrants exercisable within 60 days and 11,970 shares issuable at the initial public offering price upon the automatic conversion of $155,160 of convertible promissory notes, plus accrued interest in lieu of cash payment of dividends. Also includes 365,090 shares held by HealthCare Ventures V, L.P., James H. Cavanaugh, Ph.D. and Harold R. Werner are General Partners of the general partner of each of the above-listed investment funds, and share investment and voting power over these shares with the other General Partners of each of the general partners of these funds, none of whom are affiliated with us. Dr. Cavanaugh and Mr. Werner disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
 (2) Includes 2,640,360 shares held by Rho Management Trust II, including 476,829 shares issuable upon exercise of warrants exercisable within 60 days and 7,053 shares issuable at the initial public offering price upon the automatic conversion of $91,422 of convertible promissory notes, plus accrued interest in lieu of cash payment of dividends. Joshua Ruch is the Chairman and Chief Executive Officer of Rho Management Company, Inc., financial advisor to Rho Management Trust II. Mr. Ruch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
 (3) Includes 1,052,489 shares held by Abingworth Bioventures SICAV, including 110,591 shares issuable upon exercise of warrants exercisable within 60 days. Stephen Bunting, Ph.D. is a director of Abingworth Management Limited, the investment adviser to Abingworth Bioventures SICAV. Dr. Bunting is neither a director nor an officer of Abingworth Bioventures SICAV. Dr. Bunting disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in Abingworth Bioventures SICAV.
 (4) Includes 197,338 shares issuable upon exercise of warrants exercisable within 60 days. Biotech Growth S.A. is a wholly owned subsidiary of BB Biotech A.G.
 (5) Includes 199,830 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

 (6) Mr. Brazier is presently Vice President and Director, Worldwide Business Development, at SmithKline Beecham. He has become a consultant with our Company on August 1, 2000, and has agreed to become our Senior Vice President, Corporate Development, following the merger between SmithKline Beecham and Glaxo Wellcome.

 (7) Includes 38,974 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

 (8) Includes 32,279 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

 (9) Includes 26,020 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

(10) Includes 20,369 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

(11) Includes 55,376 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

(12) All 8,036 shares of common stock are issuable upon the exercise of stock options exercisable within 60 days.

(13) Includes 6,250 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

  The following description reflects the amendment and restatement of our certificate of incorporation and our bylaws to become effective upon the closing of this offering.

  Our authorized capital stock consists of 50 million shares, of which 45 million shares are common stock, par value $.001 per share, and 5 million shares are preferred stock, par value $.001 per share, which our board of directors has the power and authority to designate into classes or series. Immediately after the sale of the shares of common stock in this offering, we will have 18,237,300 shares of common stock outstanding and no shares of preferred stock outstanding. The following is a summary of various provisions of our common stock and preferred stock.

Common Stock

  The following summarizes the rights of holders of our common stock:

 Voting:

  . one vote for each share held of record on all matters submitted to a vote of stockholders

  . no cumulative voting rights

  . election of directors by plurality of votes cast

  . approval of all other matters except the amendment or repeal of Article
    Six of our certificate of incorporation or the alteration of our bylaws, by majority of votes cast

 Dividends:

  . subject to preferential dividend rights of outstanding shares of preferred stock, if any, common stockholders are entitled to receive declared dividends

  . the board of directors may only declare dividends out of legally available funds

 Additional Rights:

  . subject to the preferential liquidation rights of outstanding shares of preferred stock, if any, common stockholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up

  . no preemptive rights

  . no subscription rights

  . no redemption rights

  . no sinking fund rights

  . no conversion rights

  The rights and preferences of common stockholders are subject to the rights of the holders of any series of preferred stock we may issue in the future.

Preferred Stock

  We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to limitations prescribed by law, up to an aggregate of five million shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, the board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences.

  Prior to this offering, we had 6,686,986 shares of series A-1 preferred stock, 4,333,990 shares of series A-2 preferred stock, 10,304,264 shares of series A-3 preferred stock, 4,000,000 shares of A-4 preferred stock, 9,572,248 shares of series A-5 preferred stock, 1,000,000 shares of series B preferred stock, 400,000 shares of series C preferred stock and 625,000 shares of series D preferred stock issued and outstanding. Upon the completion of this offering, all of our outstanding shares of preferred stock will automatically convert into a total of 13,186,602 shares of common stock.

Registration Rights

  Following completion of this offering and following the expiration of applicable lock-up periods in connection with the offering, holders of 13,186,602 shares of common stock will have the right to require us to register their shares under the Securities Act of 1933. The holders of at least 50% of the shares of our common stock to be issued upon the conversion of our outstanding series A preferred stock and certain warrants to acquire common stock may require that we file up to four registration statements under the Securities Act. In addition, when we are qualified to use Form S-3, each of these holders may request an unlimited number of registrations on Form S-3. Beginning 12 months after the effective date of this offering, the holder of the shares of our common stock to be issued upon the conversion of our outstanding series B preferred stock may request that we file one registration statement. Subject to the preference rights of the holders of common stock to be issued upon the conversion of the series A preferred stock and subject to certain limitations, beginning 12 months after the effective date of this offering, the holders of the shares of our common stock to be issued upon the conversion of our outstanding series C or D preferred stock may require that we file one registration statement. They may also request that we file an unlimited number of registrations on Form S-3, subject to preference rights of the holders of common stock to be issued upon the conversion of the series A preferred stock. Upon such a request, we generally will be required to use our best efforts to effect any such registration. In addition, if we propose to register any of our common stock, either for our own account or the account of stockholders, we are required to notify the holders described above and, subject to certain limitations, to include in such registration the shares of our common stock acquired upon conversion of the preferred stock requested to be included. Registration of shares of common stock pursuant to the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration and may adversely affect our stock price. In addition, we are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of any such registration. The registration rights associated with the series A preferred stock terminate on December 31, 2007. The registration rights associated with the series B and C preferred stock terminate six years following the effective date of this offering and the registration rights associated with the series D preferred stock terminate three years following such date.

Stockholders' Meeting

  Our next annual meeting of stockholders will be held in 2001.

Limitations on Liability

  Our certificate of incorporation limits or eliminates the liability of our directors to us or our stockholders for monetary damage to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  . for any breach of such person's duty of loyalty;

  . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  . for any transaction resulting in receipt by such person of an improper personal benefit.

  Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

  We currently have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

  Upon the closing of this offering our certificate of incorporation will provide for the division of our board of directors into three classes. Each class must be as nearly equal in number as possible. Additionally, each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year over a three-year period. A director may only be removed for cause and only by the vote of more than 50% of the shares entitled to vote for the election of directors. Our certificate of incorporation prohibits stockholder action by written consent and provides that special meetings of the stockholders may be called only by our chairman or by a majority of our board of directors.

  Our certificate of incorporation also provides that our board of directors may establish the rights of, and cause us to issue, substantial amounts of preferred stock without the need for stockholder approval. Further, our board of directors may determine the terms, conditions, rights, privileges and preferences of the preferred stock. Our board is required to exercise its business judgment when making such determinations. Our board of directors' use of the preferred stock may inhibit the ability of third parties to acquire us. Additionally, our board may use the preferred stock to dilute the common stock of entities seeking to obtain control of us. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. Our preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may have the effect of discouraging, delaying or preventing a change in control of us. We have no present plans to issue any shares of preferred stock. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting. In addition, our certificate of incorporation requires an affirmative vote of at least 80% of our stockholders to amend our bylaws or to amend certain provisions of our certificate of incorporation.

  The existence of these provisions in our certificate of incorporation and bylaws could make it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock. These provisions may also have the effect of preventing changes in our management.

  After this offering is completed, Section 203 of the Delaware General Corporation Law will apply to us. Section 203 of the Delaware General Corporation Law generally prohibits specific business combinations between a Delaware corporation and an interested stockholder. An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, or within three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The statute broadly defines business combinations to include:

  . mergers;

  . consolidations;

  . sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation; and

  . certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

  The statute prohibits any such business combination for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless:

  . the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

  . the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by certain employee stock plans, in the transaction in which it becomes an interested stockholder; and

  . the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or bylaws to avoid the restrictions. In addition, the restrictions contained in Section 203 are not applicable to any of our existing stockholders. We have not and do not currently intend to elect out of the application of Section 203 of the Delaware General Corporation Law.

Nasdaq National Market

  We have received approval to list our common stock on the Nasdaq National Market under the trading symbol DDDP.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Since no shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

  Upon completion of this offering, we will have outstanding an aggregate of 18,237,300 shares of common stock, assuming no exercise of the underwriters' over-allotment option, excluding 2,112,405 shares issuable upon exercise of outstanding options. Of these shares, all of the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock, excluding 2,112,405 shares issuable upon exercise of outstanding options, held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

  Beginning 180 days after the date of this prospectus, substantially all restricted shares subject to lock-up agreements between the underwriters and most of our stockholders, including officers and directors, will become eligible for sale in the public market under Rule 144(k), Rule 144 or Rule 701. The lock-up agreements provide that the stockholders will not, directly or indirectly, sell or otherwise dispose of any shares of common stock without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus. Bona fide gifts by individuals to immediate family members or transfers by a partnership to its partners are excepted from the restrictions of the lock-up agreements, provided the transferee agrees to be bound by similar restrictions. Bear, Stearns & Co. Inc. may release all or any portion of the securities subject to the lock-up agreements without notice.

Rule 144

  Under Rule 144, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the outstanding shares of our common stock then outstanding, which will equal approximately 182,373 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who was not an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

  In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than affiliates, who purchase or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell such shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period.

Registration Rights

  Upon completion of this offering, the holders of 13,186,602 shares of common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. When these shares are registered under the Securities Act, they will be freely tradable unless held by affiliates.

Equity Compensation Plans

  We intend to file registration statements under the Securities Act covering 2,112,045 shares of common stock issuable under our current equity compensation plan upon exercise of outstanding options and 2,200,000 shares of common stock available for issuance under our 2000 equity compensation plan, following the closing of this offering. Thereafter, shares which are issued under these plans will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an agreement among the underwriters and us, each of the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed to purchase from us the aggregate number of shares of our common stock set forth opposite its name below:

                                                                        Number
   Underwriter                                                         Of Shares
   -----------                                                         ---------
   Bear, Stearns & Co. Inc............................................
   Chase Securities Inc...............................................
   U.S. Bancorp Piper Jaffray Inc.....................................
                                                                          ---
       Total..........................................................
                                                                          ===

  The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of our common stock if any are purchased.

Public Offering Price

  The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and
at that price less a concession not in excess of $   per share of common stock
to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow,
concessions not in excess of $   per share of common stock to other dealers.
After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

  The following table summarizes the per share and total public offering price of the shares of common stock in the offering, the underwriting compensation to be paid to the underwriters by us and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                               Total
                                                      ------------------------
                                                 Per  Without Over- With Over-
                                                Share   Allotment   Allotment
                                                ----- ------------- ----------
Public offering price.......................... $         $            $
Underwriting discounts and commissions payable
 by us.........................................
Proceeds, before expenses, to us...............

  The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock.

  We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.0 million.

Over-Allotment Option To Purchase Additional Shares

  We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 600,000 additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obligated to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

Indemnification And Contribution

  The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act or will contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

  Our directors and officers and stockholders beneficially holding at least 1% of our outstanding shares have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus. Bona fide gifts by individuals to immediate family members or transfers by a partnership to its partners are excepted from the restrictions of the lock-up agreements, provided the transferee agrees to be bound by similar restrictions.

  In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock, except that we may issue, and grant options to purchase, shares of common stock and restricted stock under our equity compensation plans, so long as the recipients of any such shares are themselves subject to the 180 day lock-up. During this lock-up period, subject to various conditions, we may also issue additional equity securities in connection with collaborative and licensing arrangements or to pay for possible acquisitions, so long as the recipients of such securities are also subject to the 180 day lock-up period.

Nasdaq National Market Quotation

  Prior to this offering, there has been no public market for our common stock. As a result, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in those negotiations, the primary factors will be our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of this offering and the prices of similar securities of generally comparable companies. We have applied for approval for the quotation of our common stock on the Nasdaq National Market, under the symbol "DDDP." We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public market after this offering at or above the initial offering price.

Stabilization, Syndicate Short Position And Penalty Bids

  In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock.

  The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

Directed Share Program

  At our request, the underwriters have reserved for sale at the initial public offering price up to 225,000 shares of common stock to be sold in this offering for sale to our directors, officers, employees, business associates, business and legal advisors, vendors and related persons. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. according to Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased by our directors, officers, employees, business associates, business and legal advisors, vendors and related persons will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

                               ----------------

  Bear, Stearns & Co. Inc. was previously retained by us to identify and provide advice with respect to potential transactions. Bear, Stearns & Co. Inc. would be entitled to a fee, based on the value of the transaction as defined in the engagement letter, if there is an agreement in respect of a covered transaction prior to December 31, 2000.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Coudert Brothers, New York, New York.

                                    EXPERTS

  Our financial statements and schedule included in this prospectus and elsewhere in the registration statement as of December 31, 1999 (consolidated) and 1998 and for the years ended December 1999, 1998 and 1997 have been audited by Richard A. Eisner & Company, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein and therein in reliance on said reports given upon the authority of said firm as experts in accounting and auditing.

                        ADDITIONAL INFORMATION ABOUT US

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules. You may read and copy any document we file at the Securities and Exchange Commission's public reference facilities in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's web site at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms and the web site of the Securities and Exchange Commission referred to above.

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                                    Contents

                                                                           Page
                                                                           ----
Financial Statements

  Independent auditors' report............................................ F-2

  Balance sheets as of March 31, 2000 (consolidated) (unaudited) and
   December 31, 1999 (consolidated) and 1998.............................. F-3

  Statements of operations for the three-month periods ended March 31,
   2000 (consolidated) and 1999 (unaudited) and the years ended December
   31, 1999, 1998 and 1997................................................ F-4

  Statements of changes in capital deficiency for the three-month period ended March 31, 2000 (consolidated) (unaudited) and the years ended
   December 31, 1999, 1998 and 1997....................................... F-5

  Statements of cash flows for the three-month periods ended March 31,
   2000 (consolidated) and 1999 (unaudited) and the years ended December
   31, 1999, 1998 and 1997................................................ F-6

  Notes to financial statements........................................... F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
3-Dimensional Pharmaceuticals, Inc.
Exton, Pennsylvania

  We have audited the accompanying balance sheets of 3-Dimensional Pharmaceuticals, Inc. as of December 31, 1999 (consolidated) and 1998, and the related statements of operations, changes in capital deficiency and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of 3-Dimensional Pharmaceuticals, Inc. as of December 31, 1999 (consolidated) and 1998, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP

New York, New York
February 25, 2000

With respect to last paragraph of Note G [1]
March 31, 2000

With respect to Note B [12]
July 31, 2000

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                                 BALANCE SHEETS

                           Pro Forma                       December 31,
                           March 31,    March 31,    --------------------------
                             2000          2000          1999          1998
                          -----------  ------------  ------------  ------------
                          (unaudited)
                           (Note P)    (unaudited)
                                            (consolidated)
ASSETS
Current assets:
  Cash and cash
   equivalents..........               $ 22,063,000  $  7,645,000  $  2,439,000
  Marketable
   securities...........                                              7,287,000
  Prepaid expenses and
   other current
   assets...............                    298,000       243,000       271,000
  Grants and contracts
   receivable...........                    257,000        94,000       378,000
                                       ------------  ------------  ------------
   Total current
    assets..............                 22,618,000     7,982,000    10,375,000
Property and equipment,
 net....................                  3,997,000     4,314,000     5,210,000
Other assets............                    190,000       184,000       127,000
                                       ------------  ------------  ------------
                                       $ 26,805,000  $ 12,480,000  $ 15,712,000
                                       ============  ============  ============
LIABILITIES AND CAPITAL
 DEFICIENCY
Current liabilities:
  Accounts payable and
   accrued expenses.....                  1,917,000  $  2,737,000  $  1,272,000
  Deferred income.......                  1,839,000       888,000       543,000
  Current portion of
   long-term debt.......                  1,140,000     1,139,000     1,033,000
  Current portion of
   settlement accrual...                  1,000,000     1,000,000
                                       ------------  ------------  ------------
   Total current
    liabilities.........                  5,896,000     5,764,000     2,848,000
  Notes payable--
   dividends and accrued
   interest.............          --        701,000       685,000       144,000
  Long-term debt, less
   current portion......                  2,020,000     2,330,000     3,270,000
  Convertible notes
   payable and accrued
   interest.............                               10,115,000
  Long-term portion of
   settlement accrual...                                  500,000
                                       ------------  ------------  ------------
                                          8,617,000    19,394,000     6,262,000
                                       ------------  ------------  ------------
Commitment and
 contingency (Notes L
 and M)
Redeemable Convertible
 Series A preferred
 stock--$.001 par value;
 35,136,963 shares
 authorized, 34,897,488,
 25,325,240 and
 25,325,240 issued and
 outstanding at March
 31, 2000 and December
 31, 1999 and 1998,
 respectively (aggregate
 liquidating preference
 $63,721,218 at March
 31, 2000 and
 $35,004,474 at December
 31, 1999 and 1998) (No
 shares outstanding pro
 forma).................          --     63,550,000    34,834,000    34,834,000
                                       ------------  ------------  ------------
Capital deficiency:
  Convertible preferred
   stock--$.001 par
   value; 6,000,000
   shares authorized in
   aggregate, 1,400,000
   issued and
   outstanding at March
   31, 2000 and December
   31, 1999 and 1998
   (aggregate
   liquidating
   preference
   $3,250,000) (No
   shares outstanding
   pro forma)...........          --          1,000         1,000         1,000
  Common stock--$.001
   par value; 15,994,613
   shares authorized,
   936,045, 745,418, and
   733,979 shares
   outstanding at March
   31, 2000 and December
   31, 1999 and 1998,
   respectively
   (13,973,369 shares
   outstanding pro
   forma)...............       14,000         1,000         1,000         1,000
  Additional paid-in
   capital..............   68,839,000     4,600,000     3,429,000     3,875,000
  Notes receivable from
   officers.............     (589,000)     (589,000)      (70,000)     (121,000)
  Deferred
   compensation.........     (524,000)     (524,000)
  Accumulated deficit...  (48,851,000)  (48,851,000)  (45,109,000)  (29,140,000)
                          -----------  ------------  ------------  ------------
   Total capital
    deficiency..........   18,889,000   (45,362,000)  (41,748,000)  (25,384,000)
                          -----------  ------------  ------------  ------------
                          $26,805,000  $ 26,805,000  $ 12,480,000  $ 15,712,000
                          ===========  ============  ============  ============

                       See notes to financial statements

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS

                              Three Months Ended
                                  March 31,                  Year ended December 31,
                          --------------------------  ---------------------------------------
                               2000         1999          1999          1998         1997
                          -------------- -----------  ------------  ------------  -----------
                          (consolidated)
                                 (unaudited)
Grant and research
 revenue................   $ 1,484,000   $ 1,379,000  $  4,489,000  $  5,095,000  $ 3,580,000
                           -----------   -----------  ------------  ------------  -----------
Costs and expenses:
  Research and
   development..........     3,425,000     2,975,000    12,136,000    10,984,000    6,517,000
  General and
   administrative.......     1,537,000     1,155,000     6,525,000     4,458,000    3,000,000
  Litigation
   settlement...........                                 1,500,000
                           -----------   -----------  ------------  ------------  -----------
                             4,962,000     4,130,000    20,161,000    15,442,000    9,517,000
                           -----------   -----------  ------------  ------------  -----------
Loss from operations....    (3,478,000)   (2,751,000)  (15,672,000)  (10,347,000)  (5,937,000)
Interest income.........        87,000       125,000       328,000       868,000      521,000
Interest expense........      (351,000)     (114,000)     (625,000)     (232,000)    (149,000)
                           -----------   -----------  ------------  ------------  -----------
Net loss................    (3,742,000)   (2,740,000)  (15,969,000)   (9,711,000)  (5,565,000)
Declared and accrued
 cumulative dividends on
 preferred stock........      (167,000)     (167,000)     (669,000)     (144,000)
                           -----------   -----------  ------------  ------------  -----------
Net loss applicable to
 common stock...........   $(3,909,000)  $(2,907,000) $(16,638,000) $ (9,855,000) $(5,565,000)
                           ===========   ===========  ============  ============  ===========
Basic and diluted net
 loss per common share--
 historical.............   $     (5.92)  $     (5.01) $     (27.37) $     (22.20) $    (27.55)
                           -----------   -----------  ------------  ------------  -----------
Weighted average common
 shares outstanding--
 historical.............       660,000       580,000       608,000       444,000      202,000
                           -----------   -----------  ------------  ------------  -----------
Basic and diluted net
 loss per common share--
 pro forma..............   $      (.36)               $      (1.57)
                           ===========                ============
Weighted average common
 shares outstanding--pro
 forma..................    10,288,000                  10,198,000
                           ===========                ============



                       See notes to financial statements

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                  STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

                     Preferred Stock   Common Stock
                     ---------------- ---------------- Additional      Notes                                   Total
                                Par              Par    Paid-in     Receivable     Deferred   Accumulated     Capital
                      Shares   Value   Shares   Value   Capital    From Officers Compensation   Deficit      Deficiency
                     --------- ------ --------  ------ ----------  ------------- ------------ ------------  ------------
Balance--December
 31, 1996..........  1,000,000 $1,000  416,474  $1,000 $2,663,000                             $(13,864,000) $(11,199,000)
Common stock issued
 pursuant to
 exercise of stock
 options, warrants
 and stock grants..                    394,810            325,000     (310,000)                                   15,000
Issuance of Series
 C preferred stock,
 net of offering
 costs of $12,000..    400,000                            988,000                                                988,000
Forgiveness of
 loans made to
 officer...........                                                     59,000                                    59,000
Net loss for the
 year..............                                                                             (5,565,000)   (5,565,000)
                     --------- ------ --------  ------ ----------   ----------    ---------   ------------  ------------
Balance--December
 31, 1997..........  1,400,000  1,000  811,284   1,000  3,976,000     (251,000)                (19,429,000)  (15,702,000)
Common stock issued
 pursuant to
 exercise of stock
 options, warrants
 and stock grants..                    105,790             93,000                                                 93,000
Common stock
 reacquired from
 former chief
 executive
 officer...........                   (183,095)          (116,000)      67,000                                   (49,000)
Dividend declared
 on Series A-1
 preferred.........                                      (144,000)                                              (144,000)
Compensation charge
 in connection with
 acceleration of
 vesting terms on
 restricted shares
 and options.......                                        66,000                                                 66,000
Forgiveness of
 loans made to
 officer...........                                                     63,000                                    63,000
Net loss for the
 year..............                                                                             (9,711,000)   (9,711,000)
                     --------- ------ --------  ------ ----------   ----------    ---------   ------------  ------------
Balance--December
 31, 1998..........  1,400,000  1,000  733,979   1,000  3,875,000     (121,000)                (29,140,000)  (25,384,000)
Common stock issued
 pursuant to
 exercise of stock
 options...........                     11,439             11,000                                                 11,000
Value of options
 issued as
 compensation to
 consultants.......                                        18,000                                                 18,000
Value of warrants
 issued in
 connection with
 Bridge loan.......                                        26,000                                                 26,000
Dividends declared
 on Series A-1
 preferred.........                                      (501,000)                                              (501,000)
Forgiveness of
 loans made to
 officers..........                                                     51,000                                    51,000
Net loss for the
 year..............                                                                            (15,969,000)  (15,969,000)
                     --------- ------ --------  ------ ----------   ----------    ---------   ------------  ------------
Balance--December
 31, 1999..........  1,400,000  1,000  745,418   1,000  3,429,000      (70,000)                (45,109,000)  (41,748,000)
Common stock issued
 pursuant to
 exercise of stock
 options, warrants
 and stock grants..                    190,627            536,000     (519,000)                                   17,000
Value of options
 issued to
 consultants.......                                       111,000                                                111,000
Deferred
 compensation
 charge in
 connection with
 option grant......                                       524,000                 $(524,000)                           0
Net loss for the
 period............                                                                             (3,742,000)   (3,742,000)
                     --------- ------ --------  ------ ----------   ----------    ---------   ------------  ------------
Balance--March 31,
 2000 (unaudited)..  1,400,000 $1,000  936,045  $1,000 $4,600,000   $(589,000)    $(524,000)  $(48,851,000) $(45,362,000)
                     ========= ====== ========  ====== ==========   ==========    =========   ============  ============

                       See notes to financial statements

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                             Three Months Ended
                                 March 31,                 Year Ended December 31,
                         --------------------------  --------------------------------------
                              2000         1999          1999         1998         1997
                         -------------- -----------  ------------  -----------  -----------
                         (consolidated)
                                (unaudited)
Cash flows from
 operating activities:
Net loss...............   $(3,742,000)  $(2,740,000) $(15,969,000) $(9,711,000) $(5,565,000)
Adjustments to
 reconcile net loss to
 net cash used in
 operating activities:
 Depreciation and
  amortization.........       364,000       405,000     1,565,000    1,486,000      860,000
 Amortization of
  premium of short-term
  investments..........                      11,000        19,000       62,000       43,000
 Valuation of options
  and warrants.........       111,000                      44,000
 Interest paid with
  preferred stock......       353,000                                                23,000
 Compensation charge in
  connection with
  acceleration of
  vesting of options
  and stock and other..                                    51,000      129,000       59,000
 Changes in:
  Grants and contracts
   receivable..........      (163,000)       46,000       284,000      (78,000)    (247,000)
  Other assets.........       (60,000)     (202,000)      (24,000)     273,000     (461,000)
  Accounts payable and
   accrued expenses....      (917,000)      (64,000)    1,620,000      106,000      356,000
  Settlement accrual...      (500,000)                  1,500,000
  Deferred income......       951,000      (194,000)      345,000     (675,000)   1,217,000
                          -----------   -----------  ------------  -----------  -----------
   Net cash used in
    operating
    activities.........    (3,603,000)   (2,738,000)  (10,565,000)  (8,408,000)  (3,715,000)
                          -----------   -----------  ------------  -----------  -----------
Cash flows from
 investing activities:
 Purchases of
  investment
  securities...........                                             (8,334,000)  (9,558,000)
 Sale and maturities of
  investment
  securities...........                   1,500,000     7,267,000    7,500,000    3,000,000
 Acquisition of
  subsidiary, net of
  $25,000 cash
  acquired.............                                    (5,000)
 Capital expenditures..       (48,000)      (84,000)     (278,000)  (3,999,000)    (686,000)
                          -----------   -----------  ------------  -----------  -----------
   Net cash provided by
    (used in) investing
    activities.........       (48,000)    1,416,000     6,984,000   (4,833,000)  (7,244,000)
                          -----------   -----------  ------------  -----------  -----------
Cash flows from
 financing activities:
 Proceeds from sale of
  stock and exercise of
  options and
  warrants.............    18,899,000                      11,000   10,490,000   13,235,000
 Payment for stock
  repurchased..........                                                (49,000)
 Loans made to officers
  for purchase of
  stock................      (519,000)                                             (310,000)
 Proceeds from issuance
  of long-term debt and
  notes payable........                                              3,924,000
 Proceeds from issuance
  of short-term debt...                                10,000,000
 Reduction of long-term
  debt and notes
  payable..............      (311,000)     (323,000)   (1,224,000)  (1,123,000)    (840,000)
                          -----------   -----------  ------------  -----------  -----------
   Net cash (used in)
    provided by
    financing
    activities.........    18,069,000      (323,000)    8,787,000   13,242,000   12,085,000
                          -----------   -----------  ------------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents...........    14,418,000    (1,645,000)    5,206,000        1,000    1,126,000
Cash and cash
 equivalents--beginning
 of period.............     7,645,000     2,439,000     2,439,000    2,438,000    1,312,000
                          -----------   -----------  ------------  -----------  -----------
Cash and cash
 equivalents--end of
 period................   $22,063,000   $   794,000  $  7,645,000  $ 2,439,000  $ 2,438,000
                          ===========   ===========  ============  ===========  ===========
Supplemental
 disclosures of cash
 flow information:
 Cash paid for
  interest.............   $    95,000   $   110,000  $    446,000  $   232,000  $   139,000
 Noncash investing and
  financing activities:
 Equipment purchased
  under capital
  leases...............                 $   390,000  $    390,000               $ 1,044,000
 Dividend declared but
  not paid.............                 $   167,000  $    501,000  $   144,000
 Note receivable
  exchanged for common
  stock................                                            $    67,000
 Notes payable
  (including interest
  due of $23,000)
  exchanged for
  redeemable preferred
  stock................                                                         $   523,000
 Notes payable
  (including interest
  due of $353,000)
  exchanged for
  redeemable preferred
  stock................   $10,353,000

                       See notes to financial statements

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

NOTE A--DESCRIPTION OF BUSINESS

  3-Dimensional Pharmaceuticals, Inc. (the "Company") was incorporated on March 11, 1993. The Company is integrating advanced technologies in structural biology, combinatorial chemistry, high throughput screening and computerized drug design, for the cost-effective discovery of small molecule pharmaceuticals.

  The Company has incurred net losses since inception and may incur additional losses for at least the next several years. Through March 31, 2000, substantially all of the Company's revenue has been derived from corporate collaborations, license agreements and government grants. The Company expects that substantially all of its revenue for the foreseeable future will result from payments from these sources and from the outlicensing of technologies and of internally developed preclinical and clinical drug candidates. The Company expects to spend significant amounts to enhance its drug discovery technologies and to fund research and development of its internal pipeline of drug candidates. In order to achieve profitability the Company must continue to develop products and technologies from which it can derive revenue, including through existing and future collaborations. Accordingly, the Company may never achieve profitability.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of Consolidation

  The consolidated financial statements at December 31, 1999 and March 31, 2000 and for the three months ended March 31, 2000 include the accounts of the Company and its wholly-owned subsidiary which was acquired in 1999 for approximately $30,000 (including cost of acquisition). The subsidiary is an inactive entity incorporated in Germany which had cash of $25,000 and no liabilities at the date of acquisition. All material intercompany balances and transactions have been eliminated in consolidation. Financial statements for 1998 and 1997 include only the accounts of the Company as it had no subsidiaries during such years.

[2] Cash and cash equivalents and marketable securities:

  The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

  Marketable securities include investments with original maturities of greater than three months having a remaining maturity of less than 24 months. These marketable securities are treated for accounting purposes as available-for-sale and as such are reported at their fair market values. At December 31, 1998 the securities are carried at amortized cost which approximates fair market value.

[3] Property and equipment:

  Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of 2 to 5 years. Equipment acquired under capital lease agreements is amortized over the term of the lease. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[4] Concentration of credit risk:

  The Company invests its excess cash in U.S. and U.S. Government agency securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines regarding diversification of its investments and their maturities which should maintain safety and liquidity. The

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

Company has not experienced any losses on its investments. At December 31, 1998, marketable securities consisted of corporate debt securities with maturities of one year or less.

[5] Research and development:

  Research and development costs are expensed as incurred.

[6] Revenue recognition:

  Revenue from corporate collaborations, is recognized over the period that the Company performs research and development activities under the terms of the agreements. Such revenue includes periodic payments for research and development activities and related nonrefundable up-front technology access fees and/or technology or software licensing fees. Revenue from nonrefundable up-front fees for the licensing of technology, products or software under agreements which do not require the Company to perform research or development activities or other significant future performance obligations is recognized at the time the agreement is executed or the software is delivered. Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Up-front fees and other amounts received in excess of revenue recognized are recorded as deferred income.

  In the year ended December 31, 1999, the Company changed its method of recognizing revenue with respect to nonrefundable up-front fees received under corporate collaboration research agreements to the method described above to conform with the requirements of an accounting bulletin on revenue recognition issued by the staff of the Securities and Exchange Commission in December 1999 and retroactively restated its prior years financial statements to reflect the application of the new method. Prior to the change the Company recognized revenue from such fees upon the execution of the agreement.

[7] Accounting for stock-based compensation:

  The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on net loss and net loss per share as if stock-based employee compensation was measured under SFAS No. 123, as well as certain other information (see Note J[2]). The Company accounts for stock based compensation to nonemployees using the fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18. The Company has recognized deferred stock compensation related to certain stock option grants (see Note J[2]).

[8] Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)


[9] Per share data:

  Historical basic and diluted net loss per common share is computed by dividing the net loss increased by declared and accrued cumulative dividends on the Series A-1 preferred stock for the period by the weighted average number of common shares outstanding during the period, exclusive of outstanding common stock which are subject to repurchase and are nonvested. As their effects would be anti-dilutive, shares of common stock issuable upon conversion of preferred stock and exercise of outstanding options and warrants as well as outstanding common shares which are nonvested during the periods were not included in computing diluted net loss per common share. Securities and the related number of common shares not included in the diluted computation that could potentially dilute basic earnings per share, if any, in the future are as follows:

                                                           Dilutive Potential
                                                              Common Shares
                                                         -----------------------
                                                         March 31,  December 31,
                                                            2000        1999
                                                         ---------- ------------
   Preferred stock (see below).......................... 12,963,388   9,544,729
   Options..............................................  2,084,255   2,022,860
   Warrants.............................................  1,842,893   1,842,893
   Common stock--subject to repurchase..................    245,174     114,955
                                                         ----------  ----------
                                                         17,135,710  13,525,437
                                                         ==========  ==========

  The preferred stock will automatically convert into common stock on a 1 for .36 basis and certain nonvested common stock will automatically become vested upon completion of an initial public offering of the Company's common stock. Accordingly, pro forma basic and diluted net loss per common share has been calculated by dividing net loss by the weighted average outstanding common shares as if the preferred stock were converted into common stock, and certain nonvested common stock was vested, as of the original date of issuance. Unpaid cumulative dividends converted into notes payable together with accrued interest will also automatically convert into common stock upon completion of an initial public offering based on the initial public offering price. No common stock issuable in connection therewith have been included in the pro forma computation as their effect could not be significant.

[10] Comprehensive loss:

  Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the reporting of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. The Company had no such other comprehensive items to report.

[11] Unaudited interim financial statements:

  The financial information presented as of March 31, 2000 and for the three-month periods ended March 31, 2000 and 1999 is unaudited, but in the opinion of management contains all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation of such financial information. Results of operations for interim periods are not necessarily illustrative of those to be achieved for full fiscal years.

[12] Stock split

  Effective July 31, 2000, the Company received board and stockholder consent for a 1-for-2.8 reverse stock split of the Company's common stock. All common share data have been retroactively restated to reflect the reverse stock split. In addition, the certificate of incorporation will be amended prior to the effective date to authorize 45,000,000 shares of common stock and 5,000,000 shares of preferred stock.

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)


NOTE C--RESEARCH AND COLLABORATION AGREEMENTS

  In August 1995, the Company commenced a research project in which it was the recipient of a three-year Advanced Technology Program ("ATP") award totalling up to $2 million. The ATP is sponsored by the National Institute of Standards and Technology. During 1998, the project was completed and all available funding was utilized.

  In September 1996, the Company commenced a research project in which it was the recipient of a two-year Small Business Innovative Research ("SBIR") award totalling $750,000. The SBIR is sponsored by the National Institute of Health. During 1998, the project was completed and all available funding was utilized.

  In October 1996, the Company entered into a research collaboration with Merck KGaA ("Merck"). During the initial two year term of the agreement and one year extension, Merck provided research and development funding of approximately $2.7 million. In addition, Merck agreed to pay the Company product development milestone payments and royalties on the sales of certain resulting products. No such payments were received. In 1996, Merck made an equity investment in the Company, purchasing 1,000,000 shares of preferred stock at $2.25 per share. The agreement expired in October 1999.

  In June 1997, the Company entered into license agreements with Wyeth-Ayerst Laboratories ("Wyeth"), for the development and marketing of the Company's small molecule thrombin inhibitors. On June 1, 1999 the parties agreed to terminate the agreements with all rights to the program returning to the Company. Upon the signing of the original agreements, Wyeth made a $1 million equity investment in the Company, consisting of 400,000 shares of preferred stock at $2.50 per share. During the term of the agreements, the Company received up-front fees and research funding aggregating approximately $5.6 million.

  In December 1997, the Company entered into a research collaboration with Heska Corporation ("Heska") to assist in the discovery and development of new veterinary therapeutic agents. The agreement originally had a two year research term which has been extended until July 2000. The Company has received up-front payments and research funding aggregating approximately $2.5 million. In addition, the Company could receive milestone payments of up to $10.5 million, depending on whether stipulated milestones are met, for the first product developed and could receive additional milestones if subsequent products are developed. In addition, the Company will receive royalties on sales of resulting products.

  In October 1998, the Company entered into a collaborative research and license agreement with the Agricultural Products Division of E.I. DuPont de Nemours ("DuPont") which allows DuPont to utilize the Company's DirectedDiversity technology to develop and refine agrochemicals. The Company has received up-front license fees and milestone payments of $.4 million and is eligible to receive additional technology licensing fees during the term of the collaboration. The Company could also receive milestone payments aggregating up to $3.7 million depending on whether stipulated milestones are met and depending on the Company's level of contribution to the optimization of the compound. In addition, the Company will receive royalties on the sales of any resulting products.

  In October 1999, the Company entered into a research collaboration and license agreement with AgrEvo GmbH, now part of Aventis Crop Protection GmbH ("Aventis") under which the Company will utilize its DirectedDiversity Technology in the discovery of compounds applicable to plant and pest management and

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

animal health. The initial term of the agreement is for two years. Under the terms of the agreement, the Company received an upfront payment and research funding of approximately $1.0 million and is eligible to receive additional fees for payment for delivery of compounds, research and development funding and license fees totaling $2.7 million. The Company could receive milestone payments of up to $1.75 million, depending on whether stipulated milestones are met, for each compound developed. The Company will also receive royalties on sales of resulting products.

  In December 1999, the Company entered into a collaboration with Boehringer Ingelheim Pharmaceuticals, Inc. ("BIPI") to use our DirectedDiversity technology to assist BIPI in the discovery of new drugs for specific biological targets in humans. In February 2000 BIPI exercised its option and entered into an agreement with a research initial term of two years. The Company has received upfront fees and research funding aggregating approximately $1.2 million and will receive additional committed research funding of approximately $2.1 million over the initial term of the collaboration. The Company could also receive milestone payments up to $2.4 million, depending on whether stipulated milestones are met, for the first product developed and are eligible to receive additional milestones if subsequent products are developed. The Company is also entitled to receive royalties on the sales of resulting products.

  On February 11, 2000, the Company entered into a collaboration with DuPont Pharmaceuticals Company ("DuPont Pharmaceuticals") under which the Company would utilize its DirectedDiversity technology to develop new drugs for specific biological targets. The Company has received upfront fees and research funding aggregating approximately $0.6 million and will receive additional committed research funding of approximately $1.8 million over the initial research term of the collaboration. The Company could also receive milestone payments of up to $6 million, depending on whether stipulated milestones are met, for the first product developed and could receive additional milestones if subsequent products are developed. The Company is also entitled to royalty payments on any resulting products. The Company also entered into an additional agreement, which gives Dupont Pharmaceuticals an option for a non-exclusive license to the Company's DirectedDiversity patents in support of their internal and collaborative research programs.

  On March 1, 2000, the Company was awarded and commenced a research project in which it was the recipient of a two-year Small Business Innovative Research ("SBIR") Award totaling up to $1 million. The SBIR is sponsored by the National Institutes of Health.

  Revenue from foreign corporate collaborators comprised 25%, 23%, 17% and 20% of total collaboration revenues for the three months ended March 31, 2000 and the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE D--PROPERTY AND EQUIPMENT

  Property and equipment, stated at cost, is summarized as follows:

                                                            December 31,
                                             March 31,  ---------------------
                                                2000       1999       1998
                                             ---------- ---------- ----------
   Laboratory equipment, computer software
    and office equipment.................... $7,122,000 $7,075,000 $6,438,000
   Leasehold improvements...................  2,340,000  2,340,000  2,308,000
                                             ---------- ---------- ----------
                                              9,462,000  9,415,000  8,746,000
   Less accumulated depreciation and
    amortization............................  5,465,000  5,101,000  3,536,000
                                             ---------- ---------- ----------
                                             $3,997,000 $4,314,000 $5,210,000
                                             ========== ========== ==========

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

NOTE E--NOTES RECEIVABLE FROM OFFICERS

  At December 31, 1999 the Company has notes receivable from three officers aggregating $70,000 which are collateralized by the officers' beneficial interest in an aggregate of 59,375 shares of common stock of the Company. Under the terms of the notes, interest accrues on the unpaid principal at approximately 6% per annum. Principal and accrued interest is to be paid in four equal installments on the anniversary dates of the loans. In February 1998, 1999 and 2000, the Company forgave the first, second and third installments of the principal and interest due on two of the loans. In September 1998 and 1999, the Company forgave the first and second installment on the third loan. In connection with forgiving certain portions of principal and interest related to these loans, compensation expense was recorded in 1999 and 1998, respectively, in the amount of approximately $58,000 and $77,000.

  The notes mature as follows:

   2000................................................................. $19,000
   2001.................................................................  51,000

  In March 2000, the Company made a loan to an additional officer in the amount of $519,000 to purchase 176,871 restricted shares of the Company's common stock. The loan is collateralized by the officer's beneficial interest in such shares. Under the terms of the note, interest accrues on the unpaid principal at approximately 7% per annum. Principal and accrued interest is to be paid in four equal installments, with the first installment due six months from the date of the loan and later installments due on the anniversary dates of the first loan payment.

  Notes receivable from officers are classified as a portion of capital deficiency.

NOTE F--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consist of the following:

                                                              December 31,
                                               March 31,  ---------------------
                                                  2000       1999       1998
                                               ---------- ---------- ----------
   Professional fees.......................... $  981,000 $1,454,000 $  186,000
   Equipment..................................    119,000    120,000    100,000
   Payroll and related expenses...............    366,000    739,000    393,000
   Trade......................................    451,000    424,000    593,000
                                               ---------- ---------- ----------
                                               $1,917,000 $2,737,000 $1,272,000
                                               ========== ========== ==========

NOTE G--DEBT

[1] Convertible notes payable:

  On November 18, 1999, the Company closed on a convertible note financing for $10 million. The notes bear interest at the rate of prime + 1% per annum (9.5% through December 31, 1999). Principal and interest are due on the first anniversary of the closing date (the "Maturity Date"). If prior to the Maturity Date, the Company raises an additional $10 million through the sale of preferred stock, the notes and any unpaid accrued interest will convert into the preferred stock on the same terms and conditions as given to the new investors. In

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

the event of any consolidation or merger of the Company or in the event of any sale of substantially all of the assets of the Company, at the election of the holders of the notes the Company will (a) repay any unpaid amount, or (b) convert the notes into preferred stock with terms substantially comparable to the currently outstanding Series A-4 preferred stock. In the event that the holders of the notes elect for the notes to be repaid, (option (a) above), the Company must pay the holder of the notes a premium equal to 25% of the outstanding principal amount of the notes. The Company has granted to the buyers of the notes a security interest in certain property and assets of the Company, including all accounts, equipment and fixtures and all patents, patent licenses, trademarks and trademark licenses. This security interest was terminated upon conversion of the notes in March 2000 into Series A-5 preferred shares (see below) and all rights granted under the security interest have reverted to the Company. In connection with this transaction, the Company issued warrants to purchase 1,250,000 shares of common stock exercisable at $3.50 per share for a period of one year. The Company recorded a noncash interest charge in connection with these warrants of $26,000 for the year ended December 31, 1999.

  On March 31, 2000, the Company raised $18.4 million through the sale of 6,121,083 shares of Series A-5 preferred stock at $3.00 per share. In connection therewith, the holders of the convertible notes of $10 million of principal converted their notes and $353,000 of accrued interest into 3,451,165 of Series A-5 preferred shares. Accordingly, the convertible notes and accrued interest of $115,000 have been reclassified to noncurrent liabilities as of December 31, 1999.

[2] Long-term debt:

  Long-term debt, including capital lease obligations was as follows:

                                                              December 31,
                                               March 31,  ---------------------
                                                  2000       1999       1998
                                               ---------- ---------- ----------
   Loans payable.............................. $2,676,000 $2,889,000 $3,290,000
   Capital lease obligations (Note I).........    484,000    580,000  1,013,000
                                               ---------- ---------- ----------
                                                3,160,000  3,469,000  4,303,000
   Current portion of long-term debt..........  1,140,000  1,139,000  1,033,000
                                               ---------- ---------- ----------
   Long-term debt............................. $2,020,000 $2,330,000 $3,270,000
                                               ========== ========== ==========

  During 1998 and 1999, the Company entered into a series of 48-month loans to finance an aggregate of $4,005,000 of laboratory equipment, office equipment and certain tenant improvements at interest rates varying between 10.68% and 11.65%. The loans are payable in monthly installments of principal and interest aggregating $98,000 with final payments in 2002 and 2003 aggregating $362,000 and $39,000. Borrowings related to the purchase of laboratory and office equipment are collateralized by the equipment.

  Long-term debt at December 31, 1999 is payable as follows:

   2000.............................................................. $1,139,000
   2001..............................................................  1,231,000
   2002..............................................................  1,052,000
   2003..............................................................     47,000
                                                                      ----------
   Total............................................................. $3,469,000
                                                                      ==========

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)


NOTE H--FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to disclose estimated fair value for its financial instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term duration of those items. The carrying amounts of convertible notes, debt and notes payable--dividends approximate fair value because the interest rates on such debt approximate the market rate.

NOTE I--CAPITAL LEASE OBLIGATIONS

  The Company has entered into a series of 48-month lease agreements to finance $3,183,000 of laboratory and office equipment purchases. All of the equipment leased under these agreements are accounted for as capital leases. The net book value of the equipment held under capital leases was $463,000, $555,000 and $993,000 at March 31, 2000, December 31, 1999 and 1998, respectively.

  Future lease payments as of December 31, 1999 are as follows:

      Year Ending
      December 31,                                                      Amount
      ------------                                                     --------
        2000.......................................................... $383,000
        2001..........................................................  251,000
                                                                       --------
      Total minimum lease payments....................................  634,000
      Less amounts representing interest..............................   54,000
                                                                       --------
      Present value of future lease payments at end of year........... $580,000
                                                                       ========

  Under these agreements, the Company granted its leasing companies warrants expiring in 2004 to purchase 187,625 shares of Series A-1 preferred stock at an exercise price of $1.00 per share and 4,500 shares of common stock at an exercise price of $7.00 per share. The value of these warrants was not considered significant at the dates of grant.

NOTE J--REDEEMABLE PREFERRED STOCK AND EQUITY SECURITIES

[1] Preferred stock:

  In March 1997, the Company issued 10,304,264 shares of Series A-3 preferred stock for $1.21 per share for aggregate proceeds of $12,446,000, net of expenses.

  In January 1998, the Company issued 4,000,000 shares of Series A-4 preferred stock for $2.60 per share for aggregate proceeds of $10,372,000, net of expenses.

  As set forth in Note G, on March 31, 2000, the Company issued 6,121,083 shares of Series A-5 preferred stock for $3.00 per share for aggregate proceeds of $18,363,000, net of expenses. In addition, an additional 3,451,165 shares were issued upon the conversion of $10,000,000 of notes plus $353,000 of accrued interest.

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

  Redeemable convertible preferred Series A consists of:

                                                            December 31,
                                            March 31,  -----------------------
                                              2000        1999        1998
                                           ----------- ----------- -----------
Redeemable convertible Series A-1--$.001
 par value;
 6,926,461 shares authorized, 6,686,986
 shares issued and outstanding,
 (liquidating preference $6,686,986)...... $ 6,611,000 $ 6,611,000 $ 6,611,000
Redeemable convertible Series A-2--$.001
 par value;
 4,333,990 shares authorized, 4,333,990
 shares issued and outstanding,
 (liquidating preference $5,417,488)......   5,405,000   5,405,000   5,405,000
Redeemable convertible Series A-3--$.001
 par value;
 10,304,264 shares authorized, 10,304,264
 shares issued and outstanding,
 (liquidating preference $12,500,000).....  12,446,000  12,446,000  12,446,000
Redeemable convertible Series A-4--$.001
 par value;
 4,000,000 shares authorized, 4,000,000
 shares issued and outstanding,
 (liquidating preference $10,400,000).....  10,372,000  10,372,000  10,372,000
Redeemable convertible Series A-5, $.001
 par value;
 9,572,248 shares authorized, 9,572,248
 shares issued and outstanding,
 (liquidating preference $28,716,744).....  28,716,000
                                           ----------- ----------- -----------
                                           $63,550,000 $34,834,000 $34,834,000
                                           =========== =========== ===========

  Convertible preferred stock consists of convertible Series B--$.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding, liquidating preference of $2,250,000 and convertible Series C--$.001 par value, 5,000,000 shares authorized, 400,000 shares issued and outstanding, liquidating preference of $1,000,000.

  The Series A-1, A-2, A-3, A-4, A-5, B, and C preferred shares have a liquidation preference of $1.00, $1.25, $1.21, $2.60, $3.00, $2.25 and $2.50
per share, respectively, plus an amount equal to any accrued but unpaid cumulative dividends and any declared but unpaid dividends. The Series A-1, A-2, A-3, A-4 and A-5 shares are redeemable at the option of the stockholder in 25% annual increments commencing on March 12, 2002 at their original purchase price, plus an amount equal to any accrued but unpaid cumulative dividends and any declared but unpaid dividends. The shares of all series are convertible into common shares of the Company on a 1 to .36 basis, after giving effect to reverse common stock split in July, 2000 (see note B[12]) subject to certain adjustments based on future issuances of common stock. In addition, all outstanding Series A, B and C preferred shares will automatically convert into common shares of the Company on a 1 to 1 basis upon completion of an initial public offering of the Company's common stock. The shares of all series are entitled to one vote per share. The Series A shares provide for cumulative dividends of 10% per share per annum (based on the original issue price), first commencing for the Series A-1 shares on October 14, 1998. The Series A-2 through A-5 shares, which were issued from 1996 through 2000, provide for 10% annual cumulative dividends from and after the fifth anniversary of the date each such series was originally issued.

  In December 1998, the Company declared a 10% per share dividend (based on the original issue price) payable on January 1, 1999 for the Series A-1 shares for the portion of the quarterly period beginning October 14, 1998 and ending December 31, 1998. Thereafter the Company has declared dividends at each calendar quarter through September 30, 1999. The Company's board did not declare a dividend at December 31, 1999, therefore dividends of $167,000 were in arrears at year-end 1999. On April 20, 2000, the Company's board declared a dividend for $334,000 covering the period beginning October 1, 1999 and ending

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

March 31, 2000 and issued a note payable for such dividend. All dividends declared during 1999 were paid during 1999 by issuing to each holder of Series A-1 stock a note payable for the amount of the declared dividend. The notes bear interest at 10% per annum and principal and interest are due no later than five years from the date of issuance. Principal and interest are convertible into common stock at the closing date of an initial public offering ("IPO"), as defined, at the IPO price.

[2] Equity compensation plan:

  The Company's equity compensation plan (the "Plan"), as amended, provides for the issuance of restricted stock and the granting of both incentive stock options and nonqualified stock options to purchase a total of 2,883,929 shares of common stock. The options vest over various periods, not exceeding five years, and expire no later than ten years from date of grant. On March 30, 2000, the Company increased the number of shares under the Plan by 446,428 to 3,330,357 shares of common stock.

  The Plan is administered by a committee of the Board of Directors. The committee has the authority to determine the term during which an option may be exercised (provided that no option may have a term of more than 10 years), the exercise price of an option and the rate at which options may be exercised. Incentive stock options may be granted only to employees of the Company. Nonqualified stock options may be granted to employees, directors, or consultants of the Company. For incentive stock options, the exercise price may not be less than the fair value of the stock on the date of grant.

  The Company applies APB 25 in accounting for its employee stock options awards, which requires the recognition of compensation expense for the difference between the estimated market value of the underlying common stock and the exercise price of the option at the grant date.

  Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The weighted average fair value of options granted during years ended December 31, 1999 and 1998 is estimated to be $.35 and $.30, respectively. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                          Three Months
                                              Ended            Year Ended
                                            March 31,         December 31,
                                         --------------- -----------------------
                                          2000    1999    1999    1998    1997
                                         ------- ------- ------- ------- -------
   Risk-free interest rate..............   6%     5.5%    6.6%    5.5%     6%
   Expected life........................ 6 years 6 years 6 years 6 years 7 years
   Expected volatility..................   10%     10%     10%     10%     10%
   Dividend yield.......................   0%      0%      0%      0%      0%

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)


  Had compensation cost for the Company's stock options been determined based upon the fair value at the grant date for awards under the Plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and net loss per share would be as follows:

                          Three Months Ended                Year Ended
                               March 31,                   December 31,
                         ----------------------  -----------------------------------
                            2000        1999        1999         1998        1997
                         ----------  ----------  -----------  ----------  ----------
Net loss:
  Historical............ $3,742,000  $2,740,000  $15,969,000  $9,711,000  $5,565,000
  Pro forma.............  3,877,000   2,847,000   16,398,000   9,880,000   5,670,000
Basic and diluted net
 loss per share:
  Historical............ $    (5.92) $    (5.01) $    (27.37) $   (22.20) $   (27.55)
  Pro forma............. $    (6.13) $    (5.20) $    (28.07) $   (22.58) $   (28.07)

  The following table summarizes information about stock option activity during the periods indicated:

                                    Incentive Options   Nonqualified Options
                                    ------------------- ------------------------
                                               Weighted               Weighted
                                               Average                Average
                                               Exercise               Exercise
                                     Shares     Price     Shares       Price
                                    ---------  -------- -----------  -----------
Balance--December 31, 1996.........   247,079   $0.554       69,321   $   0.400
Granted............................   628,756    1.862       19,643       1.159
Exercised..........................   (22,774)   0.498       (5,964)      0.235
Terminated.........................   (25,523)   0.652
                                    ---------           -----------

Balance--December 31, 1997.........   827,538   $1.540       83,000   $   0.588
Granted............................   406,639    2.940       88,808       2.940
Exercised..........................   (85,540)   0.750      (11,321)      0.221
Terminated.........................  (128,488)   2.250
                                    ---------           -----------

Balance--December 31, 1998......... 1,020,149    2.080      160,487       1.918
Granted............................   157,585    2.940      727,619       3.674
Exercised..........................   (11,439)   0.966
Terminated.........................   (31,541)   2.648
                                    ---------           -----------

Balance--December 31, 1999......... 1,134,754    2.195      888,106       3.354
Granted............................   213,036    6.255       63,393       6.30
Exercised..........................   (45,389)   2.495     (145,238)      2.906
Terminated.........................   (24,407)   2.363
                                    ---------           -----------

Balance--March 31, 2000............ 1,277,994    2.856      806,261       3.668
                                    =========           ===========

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)


  In addition to the stock option activity, the Company issued net of 183,095 and 18,750 shares that were reacquired in 1998 and 1994, respectively, 566,190 shares of restricted stock at $.03-$2.94 per share under the Plan through March 31, 2000.

  As of March 31, 2000 and December 31, 1999, options and restricted stock for 314,336 and 119,929 common shares, respectively, were available for future grant under the Plan.

  At March 31, 2000 and December 31, 1999, the weighted average remaining contractual life of options outstanding was 8.33 years and 7.95 years, respectively.

  The following table presents information relating to stock options outstanding and exercisable at December 31, 1999 and March 31, 2000:

                                             December 31, 1999
                          -------------------------------------------------------
                                 Options Outstanding         Options Exercisable
                          ---------------------------------- --------------------
                                        Weighted
                                         Average    Weighted             Weighted
                                        Remaining   Average              Average
                            Number     Contractual  Exercise   Number    Exercise
                          Outstanding Life in Years  Price   Exercisable  Price
                          ----------- ------------- -------- ----------- --------
Incentive stock options:
  $0.03 to $2.80........     627,375      7.15       $1.590    328,288    $1.523
  $2.83 to $2.94........     507,379      8.58       $2.94     103,086    $2.94
                           ---------                           -------
                           1,134,754                 $2.195    431,374    $1.862
                           =========                 ======    =======    ======
Nonqualified stock
 options:
  $0.03 to $2.80........      71,679      5.85       $0.649     61,560    $0.574
  $2.83 to $7.28........     816,427      9.56       $3.592     53,837    $2.94
                           ---------                           -------
                             888,106                 $3.354    115,397    $1.677
                           =========                 ======    =======    ======

                                             March 31, 2000
                           ---------------------------------------------------
                                Options Outstanding       Options Exercisable
                           ------------------------------ --------------------
                                       Weighted
                                        Average  Weighted             Weighted
                                       Remaining Average              Average
                             Number     Life in  Exercise   Number    Exercise
Range of Exercise Price    Outstanding   Years    Price   Exercisable  Price
-----------------------    ----------- --------- -------- ----------- --------
Incentive stock options:
  $0.03 to $2.80..........    607,301    6.91     $1.604    341,577    $1.495
  $2.83 to $6.30..........    670,693    8.80     $3.707    154,027     $2.94
                            ---------                       -------
                            1,277,994             $2.856    495,604    $1.943
                            =========             ======    =======    ======
Nonqualified stock
 options:
  $0.03 to $2.80..........     69,297    5.55     $0.644     63,940    $0.579
  $2.83 to $7.28..........    736,963    9.34     $3.953     55,838    $ 2.94
                            ---------                       -------
                              806,260             $3.668    117,778    $1.660
                            =========             ======    =======    ======

  In 1998, the Company entered into an agreement with a former officer in which the Company repurchased 94,866 shares of common stock, which collateralized a note receivable held by the Company. In addition, the

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

Company also accelerated vesting on 32,425 shares of restricted stock and incentive stock options in connection with the termination of this officer. In connection with this modification of terms to the original grants, the Company recorded a charge to compensation expense of $66,000 as of the date of termination.

  During the three months ended March 31, 2000 in connection with the grant of options to employees, the Company recorded deferred stock compensation of $524,000, representing the difference between the exercise price and the estimated market value of the Company's common stock on the date such stock options were granted. Deferred compensation is included as a component of stockholders deficit and is being amortized to expense over the vesting period of the stock options.

[3] Warrants:

  At March 31, 2000 and December 31, 1999, the Company has outstanding warrants to purchase common shares, all of which are exercisable, as follows:

                                                                       Number of
                                                                        Common
      Exercise                                              Expiration  Shares
      Price                                                    Date    Reserved
      --------                                              ---------- ---------
       $3.50...............................................    2000    1,250,000
       $0.03...............................................    2005      107,143
       $0.03...............................................    2006      360,009
       $0.03...............................................    2007       35,714
       $7.00...............................................    2004        4,500
                                                                       ---------
                                                                       1,757,366
                                                                       =========

  In addition at March 31, 2000 and December 31, 1999 the Company has outstanding warrants to purchase 239,475 shares of Series A-1 preferred stock at an exercise price of $1.00 per share which become convertible into 85,527 shares of common stock.

  The weighted average exercise price at March 31, 2000 and December 31, 1999 was $2.52. At March 31, 2000 and December 31, 1999, the weighted average remaining contractual life of warrants outstanding was 2.30 and 2.55 years, respectively.

[4] Common stock subject to repurchase:

  As of March 31, 2000 and December 31, 1999, respectively, 245,174 and 114,955 shares of common stock are subject to repurchase by the Company. The shares are subject to repurchase at the Company's option at the original purchase prices, ranging from $.70 to $2.94, in the event that the purchaser's relationship with the Company is terminated. The number of shares subject to repurchase by the Company decreases by 25% on the one-year anniversary of the sale, and further reduces upon later anniversary dates. In addition, 45,982 shares of the 245,174 shares subject to repurchase, vest with the purchaser at the completion of the Company's initial public offering.

NOTE K--401(K) PLAN

  The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company at its discretion may make certain contributions to the

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

plan. However, no such contributions have been made through December 31, 1999 and for the three-month period ended March 31, 2000.

NOTE L--COMMITMENT

  During 1995, the Company entered into a 10-year operating lease for office and laboratory facilities. In November 1997, the Company amended and restated its lease to provide additional office and laboratory space. The amended and restated lease will expire in June 2008. In connection with this transaction, the Company agreed to pay for one half of the anticipated leasehold improvement costs. The Company's portion of these costs was approximately $900,000, which has been recorded as leasehold improvements, to be amortized over the term of the lease. The amended and restated lease provides for minimum annual rentals as follows:

                            Year Ending
                            December 31,                                Amount
                            ------------                              ----------
      2000........................................................... $  516,000
      2001...........................................................    516,000
      2002...........................................................    516,000
      2003...........................................................    516,000
      2004...........................................................    516,000
      Thereafter.....................................................  1,545,000
                                                                      ----------
                                                                      $4,125,000
                                                                      ==========

  The lease provides for escalations for increases in real estate taxes and certain operating expenses.

  Rent expense was $129,000, $129,000, $516,000, $401,000 and $267,000 for the
three months ended March 31, 2000 and 1999 and the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE M--CONTINGENCY

  In October 1998, a complaint was filed in the United States District Court for the District of Delaware, by Anadys Pharmaceuticals, Inc. alleging that the Company infringed two Anadys U.S. Patents. On March 7, 2000 (the "Effective Date"), the Company and Anadys entered into a Settlement Agreement for a total of $1.5 million for settlement of the litigation. The amount is payable by the Company in three equal installments of $500,000 on each of the following dates:
(a) the Effective Date; (b) six months after the Effective Date; and (c) the first anniversary of the Effective Date. The amount payable was accrued as of December 31, 1999.

NOTE N--INCOME TAXES

  At December 31, 1999 the Company has a net operating loss carryforward and a research and development credit carryforward for federal income tax purposes of approximately $40,370,000 and $831,000, respectively, which expires through 2019.

  Temporary differences at December 31, 1999 and March 31, 2000 result primarily from certain operating expenses, which were capitalized and amortized as start-up costs for federal income tax purposes and expensed for financial reporting purposes. At December 31, 1999 and March 31, 2000 the Company has deferred tax assets of approximately $19,168,000 and $20,894,000, respectively. The Company has not recorded a benefit from its net operating loss or research and development credit carryforwards or capitalized start-up costs,

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                           December 31, 1999 and 1998
  (Unaudited with respect to March 31, 2000 and the three-month periods ended
                            March 31, 2000 and 1999)

because realization of the benefit is uncertain and, therefore, a valuation allowance of $19,168,000 and $20,894,000 has been provided for the deferred tax asset at December 31, 1999 and March 31, 2000, respectively. The difference between the statutory tax rate of 34% and the Company's effective tax rate of 0% is due to the increase in the valuation allowance of $6,805,000 (1999), $4,040,000 (1998), $2,415,000 (1997), $1,726,000 (3 months--2000) and $997,000
(3 months--1999).

  The Company may be subject to an annual limitation on the utilization of its net operating loss and research and development tax credit carryforwards under
Section 382 of the Internal Revenue Code.

NOTE O--SUBSEQUENT EVENT (UNAUDITED)


 Schering AG

  In May 2000, the Company entered into a license and research agreement with Schering AG, Germany, in which Schering AG obtained, for human therapeutic uses, exclusive worldwide rights to our urokinase inhibitor compounds. During the initial two year research and development term the Company is to receive payments for research funding totaling $5 million. In addition, the Company is eligible to receive milestone payments up to approximately $23 million, depending on whether stipulated milestones are met, for the first product developed in a therapeutic area and future milestones for additional therapeutic areas and royalties on the sales of resulting products. In connection with the agreement, an affiliate of Schering AG made a $5 million equity investment consisting of 625,000 shares of Series D preferred stock at $8.00 per share.

 Bristol-Myers Squibb Company

  In July 2000, the Company entered into a collaboration with Bristol-Myers Squibb Company, or BMS, under which the Company will use its DiscoverWorks technologies to assist BMS in the discovery and development of new human drugs for specific biological targets. In the initial three-year term of the research collaboration, BMS will supply at least 30 biological targets and the Company will create chemical libraries and screen such libraries against these targets. Thereafter, the parties will agree upon which organization will conduct subsequent lead optimization and development activities of active hits toward creating pre-clinical drug candidates. Patentable subject matter resulting from this collaboration will be assigned according to U.S. practice for identifying inventorship. In addition to its collaboration in this research, BMS will be primarily responsible for pre-clinical and clinical development, and for marketing and sales of any resulting products.

  BMS may terminate research activities with 90 days notice, without cause, but must pay any remaining costs of the initial research term or one-half of the remaining cost of any extended term. Following the end of the initial research or any extended research term, either party may terminate the agreement on 30 days notice if no compound is being optimized or developed under the collaborative agreement. Otherwise, the agreement will remain in effect for 10 years from the first commercial sale of a product identified from the research program or until the expiration of patent rights relating to such product.

  The Company has also granted BMS non-exclusive licenses under DirectedDiversity patent rights for the duration of the rights and non-exclusive perpetual licenses under ThermoFluor and Protein Expression and Refolding Technology for use by BMS in their research and development programs in exchange for licensing fees. BMS also has the opportunity to purchase from us ThermoFluor instruments. In addition, BMS has subscribed to the Company's planned Proteomica G-Protein Coupled Receptor ("GPCR") structure database. BMS will pay user fees based on the content of the database which are contingent upon the Company's successful determination of one or more GPCR structures.

  The Company will receive upfront licensing and technology access fees amounting to $23.5 million, and committed research funding of $14.4 million over the first three years of the collaboration as well as payments for any purchases of ThermoFlour instruments. In addition, the Company will receive milestone payments through the clinical development stages, and royalty payments on sales of any resulting products, with the amount at each level determined based on our involvement in the related optimization and development activities. For each compound, depending on whether all pre-clinical and clinical milestones are met, we could receive milestone payments aggregating up to between $4.5 million and $15 million, depending on our level of contribution to the development of the compound.

NOTE P--PRO FORMA BALANCE SHEET (UNAUDITED)

  The pro forma balance sheet at March 31, 2000 reflects the conversion of (a) the outstanding Series A, B and C preferred shares, (b) notes payable of $645,000 issued in payment of Series A-1 preferred stock dividends together with accrued interest of $56,000, and (c) accrued Series A-1 cumulative dividends of $334,000 which were declared and for which notes were issued on April 20, 2000 covering the period October 1, 1999 through March 31, 2000, into 13,037,324 shares of common stock as if such conversion had taken place at such date. The preferred shares will automatically convert into common shares of the Company on a 1 to .36 basis upon completion of an IPO of the Company's common stock. Principal and accrued interest on the notes which automatically convert at the completion of the IPO are assumed to convert into 73,936 common shares based on an estimated IPO price of $14.00.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this pro-spectus or any sale of our common stock.

Until       , 2000, all dealers that effect transactions of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a pro-spectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             --------------------
                               TABLE OF CONTENTS
                             --------------------

                                                                          Page
                                                                          ----
Summary..................................................................   1
Recent Developments......................................................   7
Risk Factors.............................................................   9
Forward-Looking Statements...............................................  23
Use of Proceeds..........................................................  24
Dividend Policy..........................................................  24
Capitalization...........................................................  25
Dilution.................................................................  26
Selected Financial Information...........................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Our Business.............................................................  32
Management...............................................................  55
Certain Relationships and Related Transactions...........................  68
Principal Stockholders...................................................  71
Description of Capital Stock.............................................  74
Shares Eligible for Future Sale..........................................  77
Underwriting.............................................................  79
Legal Matters............................................................  82
Experts..................................................................  82
Additional Information About Us..........................................  82
Financial Statements..................................................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                 [LOGO OF 3-DIMENSIONAL PHARMACEUTICALS, INC.]


                                4,000,000 Shares

                                  Common Stock

                             --------------------
                                   PROSPECTUS
                             --------------------

                            Bear, Stearns & Co. Inc.

                                   Chase H&Q

                           U.S. Bancorp Piper Jaffray

                                        , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The expenses (other than underwriting discounts and commissions) payable in connection with this offering are as follows:

   Securities and Exchange Commission registration fee............. $   18,480
   NASD filing fee.................................................      7,500
   Nasdaq filing fee...............................................    100,000
   Printing and engraving expenses.................................    200,000
   Legal fees and expenses.........................................    400,000
   Accounting fees and expenses....................................    100,000
   Blue Sky fees and expenses (including legal fees)...............     10,000
   Transfer agent and rights agent and registrar fees and
    expenses.......................................................     25,000
   Miscellaneous...................................................    139,020
                                                                    ----------
     Total......................................................... $1,000,000
                                                                    ==========

  All expenses are estimated except for the SEC fee and the NASD fee.

Item 14. Indemnification of Directors and Officers

  The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The Registrant's bylaws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is a director or officer of the Registrant, against all liability and loss suffered and expenses reasonably incurred by such person in connection with such proceeding. Such indemnification is mandatory under the Registrant' bylaws as to expenses reasonably incurred. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant currently has a directors' and officers' liability insurance policy.

  The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers, and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to the form of Underwriting Agreement filed as
Exhibit 1.1 hereto.

Item 15. Recent Sales of Unregistered Securities

  Since our inception, we have issued the following securities that were not registered under the Act (all amounts are on a pre-split basis and are as of June 30, 2000):

  Since our inception, we have issued an aggregate of 2,730,395 shares of common stock, par value $0.001 per share. These shares include 11,974 shares of common stock issued in July 1996 at a purchase price per share of $0.01 for a total of $120, 1,113,088 shares of common stock issued upon exercise of options granted under our equity compensation plan at a weighted average exercise price of $0.62 per share and 2,170,500 shares of common stock issued in the form of restricted stock grants under our equity compensation plan at a weighted average purchase price of $0.24 per share, of which 565,167 shares have been repurchased by the Company. All such sales and issuances were deemed to be exempt from registration under Section 4(2) of the Act and/or Rule 701, or Regulation D or Regulation S promulgated thereunder.

  Since our inception we have also issued an aggregate of 36,922,488 shares of preferred stock, par value of $0.001 per share. These shares include (i) 6,686,986 shares of series A-1 preferred stock prior to 1996 at a purchase price per share of $1.00, for a total of approximately $6.7 million; (ii) 4,333,990 shares of series A-2 preferred stock issued in October 1996 at a purchase price per share of $1.25, for a total of approximately $5.4 million;
(iii) 10,304,264 shares of series A-3 preferred stock issued in March 1997 at a purchase price per share of $1.21, for a total of approximately $12.5 million;
(iv) 4,000,000 shares of series A-4 issued in January 1998 at a purchase price per share of $2.60 for a total of approximately $10.4 million; (v) 9,572,248 shares of series A-5 preferred stock issued in March 2000 at a purchase price per share of $3.00, for a total of approximately $28.7 million, which amount includes 3,451,165 shares issued upon the conversion of convertible promissory notes issued in November 1999; (vi) 1,000,000 shares of series B preferred stock issued in October 1996 at a purchase price per share of $2.25 for a total of approximately $2.3 million; (viii) 400,000 shares of series C preferred stock issued in June 1997 at a purchase price per share of $2.50 for a total of approximately $1.0 million; and (ix) 625,000 shares of series D preferred stock issued in May 2000 at a purchase price per share of $8.00 for a total of approximately $5.0 million. All such sales and issuances were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2), Regulation D or Regulation S promulgated thereunder.

  Since our inception, we have issued warrants to purchase a total of 4,932,600 shares of common stock and 239,475 shares of series A-1 preferred stock which will either be exercised prior to the completion of this offering or become exercisable for 239,475 shares of common stock upon the completion of this offering.

  The warrants we have issued consist of warrants to purchase a total of 1,320,000 shares of common stock issued prior to 1997 at an exercise price of $0.01 per share, including warrants to purchase 11,974 shares which were exercised in July 1996, and warrants to purchase (i) 3,500,000 shares of common stock at an exercise price of $1.25 per share issued in November 1999; (ii) 12,600 shares of common stock at an exercise price of $2.50 per share issued in June 1997; (iii) 239,475 shares of series A-1 preferred stock, which will either be exercised prior to the completion of this offering or become exercisable for 239,475 shares of common stock at an exercise price of $1.00 per share reissued in July 1998; and (iv) 100,000 shares of common stock at an exercise price of $0.01 per share issued in March 1997. All such sales and issuances were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2), Regulation D or Regulation S promulgated thereunder.

  Under our equity compensation plan, as of June 30, 2000, 5,914,735 shares are issuable upon the exercise of options outstanding under the plan at a weighted average exercise price of $1.23 per share and 2,718,421 shares have been issued under the plan, including 706,488 shares subject to repurchase at a weighted average purchase price of $0.92 per share. For a more detailed description of our equity compensation plan, see Management--Equity Compensation Plan. In granting the options and selling the underlying securities upon exercises of the options, we are relying upon exemption from registration set forth in
Section 4(2) of the Act and/or Rule 701, Regulation D or Regulation S promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits:

 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement.!

  3.1 Seventh Restated Certificate of Incorporation of the Company, which is currently in effect.!

  3.2    Bylaws of the Company, which are currently in effect.!

  3.3 Form of Eighth Restated Certificate of Incorporation of the Company, to be filed prior to the closing of this offering.!

  3.4 Form of Ninth Restated Certificate of Incorporation of the Company, to become effective upon the closing of this offering.!

  3.5 Form of Amended and Restated Bylaws of the Company, to become effective upon the closing of this offering.!

  4.1    Form of Common Stock Certificate of Company.!

  5.1    Opinion of Morgan, Lewis & Bockius LLP.!

 10.1 3-Dimensional Pharmaceuticals, Inc. Equity Compensation Plan, as amended.!

 10.2    Third Amended and Restated Stockholders' Agreement by and among the
         Company and the Stockholders identified therein, dated March 31, 2000.!

 10.3    Series B Preferred Stock Purchase Agreement between the Company and
         Merck KgaA, dated October 11, 1996.!

 10.4    Series C Preferred Stock Purchase Agreement between the Company and
         American Home Products Corporation, dated June 13, 1997.!

 10.5    Series D Preferred Stock Purchase Agreement between the Company and
         Schering Berlin Venture Corporation, dated May 17, 2000.!

 10.6    Warrant to Purchase Common Stock of the Company issued to HealthCare
         Ventures III, L.P., dated November 18, 1999.!

 10.7    Warrant to Purchase Common Stock of the Company issued to HealthCare
         Ventures IV, L.P., dated November 18, 1999.!

 10.8    Warrant to Purchase Common Stock of the Company issued to Rho
         Management Trust II, dated November 18, 1999.!

 10.9    Warrant to Purchase Common Stock of the Company issued to Aetna Life
         Insurance Company, dated November 18, 1999.!

 10.10   Warrant to Purchase Common Stock of the Company issued to Henry
         Rothman, dated November 18, 1999.!

 10.11   Warrant to Purchase Common Stock of the Company issued to Abingworth
         Bioventures SICAV, dated November 18, 1999.!

 10.12   Warrant to Purchase Common Stock of the Company issued to Sentron
         Medical, Inc., dated November 18, 1999.!

 10.13   Warrant to Purchase Common Stock of the Company issued to Biotech
         Growth S.A., dated November 18, 1999.!

 Exhibit
 Number                                Description
 -------                               -----------
 10.14   Employment Offer Letter to David C. U'Prichard, dated September 1,
         1999.!

 10.15   Settlement Agreement between the Company and Anadys Pharmaceuticals,
         Inc., dated March 7, 2000.!@

 10.16   Research Collaboration Agreement between the Company and Biocryst
         Pharmaceuticals, Inc., dated October 18, 1996, and Amendment No.1 thereto, dated October 18, 1996.!@

 10.17   Collaborative Discovery and Lead Optimization Agreement between the
         Company and Boehringer Ingelheim Pharmaceuticals, Inc., dated December
         17, 1999.!@

 10.18   Collaborative Research and License Agreement between the Company and
         Hoechst Schering AgrEvo GmbH, now a part of Aventis Crop Science CmbH, dated October 18, 1999.!@

 10.19   Collaborative Research and License Agreement between the Company and
         E.I. DuPont de Nemours & Co., dated October 12, 1998.!@

 10.20   Collaborative Discovery and Lead Optimization Agreement between the
         Company and DuPont Pharmaceuticals Company, dated February 11, 2000.!*

 10.21   Nonexclusive Patent License Agreement between the Company and DuPont
         Pharmaceuticals Company, dated February 11, 2000.!@

 10.22   Research and License Agreement between the Company and the Heska
         Corporation, dated December 18, 1997, and Amendment No.1 thereto, dated December 18, 1997.!@

 10.23   License and Research Agreement between the Company and Schering AG,
         Germany, dated May 17, 2000.!@

 10.24   Master Loan and Security Agreement between the Company and Phoenixcor,
         Inc., dated June 18, 1998.!

 10.25   Amended and Restated Lease for Combination Office/Laboratory/Light
         Manufacturing Space at Eagleview Corporate Center Lot 28 between the
         Company and Eagleview Technology Partners, dated December 12, 1997.!

 10.26   Master Lease Agreement between the Company and Transamerica Business
         Credit Corporation, dated June 12, 1997.!

 10.27   Warrant to Purchase Common Stock of the Company issued to Transamerica
         Business Credit Corporation, dated June 12, 1997.!

 10.28 Master Lease Agreement, Loan Agreement and Subordination Agreement between the Company and Comdisco, Inc., dated March 7, 1994.!

 10.29   Warrant to Purchase Series A Preferred Stock, originally dated March
         7, 1994 and reissued to CDC Realty, Inc., dated July 21, 1998.!

 10.30   Warrant to Purchase Series A Preferred Stock, originally dated March
         7, 1994 and reissued to Gregory Stento, dated July 21, 1998.!

 10.31   Warrant to Purchase Series A Preferred Stock, originally dated April
         25, 1995 and reissued to Comdisco, Inc., dated July 21, 1998.!

 10.32   Warrant to Purchase Series A Preferred Stock, originally dated April
         25, 1995 and reissued to Gregory Stento, dated July 21, 1998.!

 10.33   Form of Warrant to Purchase Common Stock (along with Schedule of
         Holders of Certain Warrants to Purchase Common Stock).!

 Exhibit
 Number                                Description
 -------                               -----------
 10.34   3-Dimensional Pharmaceuticals, Inc. 2000 Equity Compensation Plan, to
         become effective upon the closing of this offering.!

 10.35   DiscoverWorks(TM) Drug Discovery Collaboration Agreement between the
         Company and Bristol-Myers Squibb Company, dated July 7, 2000.!@

 10.36 DiscoverWorks(TM) Nonexclusive License and Purchase Agreement between the Company and Bristol-Myers Squibb Company, dated July 7, 2000.!@

 10.37   GPCR License and User Agreement between the Company and Bristol-Myers
         Squibb Company, dated July 7, 2000.!@

 10.38   PERT Internal Use License and Option Agreement between the Company and
         Bristol-Myers Squibb Company, dated July 7, 2000.!@

 21.1    Subsidiaries of the Registrant.!

 23.1    Consent of Richard A. Eisner & Company, LLP.*

 23.2    Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit
         5.1).!

 24.1    Power of Attorney (included on signature page).!

 27.1    Financial Data Schedule.!

--------
*  Filed herewith.
#  To be filed by amendment.
!  Previously filed.
@ Confidential treatment will be requested with respect to portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

  (b) Financial Statement Schedules

     Schedule II--Valuation and Qualifying accounts.

  All other information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17. Undertakings.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes (1) to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser; (2) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430(A) and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Exton, Pennsylvania, on August 2, 2000.

                                          3-Dimensional Pharmaceuticals, Inc.

                                                  /s/ David C. U'Prichard
                                          By___________________________________
                                                    David C. U'Prichard
                                                  Chief Executive Officer

  Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

     /s/ David C. U'Prichard           Chief Executive Officer      August 2, 2000
______________________________________  and Director (Principal
         David C. U'Prichard            Executive Officer)

      /s/ Michael J. Wassil            Vice President and Chief     August 2, 2000
______________________________________  Financial Officer
          Michael J. Wassil             (Principal Financial
                                        Officer)

       /s/ Scott M. Horvitz            Vice President, Finance      August 2, 2000
______________________________________  and Administration
           Scott M. Horvitz             (Principal Accounting
                                        Officer)

      /s/ F. Raymond Salemme           President, Chief             August 2, 2000
______________________________________  Scientific Officer and
          F. Raymond Salemme            Director

                  *                    Director                     August 2, 2000
______________________________________
           Stephen Bunting

                  *                    Director                     August 2, 2000
______________________________________
           Bernard Canavan

                  *                    Director                     August 2, 2000
______________________________________
          James H. Cavanaugh

                  *                    Director                     August 2, 2000
______________________________________
           Zola P. Horovitz

                  *                    Director                     August 2, 2000
______________________________________
            David R. King

                  *                    Director                     August 2, 2000
______________________________________
             Joshua Ruch

                  *                    Director                     August 2, 2000
______________________________________
           Harold R. Werner

     /s/ David C. U'Prichard
*By______________________________
       David C. U'Prichard
   Attorney-in-fact and Agent

                  INDEPENDENT AUDITORS' REPORT ON SCHEDULE II

Board of Directors and Stockholders
3-Dimensional Pharmaceuticals, Inc.

  Our audits were conducted for the purpose of forming an opinion on the basic financial statements of 3-Dimensional Pharmaceuticals, Inc. as of December 31, 1999 (consolidated) and 1998 and for each of the years in the three-year period ended December 31, 1999 taken as a whole. The information included on Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Also, such schedule presents fairly the information set forth therein in compliance with the applicable accounting regulations of the Securities and Exchange Commission.

New York, New York
February 25, 2000

                      3-DIMENSIONAL PHARMACEUTICALS, INC.

                 Schedule II--Valuation and Qualifying Accounts
                                 (in thousands)

        Column A           Column B           Column C             Column D   Column E
        --------          ---------- --------------------------- ------------ ---------
                          Balance at Charged in    Charge to                   Balance
                          Beginning  Costs and  Other Accounts-- Deductions-- at End of
      Description         of Period   Expenses      Describe       Describe    Period
      -----------         ---------- ---------- ---------------- ------------ ---------
Accumulated depreciation
 and amortization:
  Year ended December
   31, 1997.............   $ 1,190     $  860        $  --          $  --      $ 2,050
  Year ended December
   31, 1998.............     2,050      1,486           --             --        3,536
  Year ended December
   31, 1999.............     3,536      1,565           --             --        5,101
Tax asset valuation
 allowance:
  Year ended December
   31, 1997.............   $ 5,908     $2,415        $  --          $  --      $ 8,323
  Year ended December
   31, 1998.............     8,323      4,040           --             --       12,363
  Year ended December
   31, 1999.............    12,363      6,805           --             --       19,168

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1    Form of Underwriting Agreement.!

  3.1 Seventh Restated Certificate of Incorporation of the Company, which is currently in effect.!

  3.2    Bylaws of the Company, which are currently in effect.!

  3.3    Form of Eighth Restated Certificate of Incorporation of the Company;
         to be filed prior to the closing of this offering.!

  3.4 Form of Ninth Restated Certificate of Incorporation of the Company, to become effective upon the closing of this offering.!

  3.5 Form of Amended and Restated Bylaws of the Company, to become effective upon the closing of this offering.!

  4.1    Form of Common Stock Certificate of Company.!

  5.1    Opinion of Morgan, Lewis & Bockius LLP.!

 10.1 3-Dimensional Pharmaceuticals, Inc. Equity Compensation Plan, as amended.!

 10.2    Third Amended and Restated Stockholders' Agreement by and among the
         Company and the Stockholders identified therein, dated March 31, 2000.!

 10.3    Series B Preferred Stock Purchase Agreement between the Company and
         Merck KgaA, dated October 11, 1996.!

 10.4    Series C Preferred Stock Purchase Agreement between the Company and
         American Home Products Corporation, dated June 13, 1997.!

 10.5    Series D Preferred Stock Purchase Agreement between the Company and
         Schering Berlin Venture Corporation, dated May 17, 2000.!

 10.6    Warrant to Purchase Common Stock of the Company issued to HealthCare
         Ventures III, L.P., dated November 18, 1999.!

 10.7    Warrant to Purchase Common Stock of the Company issued to HealthCare
         Ventures IV, L.P., dated November 18, 1999.!

 10.8    Warrant to Purchase Common Stock of the Company issued to Rho
         Management Trust II, dated November 18, 1999.!

 10.9    Warrant to Purchase Common Stock of the Company issued to Aetna Life
         Insurance Company, dated November 18, 1999.!

 10.10   Warrant to Purchase Common Stock of the Company issued to Henry
         Rothman, dated November 18, 1999.!

 10.11   Warrant to Purchase Common Stock of the Company issued to Abingworth
         Bioventures SICAV, dated November 18, 1999.!

 10.12   Warrant to Purchase Common Stock of the Company issued to Sentron
         Medical, Inc., dated November 18, 1999.!

 10.13   Warrant to Purchase Common Stock of the Company issued to Biotech
         Growth S.A., dated November 18, 1999.!

 10.14   Employment Offer Letter to David C. U'Prichard, dated September 1,
         1999.!

 10.15   Settlement Agreement between the Company and Anadys Pharmaceuticals,
         Inc., dated March 7, 2000.!@

 Exhibit
 Number                                Description
 -------                               -----------
 10.16   Research Collaboration Agreement between the Company and Biocryst
         Pharmaceuticals, Inc., dated October 18, 1996, and Amendment No.1 thereto, dated October 18, 1996.!@

 10.17   Collaborative Discovery and Lead Optimization Agreement between the
         Company and Boehringer Ingelheim Pharmaceuticals, Inc., dated December
         17, 1999.!@

 10.18   Collaborative Research and License Agreement between the Company and
         Hoechst Schering AgrEvo GmbH, now a part of Aventis Crop Science CmbH, dated October 18, 1999.!@

 10.19   Collaborative Research and License Agreement between the Company and
         E.I. DuPont de Nemours & Co., dated October 12, 1998.!@

 10.20   Collaborative Discovery and Lead Optimization Agreement between the
         Company and DuPont Pharmaceuticals Company, dated February 11, 2000.!*

 10.21   Nonexclusive Patent License Agreement between the Company and DuPont
         Pharmaceuticals Company, dated February 11, 2000.!@

 10.22   Research and License Agreement between the Company and the Heska
         Corporation, dated December 18, 1997, and Amendment No.1 thereto, dated December 18, 1997.!@

 10.23   License and Research Agreement between the Company and Schering AG,
         Germany, dated May 17, 2000.!@

 10.24   Master Loan and Security Agreement between the Company and Phoenixcor,
         Inc., dated June 18, 1998.!

 10.25   Amended and Restated Lease for Combination Office/Laboratory/Light
         Manufacturing Space at Eagleview Corporate Center Lot 28 between the
         Company and Eagleview Technology Partners, dated December 12, 1997.!

 10.26   Master Lease Agreement between the Company and Transamerica Business
         Credit Corporation, dated June 12, 1997.!

 10.27   Warrant to Purchase Common Stock of the Company issued to Transamerica
         Business Credit Corporation, dated June 12, 1997.!

 10.28 Master Lease Agreement, Loan Agreement and Subordination Agreement between the Company and Comdisco, Inc., dated March 7, 1994.!

 10.29   Warrant to Purchase Series A Preferred Stock, originally dated March
         7, 1994 and reissued to CDC Realty, Inc., dated July 21, 1998.!

 10.30   Warrant to Purchase Series A Preferred Stock, originally dated March
         7, 1994 and reissued to Gregory Stento, dated July 21, 1998.!

 10.31   Warrant to Purchase Series A Preferred Stock, originally dated April
         25, 1995 and reissued to Comdisco, Inc., dated July 21, 1998.!

 10.32   Warrant to Purchase Series A Preferred Stock, originally dated April
         25, 1995 and reissued to Gregory Stento, dated July 21, 1998.!

 10.33   Form of Warrant to Purchase Common Stock (along with Schedule of
         Holders of Certain Warrants to Purchase Common Stock).!

 10.34 3-Dimensional Pharmaceuticals, Inc. 2000 Equity Compensation Plan, to become effective upon the closing of this offering.!

 Exhibit
 Number                                Description
 -------                               -----------
 10.35   DiscoverWorks/TM/ Drug Discovery Collaboration Agreement between the
         Company and Bristol-Myers Squibb Company, dated July 7, 2000.!@

 10.36   DiscoverWorks Nonexclusive License and Purchase Agreement between the
         Company and Bristol-Myers Squibb Company, dated July 7, 2000.!@

 10.37   GPCR License and User Agreement between the Company and Bristol-Myers
         Squibb Company, dated July 7, 2000.!@

 10.38   PERT Internal Use License and Option Agreement between the Company and
         Bristol-Myers Squibb Company, dated July 7, 2000.!@

 21.1    Subsidiaries of the Registrant.!

 23.1    Consent of Richard A. Eisner & Company, LLP.*

 23.2    Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit
         5.1).!

 24.1    Power of Attorney (included on signature page).!

 27.1    Financial Data Schedule.!

--------
*  Filed herewith.
#  To be filed by amendment.
!  Previously filed.
@ Confidential treatment will be requested with respect to portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.